UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant To Rule 13a-16 Or 15d-16 of the

Securities Exchange Act of 1934

For the month of November 2023

Commission File Number: 333-251238

COSAN S.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

 Av. Brigadeiro Faria Lima, 4100, – 16th floor
São Paulo, SP 04538-132 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40‑F:

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes   ☐   No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes   ☐   No  ☒

1

Cosan S.A.

Interim financial statements

(Free translation from the original prepared in Portuguese)

September 30, 2023

2

3

4

Statement of financial position

(In thousands of Reais)

		Parent Company		Consolidated
	Note	09/30/2023	12/31/2022	09/30/2023	12/31/2022
Assets
Cash and cash equivalents	5.2	2,474,864	1,348,461	15,081,373	13,301,716
Restricted cash	5.3	—	—	7,491	8,024
Marketable securities	5.3	493,064	724,050	4,504,949	2,422,470
Trade receivables	5.7	—	—	3,580,136	3,769,908
Derivative financial instruments	5.6	2,718	—	265,329	1,086,698
Inventories	7	—	—	1,869,979	1,869,059
Receivables from related parties	5.8	183,291	381,547	264,266	235,541
Income tax receivable		343,554	272,130	801,782	560,789
Other current tax receivable	6	8,346	8,366	585,041	1,324,203
Dividend receivable	17	143,999	609,456	122,970	161,147
Sectorial financial assets	5.10	—	—	122,346	148,955
Other financial assets		—	—	717	88,961
Other current assets		126,280	119,266	556,104	560,080
		3,776,116	3,463,276	27,762,483	25,537,551
Current assets held for sale	8	—	—	368,146	40,383
Current assets		3,776,116	3,463,276	28,130,629	25,577,934

Trade receivables	5.7	—	—	118,153	157,634
Marketable securities	5.3	—	—	14,988,750	19,677,296
Restricted cash	5.3	151,580	35,039	262,827	131,909
Deferred tax assets	15	2,556,565	1,857,620	5,676,890	4,474,124
Receivables from related parties	5.8	289,572	355,793	121,763	241,001
Income tax receivable		—	—	454,756	434,886
Other non-current tax receivable	6	33,209	31,774	1,146,837	1,074,923
Judicial deposits	16	397,300	360,563	886,682	814,444
Derivative financial instruments	5.6	674,321	1,368,809	3,368,662	3,065,054
Sectorial financial assets	5.10	—	—	304,897	193,378
Other non-current assets		69,996	62,432	212,752	201,811
Other financial assets		—	—	2,249	277
Investments in subsidiaries and associates	9.1	30,678,907	31,230,371	2,952,428	2,913,943
Investment in joint venture	10	1,304,472	1,266,926	11,600,582	11,221,356
Property, plant and equipment	11.1	41,322	46,044	20,356,891	18,948,436
Intangible assets and goodwill	11.2	4,496	2,247	22,432,556	22,121,942
Contract asset	11.3	—	—	1,009,135	1,118,715
Right-of-use	11.4	23,564	23,032	9,599,224	8,012,869
Investment properties	11.5	—	—	14,227,539	14,103,060
Non-current assets		36,225,304	36,640,650	109,723,573	108,907,058

Total assets		40,001,420	40,103,926	137,854,202	134,484,992

The accompanying notes are an integral part of these interim financial statements.

5

Statement of financial position

(In thousands of Reais)

		Parent Company		Consolidated
	Note	09/30/2023	12/31/2022	09/30/2023	12/31/2022
Liabilities
Loans, borrowings and debentures	5.4	814,169	802,549	5,613,263	4,542,205
Leases	5.5	8,912	7,676	752,230	550,529
Derivative financial instruments	5.6	97,078	—	1,100,557	1,039,357
Trade payables	5.9	2,920	115,146	3,610,901	4,318,362
Employee benefits payables		39,739	49,301	699,641	659,521
Income tax payables	15	2,787	7,876	1,950,247	204,387
Other taxes payable	14	158,155	141,216	623,156	760,041
Dividends payable	17	2,467	279,979	146,677	892,006
Concessions payable	13	—	—	283,667	256,759
Related party payables	5.8	243,801	1,237,490	380,432	387,736
Sectorial financial liabilities	5.10	—	—	69,228	67,419
Other financial liabilities	5	—	—	800,996	924,562
Deferred revenue		—	—	5,381	5,400
Other current liabilities		577,100	543,084	1,323,746	1,189,929
Current liabilities		1,947,128	3,184,317	17,360,122	15,798,213
Loans, borrowings and debentures	5.4	7,606,213	4,673,079	51,300,098	48,445,011
Leases	5.5	22,023	22,689	4,591,072	2,981,629
Derivative financial instruments	5.6	586,487	618,947	2,702,906	4,251,575
Trade payables	5.9	—	—	65,818	61,489
Other taxes payable	14	156,304	148,620	160,954	153,688
Provision for legal proceedings	16	363,052	349,357	1,802,766	1,801,186
Concessions payable	13	—	—	3,179,637	3,094,651
Investments with unsecured liabilities	9.1	102,236	146,473	—	—
Related party payables	5.8	9,620,826	9,221,407	—	—
Post-employment benefit	23	325	312	597,033	575,840
Deferred tax liabilities	15	—	—	5,249,457	5,469,368
Sectorial financial liabilities	5.10	—	—	1,707,039	1,549,197
Deferred revenue		—	—	28,170	624,801
Other financial liabilities	5	—	—	—	29,985
Other non-current liabilities		1,115,333	1,085,558	1,445,918	1,478,960
Non-current liabilities		19,572,799	16,266,442	72,830,868	70,517,380
Total liabilities		21,519,927	19,450,759	90,190,990	86,315,593
Shareholders' equity	17
Share capital		8,682,544	8,402,544	8,682,544	8,402,544
Treasury shares		(107,254)	(107,140)	(107,254)	(107,140)
Additional paid-in capital		2,579,601	2,319,928	2,579,601	2,319,928
Accumulated other comprehensive income		(74,916)	567,546	(74,916)	567,546
Retained earnings		8,669,598	9,470,289	8,669,598	9,470,289
Loss for the period		(1,268,080)	—	(1,268,080)	—
Equity attributable to:
Owners of the Company		18,481,493	20,653,167	18,481,493	20,653,167
Non-controlling interests	9.2	—	—	29,181,719	27,516,232
Total shareholders' equity		18,481,493	20,653,167	47,663,212	48,169,399
Total liabilities and shareholders' equity		40,001,420	40,103,926	137,854,202	134,484,992

 The accompanying notes are an integral part of these interim financial statements.

6

Statement of profit or loss

(In thousands of Reais, except earnings per share)

		Parent Company				Consolidated
	Note	3Q23	3Q22	9M23	9M22	3Q23	3Q22	9M23	9M22
Net sales	19	—	—	—	—	10,253,570	11,507,301	29,895,353	28,983,273
Cost of sales	20	—	—	—	—	(6,955,078)	(8,698,843)	(21,222,714)	(22,166,959)
Gross profit		—	—	—	—	3,298,492	2,808,458	8,672,639	6,816,314
Selling expenses	20	—	—	—	—	(329,465)	(378,616)	(1,010,705)	(816,026)
General and administrative expenses	20	(129,518)	(77,575)	(310,858)	(214,121)	(745,800)	(563,979)	(1,889,855)	(1,397,568)
Other incomes (expenses), net	21	(40,322)	(27,223)	(43,017)	27,456	1,403,873	(63,856)	1,709,720	(48,472)
Operating expenses		(169,840)	(104,798)	(353,875)	(186,665)	328,608	(1,006,451)	(1,190,840)	(2,262,066)

Profit (loss) before equity in earnings of investees finance results and income taxes		(169,840)	(104,798)	(353,875)	(186,665)	3,627,100	1,802,007	7,481,799	4,554,248

Interest in earnings of associates	9.1	1,288,011	1,046,594	(24,028)	2,343,296	104,237	254,652	240,241	293,545
Interest in earnings of joint ventures	10	(3,544)	(414,887)	154,713	(153,558)	(29,861)	(414,885)	1,363,556	(153,558)
Equity in earnings of investees		1,284,467	631,707	130,685	2,189,738	74,376	(160,233)	1,603,797	139,987

Finance expenses		(504,229)	(508,854)	(1,396,303)	(1,183,257)	(646,254)	(1,199,642)	(10,323,734)	(2,681,384)
Finance income		91,269	71,038	240,953	192,710	722,377	709,151	1,951,914	2,022,664
Foreign exchange, net		(348,799)	(313,494)	361,829	312,399	(756,108)	(572,510)	1,379,572	504,071
Net effect of derivatives		17,777	(141,076)	(993,863)	(1,810,783)	(794,381)	(291,684)	(394,008)	(3,691,234)
Finance results, net	22	(743,982)	(892,386)	(1,787,384)	(2,488,931)	(1,474,366)	(1,354,685)	(7,386,256)	(3,845,883)

Profit (loss) before income taxes		370,645	(365,477)	(2,010,574)	(485,858)	2,227,110	287,089	1,699,340	848,352

Income taxes	15	—	—	—	—	—	—	—	—
Current		—	—	30,562	—	(576,807)	(378,889)	(2,249,629)	(985,483)
Deferred		308,107	350,591	711,932	855,870	76,704	532,668	1,411,823	1,205,703
		308,107	350,591	742,494	855,870	(500,103)	153,779	(837,806)	220,220

Profit (loss) for the period		678,752	(14,886)	(1,268,080)	370,012	1,727,007	440,868	861,534	1,068,572
Profit (loss) attributable to:
Owners of the Company		678,752	(14,886)	(1,268,080)	370,012	678,752	(14,886)	(1,268,080)	370,012
Non-controlling interests		—	—	—	—	1,048,255	455,754	2,129,614	698,560
		678,752	(14,886)	(1,268,080)	370,012	1,727,007	440,868	861,534	1,068,572
Earnings per share	18
Basic						R$0.3635	(R$0.0080)	(R$0.6793)	R$0.1980
Diluted						R$0.3633	(R$0.0082)	(R$0.6844)	R$0.1967

The accompanying notes are an integral part of these interim financial statements.

7

Statement of other comprehensive income

(In thousands of Reais)

	Parent Company				Consolidated
	3Q23	3Q22	9M23	9M22	3Q23	3Q22	9M23	9M22
Profit (loss) for the period	678,752	(14,886)	(1,268,080)	370,012	1,727,007	440,868	861,534	1,068,572
Other comprehensive income:
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation differences	(163,848)	300,792	(584,019)	837,466	(216,113)	300,837	(785,812)	787,017
Gain (loss) on cash flow hedge	(77,088)	347	(58,564)	(4,022)	(104,761)	781	(84,007)	(2,959)
Change in fair value of financial assets, net of taxes	—	3,470	—	11,143	—	6,940	—	22,286
	(240,936)	304,609	(642,583)	844,587	(320,874)	308,558	(869,819)	806,344

Items that will not be reclassified to profit or loss:
Actuarial gains (losses) with defined benefit plan, net of taxes	—	—	121	17,120	(23,064)	—	477	25,939
Deferred taxes	—	—	—	—	14,096	—	(162)	(8,819)
	—	—	121	17,120	(8,968)	—	315	17,120

Total comprehensive income (loss) for the period	437,816	289,723	(1,910,542)	1,231,719	1,397,165	749,426	(7,970)	1,892,036

Comprehensive result attributable to:
Owners of the Company	437,816	289,723	(1,910,542)	1,231,719	437,816	289,723	(1,910,542)	1,231,719
Non-controlling interest	—	—	—	—	959,349	459,703	1,902,572	660,317
	437,816	289,723	(1,910,542)	1,231,719	1,397,165	749,426	(7,970)	1,892,036

The accompanying notes are an integral part of these interim financial statements.

8

Statement of changes in equity

(In thousands of Reais)

			Capital reserve			Profit reserve
	Share capital	Treasury share	Corporate transactions - Law 6404	Capital transactions	Accumulated other comprehensive loss	Legal	Statutory reserve	Unrealized profit	Accumulated profits	Equity attributable to controlling shareholders	Interest of non-controlling shareholders	Total equity
At January 1, 2023	8,402,544	(107,140)	737	2,319,191	567,546	58,802	9,240,466	171,021	—	20,653,167	27,516,232	48,169,399

Loss for the period	—	—	—	—	—	—	—	—	(1,268,080)	(1,268,080)	2,129,614	861,534

Other comprehensive income (note 17)
Gain from cash flow hedge accounting	—	—	—	—	(58,564)	—	—	—	—	(58,564)	(25,443)	(84,007)
Foreign currency translation differences	—	—	—	—	(584,019)	—	—	—	—	(584,019)	(201,793)	(785,812)
Actuarial gain on defined benefit plan	—	—	—	—	121	—	—	—	—	121	194	315
Total comprehensive income (loss) for the period	—	—	—	—	(642,462)	—	—	—	(1,268,080)	(1,910,542)	1,902,572	(7,970)

Contributions and distributions to owners of the Company:
Capital increase (note 17)	280,000	—	—	—	—	—	(280,000)	—	—	—	-	—
Funds from capital increase in subsidiary (note 9.2)	—	—	—	—	—	—	—	—	—	—	9,709	9,709
Gain (loss) on capital increase in a subsidiary	—	—	—	60,468	—	—	—	—	—	60,468	17,947	78,415
Share based payments	—	(114)	—	4,593	—	—	—	—	—	4,479	(7,819)	(3,340)
Write-off of interest in subsidiary	—	—	—	—	—	—	—	—	—	—	(22,280)	(22,280)
Dividends	—	—	—	—	—	—	(349,670)	(171,021)	—	(520,691)	(462,818)	(983,509)
Employee compensation plan - value of employee services	—	—	—	114,220	—	—	—	—	—	114,220	39,667	153,887
Total contributions and distributions	280,000	(114)	—	179,281	—	—	(629,670)	(171,021)	—	(341,524)	(425,594)	(767,118)

Transactions with owners of the Company:
Gain on dividends from subsidiary	—	—	—	79,825	—	—	—	—	—	79,825	188,509	268,334
Change of shareholding interest in subsidiary (note 9.1)	—	—	—	567	—	—	—	—	—	567	-	567
Total transactions with owners of the Company	—	—	—	80,392	—	—	—	—	—	80,392	188,509	268,901

Total contributions, distributions and transactions with the Company's shareholders	280,000	(114)	—	259,673	—	—	(629,670)	(171,021)	—	(261,132)	(237,085)	(498,217)

At September 30, 2023	8,682,544	(107,254)	737	2,578,864	(74,916)	58,802	8,610,796	—	(1,268,080)	18,481,493	29,181,719	47,663,212

The accompanying notes are an integral part of these interim financial statements.

9

Statement of changes in equity

(In thousands of  Reais)

			Capital reserve			Profit reserve
	Share capital	Treasury share	Corporate transactions - Law 6404	Capital transactions	Accumulated other comprehensive loss	Legal	Statutory reserve	Profit to be realized	Retained earnings	Accumulated profits	Equity attributable to controlling shareholders	Non-controlling interest	Total equity
At January 1, 2022	6,365,853	(69,064)	737	(1,690,972)	(521,609)	348,753	9,872,037	171,021	264,181	—	14,740,937	14,129,085	28,870,022

Net income for the period	—	—	—	—	—	—	—	—	—	370,012	370,012	698,560	1,068,572

Other comprehensive income (note 17)
Gain from cash flow hedge accounting	—	—	—	—	(4,022)	—	—	—	—	—	(4,022)	1,063	(2,959)
Foreign currency translation differences	—	—	—	—	837,466	—	—	—	—	—	837,466	(50,449)	787,017
Actuarial gain on defined benefit plan	—	—	—	—	17,120	—	—	—	—	—	17,120	—	17,120
Change in fair value of financial assets	—	—	—	—	11,143	—	—	—	—	—	11,143	11,143	22,286
Total comprehensive income (loss) for the period	—	—	—	—	861,707	—	—	—	—	370,012	1,231,719	660,317	1,892,036

Transactions with owners of the Company contributions and distributions:
Capital increase	2,036,691	—	—	—	—	(348,753)	(1,423,757)	—	(264,181)	—	—	—	—
Share based payments	—	17,190	—	(19,394)	—	—	—	—	—	—	(2,204)	(7,008)	(9,212)
Dividends	—	—	—	—	—	—	(45,736)	—	—	—	(45,736)	(272,068)	(317,804)
Business combination	—	—	—	—	—	—	—	—	—	—	—	2,924,376	2,924,376
Employee compensation plan - value of employee services	—	—	—	41,047	—	—	—	—	—	—	41,047	(12,889)	28,158
Total contributions and distributions	2,036,691	17,190	—	21,653	—	(348,753)	(1,469,493)	—	(264,181)	—	(6,893)	2,632,411	2,625,518

Changes in interest in subsidiaries:
Acquisition of non-controlling interest	—	—	—	—	—	—	—	—	—	—	—	(888,450)	(888,450)
Change of shareholding interest in subsidiary	—	—	—	2,789	—	—	—	—	—	—	2,789	(68,233)	(65,444)
Total transactions with owners of the Company	—	—	—	2,789	—	—	—	—	—	—	2,789	(956,683)	(953,894)

Total contributions, distributions and transactions with the Company's shareholders	2,036,691	17,190	—	24,442	—	(348,753)	(1,469,493)	—	(264,181)	—	(4,104)	1,675,728	1,671,624

At September 30, 2022	8,402,544	(51,874)	737	(1,666,530)	340,098	—	8,402,544	171,021	—	370,012	15,968,552	16,465,130	32,433,682

10

 Statement of cash flow

(In thousands of Reais)

		Parent Company		Consolidated
	Note	9M23	9M22	9M23	9M22
Cash flows from operating activities
Profit (loss) before income taxes		(2,010,574)	(485,858)	1,699,340	848,352

Adjustments for:
Depreciation and amortization	20	10,697	10,461	2,477,810	2,162,751
Interest in earnings of subsidiaries and associates	9.1	24,028	(2,343,296)	(240,241)	(293,545)
Interest in earnings of joint ventures	10	(154,713)	153,558	(1,363,556)	153,558
Loss (gain) on disposed assets	21	(13,563)	1,858	4,959	27,343
Share based payment	24	80,296	34,631	151,177	70,455
Change in fair value of investment properties	11.5	—	—	(463,837)	(59,061)
Provision for legal expenses, receivables and tax installments	21	56,716	51,388	139,301	237,395
Interest, derivatives, monetary and foreign exchange variations, net		1,847,394	2,544,778	8,484,094	4,833,520
Bargain purchase gain	21	—	(92,946)	—	(92,946)
Sectorial financial assets and liabilities, net	5.10	—	—	(2,587)	209,528
(Gain) loss on energy derivative transactions		—	—	—	(181,782)
Provisions for employee benefits		31,413	23,579	251,637	274,325
Allowance for expected credit losses		—	—	16,418	16,262
Tax credit recovery		—	—	(9,106)	(74,330)
Deferred revenue		—	—	(596,648)	(4,025)
Revenue from finance investment		—	—	(786,443)	—
Other		(49,490)	13,043	174,765	90,762
		(177,796)	(88,804)	9,937,083	8,218,562
Variation in:
Trade receivables		—	—	199,656	(1,042,720)
Inventories		—	—	(92,991)	(243,785)
Other taxes, net		2,667	(5,899)	538,549	554,407
Income tax		76,323	(6,040)	(861,932)	(889,292)
Related parties, net		17,047	(163,883)	(46,267)	10,275
Suppliers		(112,213)	14,680	(360,292)	795,022
Employee benefits payables		(40,975)	(32,124)	(295,206)	(214,783)
Provision for legal expenses		(17,373)	(5,506)	(284,099)	(220,888)
Derivative financial instruments		—	—	19,860	(21,815)
Other financial liabilities		—	—	(210,456)	235,061
Judicial deposits		(33,174)	7,112	(15,960)	(7,292)
Post-employment benefits obligation		—	—	(25,952)	(72,007)
Other assets and liabilities, net		19,470	(4,923)	(213,368)	441,991
		(88,228)	(196,583)	(1,648,458)	(675,826)
					—
Net cash (used in) generated from operating activities		(266,024)	(285,387)	8,288,625	7,542,736

Cash flows from investing activities
Capital contribution to subsidiaries and associates		(296,500)	(6,442,536)	(47,300)	(52,308)
Acquisition of subsidiary, net of acquired cash		—	—	—	(5,122,805)
Sale (purchase) of marketable securities		277,788	569,590	(1,745,814)	(3,059,254)
Restricted cash		(116,541)	(2,772)	(133,760)	(36,841)
Dividends received from subsidiaries and associates	17	819,331	97,402	180,201	65,928
Dividends received from joint venture	17	58,635	624,939	516,268	624,939
Dividends received from finance investment	1.1	—	—	816,902	—
Acquisition of instruments designated at fair value		—	—	(7,519)	(157,979)
Additions of property, plant and equipment, intangible and contract assets		(4,130)	(1,168)	(4,431,547)	(3,246,976)
Proceeds from the sale of investments		15,000	—	(5,926)	726,243
11

Statement of cash flow

(In thousands of Reais)

Receipt of derivative financial instruments, except debt		162,114	138,403	166,390	138,403
Payment of derivative financial instruments, except debt		(116,303)	(235,290)	(125,435)	(235,290)
Reclassification of assets held for sale		—	—	—	(217,119)
Cash received on the sale of property, plant and equipment and intangible assets		—	—	1,691	6,166
Other		—	(300)	—	(435)
Net cash generated from (used in) investing activities		799,394	(5,251,732)	(4,815,849)	(10,567,328)

Cash flows from financing activities
Loans, borrowings and debentures raised	5.4	3,483,102	9,450,210	8,357,970	14,231,104
Principal repayment of loans, borrowings and debentures	5.4	(579,942)	—	(3,562,837)	(6,153,926)
Payment of interest on loans, borrowings and debentures	5.4	(659,023)	(653,068)	(2,446,032)	(2,447,313)
Payment of derivative financial instruments		(608,433)	(630,908)	(1,831,815)	(1,367,284)
Receipt of derivative financial instruments		292,303	226,684	407,971	318,059
Costs of banking operations with derivatives	1.1	—	—	(412,309)	—
Principal repayment of leases	5.5	(4,046)	(3,726)	(363,767)	(282,074)
Payment of interest on leases	5.5	(2,716)	(2,981)	(144,957)	(155,290)
Funds from capital contributions by non-controlling shareholders	9.2	—	—	9,709	21,626
Related parties		(510,712)	(1,167,462)	—	—
Proceeds from the sale of treasury shares		—	—	—	(25,084)
Acquisition of non-controlling shareholders’ shares		—	(6,082)	—	(468,221)
Dividends paid	17	(798,203)	(799,347)	(1,627,717)	(924,247)
Share options exercised		—	—	(13,597)	(15,597)
Net cash generated from (used in) financing activities		612,330	6,413,320	(1,627,381)	2,731,753

Increase (decrease) in cash and cash equivalents		1,145,700	876,201	1,845,395	(292,839)

Cash and cash equivalents at the beginning of the period		1,348,461	1,718,077	13,301,716	16,174,130
Effect of the foreign exchange variation on the cash balance and cash equivalents		(19,297)	(192,371)	(65,738)	(394,188)
Cash and cash equivalents at the end of the period		2,474,864	2,401,907	15,081,373	15,487,103

Additional information
Income taxes paid		—	—	63,360	441,033

The accompanying notes are an integral part of these interim financial statements.

Non-cash transactions:

The Company presents its statements of cash flows using the indirect method. During the period ended September 30, 2023, the Company carried out the following transactions that did not involve cash and, therefore, are not reflected in the parent company and consolidated statement of cash flows:

(i)	Recognition of right-of-use as a counterpart to the lease liability in the amount of R$1,961,656 (R$432,466 on September 30, 2022), resulting from the application of inflation indexes and new contracts classified under the leasing rule (Note 11.4).
(ii)	Acquisition of property, plant and equipment and intangible assets with payment in installments R$196,923 (R$39,121 on September 30, 2022).
(iii)	Capital increase in subsidiary Cosan Nove Participações S.A. with funds from the balance of accounts receivable from related parties in the amount of R$121,621.
(iv)	Partial amortization of Senior Notes 2027 and 2029 in the amount of R$84,585 using the balance of other financial assets.

Disclosure of interest and dividends:

Dividends and interest on shareholders' equity are classified as cash flow from investing activities by the Company. Dividends and interest received or paid are classified as cash flow from financing activities.

12

Statement of value added

(In thousands of  Reais)

	Parent Company		Consolidated
	9M23	9M22	9M23	9M22
Revenue
Net sales	—	—	35,198,123	34,579,820
Other income (expense), net	(27,953)	93,038	1,878,551	133,421
Impairment gain (loss) on trade receivables	—	—	(16,418)	(12,265)
	(27,953)	93,038	37,060,256	34,700,976
Inputs purchased from third parties
Cost of goods sold and services rendered	—	—	20,264,600	12,049,413
Materials, energy, third-party services and other	89,025	122,854	1,476,273	11,084,735
	89,025	122,854	21,740,873	23,134,148

Gross value added	(116,978)	(29,816)	15,319,383	11,566,828
Retention
Depreciation and amortization	10,697	10,461	2,477,810	2,162,751
Net value added	(127,675)	(40,277)	12,841,573	9,404,077

Value added transferred in
Interest earnings in associates	(24,028)	2,343,296	240,241	293,545
Interest earnings in joint ventures	154,713	(153,558)	1,363,556	(153,558)
Finance revenue	240,953	192,710	1,951,914	1,848,093
	371,638	2,382,448	3,555,711	1,988,080

Value added to be distributed	243,963	2,342,171	16,397,284	11,392,157

Distribution of value added
Personnel and payroll charges	206,555	122,500	1,937,589	1,604,907
Direct remuneration	193,797	110,729	1,572,424	1,298,340
Benefits	8,233	7,012	286,376	248,929
FGTS and other	4,525	4,759	78,789	57,638

Taxes, fees and contributions	(722,849)	(831,982)	4,168,392	2,823,401
Federal	(726,915)	(839,294)	1,960,297	665,309
State	—	—	2,078,368	1,998,289
Municipal	4,066	7,312	129,727	159,803

Financial expenses and rents	2,028,337	2,681,641	9,429,769	5,895,277
Interest and foreign exchange variation	2,113,122	2,624,610	8,828,055	5,533,078
Rents	—	—	107,455	128,551
Other	(84,785)	57,031	494,259	233,648

Equity Remuneration	(1,268,080)	370,012	861,534	1,068,572
Non-controlling interests	—	—	2,129,614	698,560
Retained profits (loss)	(1,268,080)	370,012	(1,268,080)	370,012

The accompanying notes are an integral part of these interim financial statements.

13

  Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

1.  OPERATIONS

Cosan S.A. (“Cosan” or “the Company”) is a publicly traded company at B3 S.A. - Brasil, Bolsa, Balcão (“B3”) in the special New Market (Novo Mercado) segment under the symbol “CSAN3”. The Company's American Depositary Shares (“ADSs”) are listed on the New York Stock Exchange, or “NYSE”, and are traded under the symbol “CSAN”. Cosan is a corporation (sociedade anônima) of indefinite term incorporated under the laws of Brazil, with its registered office in the city of São Paulo, state of São Paulo. Mr. Rubens Ometto Silveira Mello is the ultimate controlling shareholder of Cosan.

Corporate Cosan (Corporate segment) It is formed by the following entities:

(i)	Parent company with direct or indirect equity interest in subsidiaries and joint venture. The main effects on its profit or loss are general and administrative expenses, contingencies, equity income and financial result attributed to loans.
(ii)	Cosan Oito is a subsidiary of Cosan S.A, which holds a stake in Vale, together with debt instruments (Resolução 4131) with JP Morgan S.A and Citibank S.A and derivative financial instruments as described in note 1.1 below.
(iii)	Cosan Nove has a direct stake in Raízen of 39.15% and preferred shares with Itaú Unibanco S.A. (“Itaú”) which corresponds to an equity interest of 26.90%.
(iv)	Cosan Dez has a direct stake in Compass of 88.00% and preferred shares with Bradesco BBI S.A. (“Bradesco”) which corresponds to an equity interest of 23.20%.

1.1. Stake in Vale S.A.

During the fourth quarter of 2022, the subsidiary Cosan Oito S.A. (“Cosan Oito”), completed the transaction related to the acquisition of a non-controlling interest in Vale S.A. (“Vale”) which was divided into: (i) assets acquired; (ii) debt incurred; (iii) structured derivatives; and (iv) issuance of preferred shares.

On April 28, 2023, at Vale's Ordinary General Meeting, the CEO of Cosan S.A., Luis Henrique Cals de Beauclair Guimarães, was elected a member of Vale's Board of Directors, and on May 16, 2023, he was appointed as Committee Coordinator of Capital Allocation and Project and member of the People and Compensation Committee.

14

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

a)              Assets acquired

Cosan Oito made the following investments in Vale: (a) acquisition of shares in the spot market and (b) purchase through a private operation with partial protection via derivatives (Collar), as shown in the table below:

	Inception date		At September 30, 2023
Description	%	Amount	%	Amount
Direct shareholding	1.55%	4,918,245	1.65%	5,056,055
Equity collar	3.31%	11,117,824	3.21%	9,836,326
	4.86%	16,036,069	4.86%	14,892,381

b)              Debt incurred and partial advances

The following loans were contracted for the acquisition of assets, together with the banks below:

Creditor	Amount	Maturities	Currency (i)	Annual interest rate (i)
JP Morgan S.A.	789,659	Oct-24	Euro	2.95%
JP Morgan S.A.	1,825,467	Oct-25	Euro	3.20%
JP Morgan S.A.	1,785,329	Oct-26	Euro	3.40%
JP Morgan S.A.	741,320	Oct-27	Euro	3.56%
Citibank S.A.	526,443	Oct-24	Yen	0.25%
Citibank S.A.	1,216,939	Oct-25	Yen	0.25%
Citibank S.A.	1,190,274	Oct-26	Yen	0.25%
Citibank S.A.	494,199	Oct-27	Yen	0.25%
Total	8,569,630

(i)	Debts were contracted (Resolução 4131) in the currencies specified above with four maturities with pre-fixed amounts and derivative financial instruments were contracted with CDI plus 0.45% equivalent.

On August 10, 2023, the subsidiary Cosan Oito anticipated the partial settlement of 20% of the first tranche, which represents 15% of the total Collar financing structure related to the stake in Vale, equivalent to 0.10% of the mining company’s total shares in the date. This prepayment totaled R$296,274 in principal plus interest, related to loan 4,131 and dismantling of the foreign exchange derivative. Additionally, we pre-settled VALE3's derivative structure (Collar) in equal proportion, resulting in a financial gain of R$28,961. Finally, the prepayment released 4.5 million Vale shares previously sold on fiduciary basis in this structure. As a result of the operation, the direct participation previously of 1.55%, on June 30, 2023, increased to 1.65%.

On October 6, 2023, as a subsequent event, the subsidiary Cosan Oito anticipated the partial settlement of the remaining 25% of the first tranche of the total Collar Financing structure related to the stake in Vale, equivalent to 0.10% of the total shares. This partial settlement had the following effects: (i) Prepayment of R$300,860 in principal and interest related to loan 4,131 and settlement of foreign exchange derivative; (ii) Early settlement of VALE3's derivative structure (Collar) in equal proportion, resulting in a financial gain of R$28,008 and (iii) Release of 4.5 million Vale shares previously sold on fiduciary basis in this structure. As a result of the operation, the direct participation previously of 1.65%, on September 30, 2023, increased to 1.75%.

15

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

c)              Structured derivatives

For protection related to the acquisition of a 3.31% stake, derivatives were contracted consisting of a combination of call and put (Collar). Additionally, the following papers were contracted: (i) forward option (Forward) which grants the right to acquire 1.60% of Vale (optional) and; (ii) Derivatives consisting of a combination of call and put positions (Synthetic Collar).

The collar and synthetic collar derivatives protect the Company from the devaluation of the share’s value below the strikes of the puts, at the same time, they allow Cosan Oito to participate partially in future increases in the share’s value limited to the strikes of the calls.

	Inception Date		At September 30, 2023
Description	%	Amount (paid)/received	%	Fair value
Collar	3.31%	499,197	3.21%	861,587
Call Spread	1.60%	(888,612)	1.60%	466,314
Forward		(1,134,933)		(80,476)
Collar sintético		246,321		546,790
Total		(389,415)		1,327,901

d)              Issuance of preferred shares

Bradesco BBI S.A. (“Bradesco”) and Itaú Unibanco S.A. (“Itaú”) completed investments on December 23 and 28, 2022, acquiring 23.30% and 26.90% of the share capital of the subsidiaries Cosan Dez Participações S.A. ("Cosan Dez") and Cosan Nove Participações S.A. ("Cosan Nove") for R$4,000,000 and R$4,115,000, respectively.

As part of the issuance of preferred shares by Cosan Nove and Cosan Dez, Cosan S.A. contributed its investments in Raízen and Compass Gas and Energy. The structure after the contribution of investments follows as shown:

Disproportionate dividends

The subsidiaries Cosan Nove and Cosan Dez have outstanding preferred shares classified in equity by non-controlling interests. The Company calculates its share of profits or losses after adjusting the dividends on these shares, regardless of whether such dividends have been declared or not. This effectively means that the non-controlling interest, represented by the preferred shares, is receiving a portion of the profit or accrual of interest equivalent to the dividends.

16

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

On September 30, 2023, the equity interest and economic benefit of Cosan S.A. on Cosan Nove and Cosan Dez, considering the disproportionate dividends were as shown below:

	% Equity interest	% Economic benefit (i)
Cosan Nove	73.09%	66.16%
Cosan Dez	76.80%	72.00%

(i)	Percentage used to calculate the interest on September 30, 2023. To calculate the dividends of Cosan Nove and Cosan Dez for preferred shareholders, the profits of the respective Companies are used, multiplied by the participation percentages using the percentages defined in the Shareholders’ Agreements.

Call option

The Company has a call option which gives it the right to repurchase all preferred shares from Cosan Nove and Cosan Dez, which may be exercised from the third year after the signing of the respective agreements in December 2022.

On September 30, 2023, the Company measured the fair value of the call option and concluded that it is out of price.

Contingent sell Option

In the shareholders’ agreements signed between the Company and Itaú and Bradesco referring to the issuance of preferred shares, it was defined that both financial institutions have a contingent call option only when the specific material adverse effects provided for in the contract occur, which are in the control of the Company and, therefore, do not constitute a financial obligation.

The total of investments in preferred shares are calculated based on the initial amounts of R$4,115,000 and R$4,000,000 restated by a weighted average rate of CDI + 1.25% less dividends received by non-controlling shareholders in this period, which, on September 30, 2023, is represented by the amounts of R$4,404,537 and R$4,438,635, respectively.

17

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

e)              Summary of the accounting effect of the events mentioned in the previous topics.

Below is a summary of the accounting effect of the events mentioned above:

	Note	Assets acquired	Debt incurred (vi)	Derivates			Dividends receivable, net	Dividends payable
				Collar (i)	Synthetic Collar (ii)	Foward (ii)
At January 1, 2023		19,586,193	(8,808,673)	(2,840,544)	(1,237,907)	1,954,493	22,842	—
- Impacts on the profit or loss
MTM Vale's shares(iii)	22	(4,693,812)	—	—	—	—	—	—
Interest and monetary and exchange variation (accrual)	22	—	711,919	—	—	—	—	—
Dividends declared by Vale (vii)	21	—	—	—	—	—	762,204	—
Costs of banking operations with derivatives	22	—	—	—	—	—	(380,453)	—
MTM of derivates	22	—	(1,844,372)	3,731,092	1,784,697	(2,034,969)	—	—
- Impacts on cash flow - (receipt) / payment
Dividends paid to minority shareholders from Cosan Nove		—	—	—	—	—	—	123,000
Dividends (received) from Vale (iv)		—	—	—	—	—	(816,902)	—
Costs of banking operations with derivatives (v)		—	—	—	—	—	412,309	—
Partial payment of loans	2.2	—	280,744	—	—	—	—	—
Payment of derivative financial instruments	2.2	—	15,530	—	—	—	—	—
(Receipt) of derivative financial instruments	2.2	—	—	(28,961)	—	—	—	—
- Impacts on the balance sheet		—	—	—	—	—	—	—
Minority dividends payable referring to structure of issuance of preferred shares		—	—	—	—	—	—	(123,000)
At September 30, 2023		14,892,381	(9,644,852)	861,587	546,790	(80,476)	—	—

(i)	Collar contracted to protect 3.21% of the shares acquired.
(ii)	Forward and synthetic collar contracted for the right to acquire and protect, respectively, 1.60% of Vale's shares.
(iii)	Mark to market consisting of:
a) 1.65% interest in shares purchased in cash, totaling R$1,593,578, and
b) 3.21% stake in shares with Collar protection totaling R$3,100,234.
(iv)	The balance received from dividends is composed of R$762,204 referring to the 9-month period ended September 30,2023 and R$54,698 referring to the provisioned amount on December 31, 2022.
(v)	The balance paid for costs of banking operations with derivatives is composed of R$380,453 referring to the 9-month period ended September 30,2023 and R$31,856 referring to the provisioned amount on December 31, 2022.
(vi)	Also includes contracted derivatives (NDF) for exchange rate and interest protection.
(vii)	Vale’s Board of Directors approved, on July 27, 2023, the distribution of interest on own capital in the total gross amount of R$8,276,501, corresponding to the total amount of R$1.917008992 per share, calculated according to the balance sheet of June 30, 2023.

18

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

2. RELEVANTS EVENTS IN THE PERIOD

SALE OF SHARES OF SINLOG TECNOLOGIA EM LOGÍSTICA S.A.

On March 10, 2023, the Company entered into a share purchase and sale agreement, providing for the sale of its entire equity interest in Sinlog Tecnologia em Logística S.A. The transaction was completed on May 2, 2023, for the amount of R$45,000, divided into three equal installments, the first of which was received on the same date and the remaining installments to be received annually, restated by 100% of the CDI. This operation generated a gain in the Company's profit or loss in the amount of R$14,884, registered in other operating income (expenses), net, explanatory note 21.

ISSUANCE OF SENIOR NOTE 2030

On June 20, 2023, the Company issued an offering of senior notes in the total amount of US$550,000 thousand, equivalent to R$2,668,380, through its wholly owned subsidiary Cosan Luxembourg S.A (“Cosan Luxemburgo”). The issuance of the senior notes took place at an annual interest rate of US$ + 7.50%, maturing in June 2030 and paying interest semi-annually.

ISSUE OF DEBENTURES

On April 20 and June 20, 2023, Cosan issued two debentures, not convertible into shares, in the total principal amount of R$1,000,000 each in a single series that bears interest at a rate equal to DI plus 2.4% p.a. maturing in April and June 2028, respectively, principal due upon maturity and interest paid semiannually.

ADDITION OF RIGHT OF USE – FRSU COMPASS S.A CONTRACT

On July 1, 2023, the subsidiary Compass added the Right of Use to the contract related to the charter of the floating storage and regasification unit (“FRSU”) in the amount of R$1,510,810. The leased asset will be used to receive, store and regasification LNG (“Liquefied Natural Gas”) at the TRSP – LNG Regasification Terminal of São Paulo S.A. (“TRSP”). The term of the contract is 10 years with reasonable certainty of extension for two periods of 5 years, that is, the lease term for this right of use was considered until June 2043.

TREND OFFER SENIOR NOTES 2027

On July 18, 2023, the subsidiary Cosan Luxembourg S.A. concluded the tender-offer of the 2027 senior notes with the repurchase of debt securities in the amount of US$250,000 thousand equivalent to R$1,201,000 in aggregate principal value, with payment of accrued interest of US$8,069 thousand equivalent to R$38,763 and a prize of US$7,500 thousand equivalent to R$36,030.

ISSUE OF DEBENTURES RUMO S.A.

On September 15, 2023, the subsidiary Rumo raised R$1,500,000 with the 17th issuance of simple debentures, not convertible into shares, of the unsecured type, divided into two series, the first of which has an amount of R$750,000, with IPCA+5.76% rate and 6-year term, while the second is R$750,000 with IPCA+6.18% rate and 10-year term. Both series will have semiannual interest payments and 100% principal amortization upon maturity. The funds from this fundraising will be used for investment. These debentures have the same restrictive financial clauses (“financial covenants”) as other debts and ESG commitments, as shown in note 5.1.

19

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

EXPORT CREDIT NOTE - RUMO

On September 15, 2023, the subsidiary On July 7, 2023, the subsidiary Rumo obtained an Export Credit Note (“NCE”), in the amount of R$725.000, equivalent to USD150.000 thousands, with maturity in 18 months, quarterly amortization and cost of SOFR + 1.30%. Along with the debt, a Swap was contracted to transform the cost of debt to 108.9% of the CDI.

REALIZATION OF DEFERRED REVENUE

On July 1, 2022, the indirect subsidiary Compass Comercialização S.A. (“Compass Comercialização”) signed a contractual instrument to cancel Liquefied Natural Gas (“LNG”) with deliveries scheduled for 2023. In return, financial compensation was agreed between the parts whose receipt was initially recorded in Compass Comercialização's balance sheet under deferred revenue. On July 13, 2023, after compliance with all remaining performance obligations, the amount of R$923,214 was recognized under other operating income, with R$845,233 related to the instrument mentioned above and R$77,981 related to the recognition of bonus received

In the note 21:

	Parent Company				Consolidated
	3Q23	3Q22	9M23	9M22	3Q23	3Q22	9M23	9M22
Gain from bargain purchase	—	—	—	92,946	—	—	—	92,946
Extemporaneous tax credits	—	—	—	—	6,098	203	10,323	77,926
Change in fair value of investment properties	—	—	—	—	372,015	—	463,837	59,061
Loss on disposals of non-current assets and intangible assets	—	(1,858)	13,563	(1,858)	(4,182)	(3,354)	(4,959)	(27,343)
Net effect of provisions for legal proceedings	(13,192)	(24,245)	(56,716)	(51,388)	(60,677)	(86,841)	(139,301)	(237,395)
Settlement of disputes in the renewal process	—	—	—	—	—	—	—	(32,490)
Dividends	—	—	—	—	359,452	—	762,204	—
Realization of deferred revenue (ii)[DC1]	—	—	—	—	923,214	—	923,214	—
Other income	4,323	5,666	61,730	14,650	83,768	—	125,775	—
Loss due to reduction in net recoverable value	—	—	—	—	—	(243)	—	(243)
Other	(31,453)	(6,786)	(61,594)	(26,894)	(275,815)	26,379	(431,373)	19,066
	(40,322)	(27,223)	(43,017)	27,456	1,403,873	(63,856)	1,709,720	(48,472)

20

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

INTERNALIZATION OF SENIOR NOTES 2030

On September 29, 2023, the Company internalized the remaining resources arising from the 2030 senior notes, through the issuance of debentures by Cosan S.A., referenced in US dollars in the amount of R$1,491 million (equivalent to US$300,000 thousand), with coupon annual rate of 16.04% p.a. for first interest payment and 8.02% p.a. for the others. In return, Cosan Luxembourg contracted a Total Return Swap (“TRS”) with the same amount and counterparty in US dollars, with semi-annual payment frequency and annual remuneration of 15.52% p.a. for the first interest remuneration and 7.50% p.a. for the others, which has the issue of debentures as its underlying asset. For more information see note 5.4 (e).

RUSSIAN-UKRAINIAN CONFLIT

The conflict between Russia and Ukraine initiated in February 2022 is a far-reaching event in the world economy, thus the Company continues to monitor the possible operational impacts, mainly on its commodities, fertilizers and fuels, and also, impacts on its financial reports. As of the date of issuance of these interim financial statements, we have not experienced significant impacts from this conflict.

3. STATEMENT OF COMPLIANCE AND ACCOUNTING POLICIES

These individual and consolidated interim financial statements were prepared and are being presented in accordance with the technical pronouncement CPC 21 (R1) - Interim Statements and with the international standards IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board (IASB), and also based on the provisions contained in the Brazilian Corporation Law, and presented in a manner consistent with the rules issued by the Securities and Exchange Commission, applicable to the preparation of quarterly information - ITR. Interim financial statements do not include all information necessary for a complete set of financial statements prepared in accordance with local standards and IFRS. However, specific explanatory notes are included to explain events and transactions that are significant to an understanding of changes in the Group's financial position and performance since the last annual financial statement.

The presentation of Statements of Added Value (DVA), individual and consolidated, is required by Brazilian corporate legislation and by the accounting practices adopted in Brazil applicable to public companies CPC 09 – Statement of Added Value. IFRS standards do not require the presentation of this statement. As a consequence, under IFRS, this statement is presented as supplementary information, without prejudice to the set of interim financial statements.

The information in the explanatory notes that did not undergo significant changes compared to the financial statements as of December 31, 2022, was not presented in full in this quarterly information.

These interim financial statements were prepared following the preparation basis and accounting policies consistent with those adopted in the preparation of the financial statements as of December 31, 2022. All balances have been rounded to the nearest thousand, unless otherwise indicated.

The significant judgments made by Management in applying the Company's accounting policies and the main sources of estimation uncertainty were the same as those described in the last annual financial statements.

The relevant information specific to the interim financial statements, and only them, are being disclosed and correspond to that used by Management in its management.

These interim financial statements were authorized for issuance by the Board of Directors on November 10, 2023.

21

 Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

4. SEGMENT INFORMATION

The Company's senior management (the Chief Operating Decision Maker) uses segment information to evaluate the performance of operating segments and make resource allocation decisions. Earnings before interest, taxes, depreciation, and amortization ("EBITDA") are used by the Company to evaluate the performance of its operating segments.

Reported segments:

i.	Raízen: operates in (i) the production, commercialization, origination, and trading of ethanol, (ii) production and commercialization of bioenergy, (iii) resale and trading of electricity, (v) production, marketing, origination and trading of sugar and (iv) distribution and commercialization of fuels and lubricants and operations related to the Shell Select convenience store business and proximity OXXO of the Nós Group, a joint venture with FEMSA Comércio.
ii.	Gas and Power: (i) distribution of piped natural gas throughout Brazil to industrial, residential, commercial, automotive, and cogeneration customers; (ii) commercialization of electricity and natural gas; (iii) development of infrastructure projects in a regasification terminal and offshore gas pipeline; and (iv) development of thermal generation projects utilizing natural gas.
iii.

Lubricants: production and distribution of licensed Mobil lubricants in Brazil, Bolivia, Uruguay, Paraguay, Argentina, the United States of American, and the European market. Additionally, under the Comma brand, it manufactures and distributes products for European and Asian markets and corporate activities.

iv.

Logistics: logistics services for rail transport, port storage and loading of goods, primarily grains and sugar, leasing of locomotives, wagons, and other railroad equipment, as well as operation of containers.

v.

Cosan Investments is divided into two reportable components: (i) Land: management of agricultural properties; and (ii) Other Investments: mining projects, and investment in the Climate Tech Fund, a fund managed by Fifth Wall that specializes in technological innovation.

Reconciliation:

i.

Cosan Corporate: Represents Cosan’s corporate structure, which includes expenses with consultancy services, personnel, various legal demands, financial results attributed to debts and equity income results.

ii.

Cosan Oito: Structure designed to carry out the investment made in Vale, containing the shares acquired, the debts contracted, and the derivatives contracted to protect the fluctuations in the share price and the debts contracted.

Even though Raízen is an equity method joint venture that is not proportionally consolidated, Management continues to review segment-specific data. In the column titled "Deconsolidation of joint venture," the reconciliation between these segments is demonstrated.

The Company reassessed its structure of segments presented as reconciliation items separating the effects of Vale’s operation, called Cosan Oito, considering that the Company’s senior management evaluates its performance separately. With this, the corresponding information from previous years is being represented.

22

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

	3Q23
	Reported segments						Reconciliation				Consolidated
	Raízen	Gas and Energy	Lubricants	Logistics	Cosan Investments		Cosan Corporate	Cosan Oito	Deconsolidation of Joint Ventures	Elimination Between Segments
					Land	Other Investments
Result
Gross operating revenue	62,871,254	5,420,446	3,179,287	3,347,704	178,926	—	11	—	(62,871,254)	(14,205)	12,112,169
Domestic market (i)	8,099,884	5,420,446	3,044,840	3,332,135	178,926	—	11	—	(8,099,884)	(14,205)	11,962,153
Foreign market (i)	54,771,370	—	134,447	15,569	—	—	—	—	(54,771,370)	—	150,016
Net operating revenue	59,444,370	4,347,452	2,573,135	3,175,072	172,107	—	9	—	(59,444,370)	(14,205)	10,253,570
Cost of goods sold and services provided	(54,893,366)	(3,387,035)	(1,841,183)	(1,737,523)	(3,542)	—	—	—	54,893,366	14,205	(6,955,078)
Gross profit	4,551,004	960,417	731,952	1,437,549	168,565	—	9	—	(4,551,004)	—	3,298,492
Selling expenses	(1,661,014)	(42,066)	(276,197)	(11,202)	—	—	—	—	1,661,014	—	(329,465)
General and administrative expenses	(738,916)	(261,719)	(169,947)	(161,082)	(17,153)	(20,079)	(115,780)	(40)	738,916	—	(745,800)
Other income (expenses), net	(254,768)	728,571	2,159	(46,630)	376,435	—	(40,323)	383,661	254,768	—	1,403,873
Equity in associates’ earnings	(62,608)	71,972	—	32,265	(4,743)	—	929,045	—	62,608	(924,302)	104,237
Equity income in joint ventures	—	—	—	1,339	—	—	(31,200)	—	—	—	(29,861)
Financial result	(1,706,020)	(175,812)	(80,558)	(677,782)	8,464	6,684	(703,771)	148,409	1,706,020	—	(1,474,366)
Financial expenses	(1,276,436)	(215,222)	(73,061)	(377,296)	(1,640)	(32)	(508,886)	529,883	1,276,436	—	(646,254)
Financial revenue	184,928	244,284	27,827	307,116	10,104	2,065	126,938	4,043	(184,928)	—	722,377
Foreign exchange variation	(410,330)	(71,725)	(34,744)	(218,328)	—	4,651	(380,897)	(55,065)	410,330	—	(756,108)
Derivatives	(204,182)	(133,149)	(580)	(389,274)	—	—	59,074	(330,452)	204,182	—	(794,381)
Income tax and social contribution	(130,424)	(414,918)	(75,580)	(91,843)	(33,434)	(8)	296,282	(180,602)	130,424	—	(500,103)
Income for the period	(2,746)	866,445	131,829	482,614	498,134	(13,403)	334,262	351,428	2,746	(924,302)	1,727,007
Result attributed to:
Controlling shareholders	(50,176)	558,581	92,303	146,067	125,938	(13,403)	342,140	351,428	50,176	(924,302)	678,752
Non-controlling shareholders	47,430	307,864	39,526	336,547	372,196	—	(7,878)	—	(47,430)	—	1,048,255
	(2,746)	866,445	131,829	482,614	498,134	(13,403)	334,262	351,428	2,746	(924,302)	1,727,007
Other selected information
Depreciation and amortization	2,495,886	237,610	63,761	562,443	69	65	3,685	—	(2,495,886)	—	867,633
EBITDA	4,329,584	1,694,785	351,728	1,814,682	523,173	(20,014)	745,436	383,621	(4,329,584)	(924,302)	4,569,109
Additions to fixed assets, intangible assets and contract assets	2,242,758	745,849	40,604	848,002	5,487	8,315	1,474	—	(2,242,758)	—	1,649,731
											—
EBITDA reconciliation											—
Income for the year	(2,746)	866,445	131,829	482,614	498,134	(13,403)	334,262	351,428	2,746	(924,302)	1,727,007
Income taxes and social contribution	130,424	414,918	75,580	91,843	33,434	8	(296,282)	180,602	(130,424)	—	500,103
Financial result	1,706,020	175,812	80,558	677,782	(8,464)	(6,684)	703,771	(148,409)	(1,706,020)	—	1,474,366
Depreciation and amortization	2,495,886	237,610	63,761	562,443	69	65	3,685	—	(2,495,886)	—	867,633
EBITDA	4,329,584	1,694,785	351,728	1,814,682	523,173	(20,014)	745,436	383,621	(4,329,584)	(924,302)	4,569,109

(i)	Domestic market: sales within each entity's country of residence; Foreign market: export sales.

23

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

	9M23
	Reported segments						Reconciliation				Consolidated
	Raízen	Gas and Energy	Lubricants	Logistics	Cosan Investments		Cosan Corporate	Cosan Oito	Deconsolidation of Joint Ventures	Elimination Between Segments
					Land	Other Investments
Result
Gross operating revenue	173,290,488	16,806,710	9,446,429	8,788,625	491,201	1,678	557	—	(173,290,488)	(45,738)	35,489,462
Domestic market (i)	86,127,717	16,806,710	8,951,695	8,766,190	491,201	1,678	557	—	(86,127,717)	(45,738)	34,972,293
Foreign market (i)	87,162,771	—	494,734	22,435	—	—	—	—	(87,162,771)	—	517,169
Net operating revenue	163,201,592	13,466,984	7,677,425	8,322,012	472,654	1,490	526	—	(163,201,592)	(45,738)	29,895,353
Cost of goods sold and services provided	(148,946,450)	(10,560,705)	(5,627,718)	(5,032,456)	(43,926)	(3,647)	—	—	148,946,450	45,738	(21,222,714)
Gross profit	14,255,142	2,906,279	2,049,707	3,289,556	428,728	(2,157)	526	—	(14,255,142)	—	8,672,639
Selling expenses	(4,248,556)	(122,351)	(858,953)	(28,845)	—	(556)	—	—	4,248,556	—	(1,010,705)
General and administrative expenses	(2,285,072)	(677,896)	(447,051)	(384,321)	(51,710)	(52,903)	(275,734)	(240)	2,285,072	—	(1,889,855)
Other income (expenses), net	1,851,564	671,538	(19,995)	(92,031)	456,368	(17)	(92,556)	786,413	(1,851,564)	—	1,709,720
Equity in associates’ earnings	(175,556)	185,711	—	54,532	16,704	—	258,294	—	175,556	(275,000)	240,241
Equity income in joint ventures	—	—	—	1,339	—	—	1,362,217	—	—	—	1,363,556
Financial result	(4,445,220)	(879,789)	(221,923)	(1,961,077)	22,660	1,655	(1,790,195)	(2,557,587)	4,445,220	—	(7,386,256)
Financial expenses	(4,197,552)	(1,284,754)	(189,998)	(2,451,971)	(5,151)	196	(1,340,822)	(5,051,234)	4,197,552	—	(10,323,734)
Financial revenue	594,358	671,450	72,010	871,155	27,811	6,666	298,489	4,333	(594,358)	—	1,951,914
Foreign exchange variation	707,620	81,022	(66,701)	183,425	—	(5,207)	334,167	852,866	(707,620)	—	1,379,572
Derivatives	(1,549,646)	(347,507)	(37,234)	(563,686)	—	—	(1,082,029)	1,636,448	1,549,646	—	(394,008)
Income tax and social contribution	(1,699,110)	(1,665,809)	(432,836)	(158,288)	(71,838)	(8)	751,429	739,544	1,699,110	—	(837,806)
Income for the period	3,253,192	417,683	68,949	720,865	800,912	(53,986)	213,981	(1,031,870)	(3,253,192)	(275,000)	861,534
Result attributed to:
Controlling shareholders	3,104,468	(198,656)	48,327	219,070	221,201	(52,018)	(199,134)	(1,031,870)	(3,104,468)	(275,000)	(1,268,080)
Non-controlling shareholders	148,724	616,339	20,622	501,795	579,711	(1,968)	413,115	—	(148,724)	—	2,129,614
	3,253,192	417,683	68,949	720,865	800,912	(53,986)	213,981	(1,031,870)	(3,253,192)	(275,000)	861,534
Other selected information
Depreciation and amortization	5,863,450	657,168	206,009	1,602,783	207	900	10,743	—	(5,863,450)	—	2,477,810
EBITDA	15,260,972	3,620,449	929,717	4,443,013	850,297	(54,733)	1,263,490	786,173	(15,260,972)	(275,000)	11,563,406
Additions to fixed assets, intangible assets and contract assets	8,328,846	1,779,497	118,247	2,468,609	31,346	29,718	4,130	—	(8,328,846)	—	4,431,547

EBITDA reconciliation
Income for the year	3,253,192	417,683	68,949	720,865	800,912	(53,986)	213,981	(1,031,870)	(3,253,192)	(275,000)	861,534
Income taxes and social contribution	1,699,110	1,665,809	432,836	158,288	71,838	8	(751,429)	(739,544)	(1,699,110)	—	837,806
Financial result	4,445,220	879,789	221,923	1,961,077	(22,660)	(1,655)	1,790,195	2,557,587	(4,445,220)	—	7,386,256
Depreciation and amortization	5,863,450	657,168	206,009	1,602,783	207	900	10,743	—	(5,863,450)	—	2,477,810
EBITDA	15,260,972	3,620,449	929,717	4,443,013	850,297	(54,733)	1,263,490	786,173	(15,260,972)	(275,000)	11,563,406

(i)	Domestic market: sales within each entity's country of residence; Foreign market: export sales.

24

 Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

	3Q22 (Restated)
	Reported segments						Reconciliation				Consolidated
	Raízen	Gas and Energy	Lubricants	Logistics	Cosan Investments		Cosan Corporate	Cosan Oito	Deconsolidation of Joint Ventures	Elimination Between Segments
					Land	Other Investments
Result
Gross operating revenue	67,860,584	7,345,580	3,223,327	3,134,764	64,874	4,224	—	—	(67,860,584)	(17,303)	13,755,466
Domestic market (i)	67,860,584	7,345,580	3,056,469	3,045,541	64,874	4,224	—	—	(67,860,584)	(17,303)	13,499,385
Foreign market (i)	—	—	166,858	89,223	—	—	—	—	—	—	256,081
Net operating revenue	64,222,114	5,844,440	2,663,381	2,950,600	62,506	3,677	—	—	(64,222,114)	(17,303)	11,507,301
Cost of goods sold and services provided	(62,020,188)	(4,856,992)	(2,025,135)	(1,829,015)	(2,658)	(2,346)	—	—	62,020,188	17,303	(8,698,843)
Gross profit	2,201,926	987,448	638,246	1,121,585	59,848	1,331	—	—	(2,201,926)	—	2,808,458
Selling expenses	(1,432,024)	(44,150)	(323,088)	(8,884)	—	(2,494)	—	—	1,432,024	—	(378,616)
General and administrative expenses	(574,738)	(235,989)	(109,507)	(121,927)	(9,612)	(16,631)	(70,313)	—	574,738	—	(563,979)
Other income (expenses), net	(615,338)	(29,193)	3,212	(8,905)	(1,867)	(2)	(27,101)	—	615,338	—	(63,856)
Equity in associates’ earnings	(39,224)	85,653	—	11,556	16,675	—	855,024	—	39,224	(714,256)	254,652
Equity income in joint ventures	—	—	—	—	—	—	(414,885)	—	—	—	(414,885)
Financial result	(1,165,218)	(117,152)	(35,936)	(611,729)	3,202	8,232	(883,718)	282,416	1,165,218	—	(1,354,685)
Financial expenses	(864,256)	(308,028)	(38,884)	(354,572)	(131)	2,317	(494,490)	(5,854)	864,256	—	(1,199,642)
Financial revenue	262,070	23,329	28,741	293,564	3,333	1,759	70,155	288,270	(262,070)	—	709,151
Foreign exchange variation	(481,974)	(64,987)	(23,543)	(173,852)	—	4,156	(314,284)	—	481,974	—	(572,510)
Derivatives	(81,058)	232,534	(2,250)	(376,869)	—	—	(145,099)	—	81,058	—	(291,684)
Income tax and social contribution	655,421	(80,638)	63,069	(72,559)	(6,878)	(236)	347,042	(96,021)	(655,421)	—	153,779
Income for the period	(969,195)	565,979	235,996	309,137	61,368	(9,800)	(193,951)	186,395	969,195	(714,256)	440,868
Result attributed to:
Controlling shareholders	(915,675)	421,610	165,215	93,150	42,280	(8,004)	(193,951)	186,395	915,675	(721,581)	(14,886)
Non-controlling shareholders	(53,520)	144,369	70,781	215,987	19,088	(1,796)	—	—	53,520	7,325	455,754
	(969,195)	565,979	235,996	309,137	61,368	(9,800)	(193,951)	186,395	969,195	(714,256)	440,868
Other selected information
Depreciation and amortization	2,881,156	202,104	36,522	435,812	57	1,413	3,138	—	(2,881,156)	1	679,047
EBITDA	2,421,758	965,873	245,385	1,429,237	65,101	(16,383)	345,863	—	(2,421,758)	(714,255)	2,320,821
Additions to fixed assets, intangible assets and contract assets	1,922,276	417,825	42,764	606,924	1,517	6,003	285	—	(1,922,276)	—	1,075,318
											—
EBITDA reconciliation											—
Income for the year	(969,195)	565,979	235,996	309,137	61,368	(9,800)	(193,951)	186,395	969,195	(714,256)	440,868
Income taxes and social contribution	(655,421)	80,638	(63,069)	72,559	6,878	236	(347,042)	96,021	655,421	—	(153,779)
Financial result	1,165,218	117,152	35,936	611,729	(3,202)	(8,232)	883,718	(282,416)	(1,165,218)	—	1,354,685
Depreciation and amortization	2,881,156	202,104	36,522	435,812	57	1,413	3,138	—	(2,881,156)	1	679,047
EBITDA	2,421,758	965,873	245,385	1,429,237	65,101	(16,383)	345,863	—	(2,421,758)	(714,255)	2,320,821

(i)	Domestic market: sales within each entity's country of residence; Foreign market: export sales.

25

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

	9M22 (Restated)
	Reported segments						Reconciliation				Consolidated
	Raízen	Gas and Energy	Lubricants	Logistics	Cosan Investiments		Cosan Corporate	Cosan Oito	Deconsolidation of Joint Ventures	Elimination Between Segments
					Land	Other Investments
Result
Gross operating revenue	195,375,824	18,626,438	7,930,411	8,075,579	198,868	8,839	—	—	(195,375,824)	(45,600)	34,794,535
Domestic market (i)	195,375,824	18,626,438	7,432,575	7,848,049	198,868	8,839	—	—	(195,375,824)	(45,600)	34,069,169
Foreign market (i)	—	—	497,836	227,530	—	—	—	—	—	—	725,366
Net operating revenue	183,941,704	14,746,639	6,461,114	7,621,593	191,791	7,736	—	—	(183,941,704)	(45,600)	28,983,273
Cost of goods sold and services provided	(176,745,172)	(12,155,714)	(4,979,370)	(5,060,460)	(10,336)	(6,679)	—	—	176,745,172	45,600	(22,166,959)
Gross profit	7,196,532	2,590,925	1,481,744	2,561,133	181,455	1,057	—	—	(7,196,532)	—	6,816,314
Selling expenses	(3,794,044)	(120,754)	(665,993)	(21,915)	—	(7,364)	—	—	3,794,044	—	(816,026)
General and administrative expenses	(1,817,722)	(529,382)	(275,186)	(325,481)	(30,107)	(46,980)	(190,432)	—	1,817,722	—	(1,397,568)
Other income (expenses), net	255,648	(60,114)	24,299	(93,497)	53,264	(3)	27,579	—	(255,648)	—	(48,472)
Equity in associates’ earnings	(99,910)	85,654	—	26,724	16,675	(57)	1,898,204	—	99,910	(1,733,655)	293,545
Equity income in joint ventures	—	—	—	—	—	—	(153,558)	—	—	—	(153,558)
Financial result	(2,656,906)	(267,588)	(53,494)	(1,704,015)	1,850	5,215	(2,110,267)	282,416	2,656,906	—	(3,845,883)
Financial expenses	(1,638,692)	(959,440)	(59,185)	(880,294)	(260)	5,690	(782,041)	(5,854)	1,638,692	—	(2,681,384)
Financial revenue	597,360	663,623	53,326	810,432	2,110	3,813	201,090	288,270	(597,360)	—	2,022,664
Foreign exchange variation	417,242	36,359	(5,795)	184,526	—	(4,288)	293,269	—	(417,242)	—	504,071
Derivatives	(2,032,816)	(8,130)	(41,840)	(1,818,679)	—	—	(1,822,585)	—	2,032,816	—	(3,691,234)
Income tax and social contribution	774,370	(237,713)	12,357	(171,934)	(22,149)	(394)	736,074	(96,021)	(774,370)	—	220,220
Income for the period	(142,032)	1,461,028	523,727	271,015	200,988	(48,526)	207,600	186,395	142,032	(1,733,655)	1,068,572
Result attributed to:
Controlling shareholders	(207,968)	1,104,158	366,680	83,206	128,544	(42,440)	207,605	186,395	207,968	(1,664,136)	370,012
Non-controlling shareholders	65,936	356,870	157,047	187,809	72,444	(6,086)	(5)	—	(65,936)	(69,519)	698,560
	(142,032)	1,461,028	523,727	271,015	200,988	(48,526)	207,600	186,395	142,032	(1,733,655)	1,068,572
Other selected information
Depreciation and amortization	7,182,686	580,119	86,026	1,482,133	172	3,787	10,514	—	(7,182,686)	—	2,162,751
EBITDA	8,923,190	2,546,448	650,890	3,629,097	221,459	(49,560)	1,592,307	—	(8,923,190)	(1,733,655)	6,856,986
Additions to fixed assets, intangible assets and contract assets	6,549,352	1,179,488	66,743	1,977,274	5,602	16,701	1,168	—	(6,549,352)	—	3,246,976
											—
EBITDA reconciliation											—
Income for the year	(142,032)	1,461,028	523,727	271,015	200,988	(48,526)	207,600	186,395	142,032	(1,733,655)	1,068,572
Income taxes and social contribution	(774,370)	237,713	(12,357)	171,934	22,149	394	(736,074)	96,021	774,370	—	(220,220)
Financial result	2,656,906	267,588	53,494	1,704,015	(1,850)	(5,215)	2,110,267	(282,416)	(2,656,906)	—	3,845,883
Depreciation and amortization	7,182,686	580,119	86,026	1,482,133	172	3,787	10,514	—	(7,182,686)	—	2,162,751
EBITDA	8,923,190	2,546,448	650,890	3,629,097	221,459	(49,560)	1,592,307	—	(8,923,190)	(1,733,655)	6,856,986

(i)	Domestic market: sales within each entity's country of residence; Foreign market: export sales.

26

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

	09/30/2023
	Reported segments						Reconciliation
	Raízen	Gas and Energy	Lubricants	Logistics	Cosan Investments		Cosan Corporate	Cosan Oito	Deconsolidation of Joint Ventures	Elimination Between Segments	Consolidated
					Lands	Other Investments
Statement of financial position:
Cash and cash equivalents	6,583,316	4,376,990	791,961	6,970,324	30,307	81,058	2,816,067	14,666	(6,583,316)	—	15,081,373
Marketable securities	317,702	737,398	103,691	2,937,452	219,146	96,369	493,087	14,906,556	(317,702)	—	19,493,699
Trade receivables	11,928,484	1,681,609	1,167,843	644,987	203,850	—	—	—	(11,928,484)	—	3,698,289
Derivative financial instruments - asse	10,871,218	334,004	—	1,295,047	—	—	677,039	1,327,901	(10,871,218)	—	3,633,991
Inventories	15,985,712	312,580	1,333,274	224,088	—	37	—	—	(15,985,712)	—	1,869,979
Sectorial financial assets	—	427,243	—	—	—	—	—	—	—	—	427,243
Other financial assets	103,086	2,249	717	—	—	—	—	—	(103,086)	—	2,966
Other current assets	10,628,304	585,459	322,707	676,905	416,360	110,856	1,248,833	63,536	(10,628,304)	(718,856)	2,705,800
Other non-current assets	14,121,466	948,004	195,322	3,556,105	22,889	775	3,780,757	517,450	(14,121,466)	(258,795)	8,762,507
Investments in associates	—	2,523,225	—	422,500	78,918	—	15,810,466	—	—	(15,882,681)	2,952,428
Investments in joint ventures	1,317,104	—	—	48,640	—	—	11,551,942	—	(1,317,104)	—	11,600,582
Biological assets	3,963,642	—	—	—	—	—	—	—	(3,963,642)	—	—
investment properties	—	—	—	—	14,227,539	—	—	—	—	—	14,227,539
Contract assets	3,203,768	991,460	17,675	—	—	—	—	—	(3,203,768)	—	1,009,135
Right-of-use assets	9,918,432	1,576,474	173,454	7,822,347	3,385	—	23,564	—	(9,918,432)	—	9,599,224
Fixed assets	29,077,776	1,113,533	756,253	18,043,336	26	389,624	54,118	—	(29,077,776)	1	20,356,891
Intangible assets	9,221,094	12,561,572	2,751,402	6,677,775	—	437,268	4,539	—	(9,221,094)	—	22,432,556
Loans, financing and debentures	(36,970,806)	(8,986,877)	(2,510,383)	(19,076,296)	—	—	(17,902,521)	(8,437,284)	36,970,806	—	(56,913,361)
Derivative financial instruments - liabilities	(10,614,030)	(364,191)	(12,661)	(1,586,959)	—	—	(632,084)	(1,207,568)	10,614,030	—	(3,803,463)
Suppliers	(20,687,578)	(1,460,383)	(1,522,083)	(607,983)	(67,029)	(16,304)	(2,937)	—	20,687,578	—	(3,676,719)
Employee benefits payables	(1,039,356)	(235,477)	(135,521)	(286,872)	—	(2,054)	(39,717)	—	1,039,356	—	(699,641)
Sectorial financial liabilities	—	(1,776,267)	—	—	—	—	—	—	—	—	(1,776,267)
Other current liabilities	(8,153,596)	(2,387,289)	(502,825)	(1,690,602)	(355,364)	(2,982)	(864,022)	(44)	8,153,596	288,826	(5,514,302)
Lease liabilities	(11,131,630)	(1,669,205)	(174,256)	(3,465,353)	(3,553)	—	(30,935)	—	11,131,630	—	(5,343,302)
Other non-current liabilities	(11,676,302)	(2,672,566)	(624,666)	(6,470,405)	(473,209)	(66,715)	(2,845,262)	—	11,676,302	688,888	(12,463,935)
Total assets (net of liabilities) allocated by segment	26,967,806	8,619,545	2,131,904	16,135,036	14,303,265	1,027,932	14,192,934	7,185,213	(26,967,806)	(15,882,617)	47,663,212
Total assets	127,241,104	28,171,800	7,614,299	49,319,506	15,202,420	1,115,987	36,460,412	16,830,109	(127,241,104)	(16,860,331)	137,854,202

Shareholders’ equity attributable to:
Controlling shareholders	26,967,806	4,478,243	1,492,617	4,842,069	4,041,762	1,027,932	11,296,275	7,185,213	(26,967,806)	(15,882,617)	18,481,493
Non-controlling shareholders	—	4,141,302	639,287	11,292,967	10,261,503	—	2,846,659	—	—	—	29,181,719
Total shareholders’ equity	26,967,806	8,619,545	2,131,904	16,135,036	14,303,265	1,027,932	14,142,934	7,185,213	(26,967,806)	(15,882,617)	47,663,212

27

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

	12/31/2022 (Restated)
	Reported segments						Reconciliation
	Raízen	Gas and Energy	Lubricants	Logistics	Cosan Investments		Cosan Corporate	Cosan Oito	Deconsolidation of Joint Ventures	Elimination Between Segments	Consolidated
					Lands	Other Investments
Balance sheet items:
Cash and cash equivalents	4,902,800	3,405,648	865,370	7,385,421	25,582	110,228	1,506,334	3,133	(4,902,800)	—	13,301,716
Marketable securities	126,206	578,358	62,919	840,061	217,061	91,103	724,072	19,586,192	(126,206)	—	22,099,766
Trade receivables	10,316,720	1,931,205	1,101,336	578,324	314,834	1,843	—	—	(10,316,720)	—	3,927,542
Derivative financial instruments - assets	7,023,284	391,863	—	874,843	—	—	1,408,307	1,476,739	(7,023,284)	—	4,151,752
Inventories	16,043,114	133,881	1,509,357	225,813	—	8	—	—	(16,043,114)	—	1,869,059
Sectorial financial assets	—	342,333	—	—	—	—	—	—	—	—	342,333
Other financial assets	230,780	277	450	—	—	—	88,511	—	(230,780)	—	89,238
Other current assets	10,285,568	1,037,587	405,314	724,415	74,623	110,517	1,670,894	34,305	(10,285,568)	(1,167,488)	2,890,167
Other non-current assets	8,938,318	897,654	297,616	3,385,624	7,643	900	2,987,976	52,206	(8,938,318)	(266,513)	7,363,106
Investments in associates	—	2,525,292	—	381,469	74,505	—	15,751,855	—	—	(15,819,178)	2,913,943
Investments in joint ventures	1,371,430	—	—	—	—	—	11,221,356	—	(1,371,430)	—	11,221,356
Biological assets	3,254,850	—	—	—	9,992	—	—	—	(3,254,850)	—	9,992
investment properties	—	—	—	—	14,103,060	—	—	—	—	—	14,103,060
Contract assets	3,297,856	1,110,335	8,380	—	—	—	—	—	(3,297,856)	—	1,118,715
Right-of-use assets	9,556,152	83,059	170,120	7,732,284	3,584	790	23,032	—	(9,556,152)	—	8,012,869
Fixed assets	25,210,448	671,573	805,377	17,049,188	34	363,374	58,890	—	(25,210,448)	—	18,948,436
Intangible assets	9,337,192	12,015,135	2,854,874	6,774,306	—	475,337	2,290	—	(9,337,192)	—	22,121,942
Loans, financing and debentures	(33,551,302)	(8,278,839)	(2,862,154)	(16,758,088)	—	—	(15,658,188)	(9,429,947)	33,551,302	—	(52,987,216)
Derivative financial instruments - liabilities	(4,909,074)	(400,351)	(18,146)	(1,412,945)	—	—	(480,067)	(2,979,423)	4,909,074	—	(5,290,932)
Suppliers	(18,789,160)	(1,842,810)	(1,602,936)	(746,433)	(71,684)	(790)	(115,198)	—	18,789,160	—	(4,379,851)
Employee benefits payables	(837,208)	(193,585)	(112,590)	(296,833)	—	(7,232)	(49,281)	—	837,208	—	(659,521)
Sectorial financial liabilities	—	(1,616,616)	—	—	—	—	—	—	—	—	(1,616,616)
Other current liabilities	(7,176,122)	(906,844)	(397,704)	(1,786,009)	(905,816)	(3,105)	(1,059,769)	(171,035)	7,176,122	609,462	(4,620,820)
Lease liabilities	(10,568,042)	(76,606)	(166,651)	(3,254,011)	(3,708)	(818)	(30,364)	—	10,568,042	—	(3,532,158)
Other non-current liabilities	(7,983,554)	(3,326,667)	(571,672)	(6,286,975)	(465,486)	(66,883)	(3,061,034)	(274,299)	7,983,554	824,537	(13,228,479)
Total assets (net of liabilities) allocated by segment	26,080,256	8,481,882	2,349,260	15,410,454	13,384,224	1,075,272	14,989,616	8,297,871	(26,080,256)	(15,819,180)	48,169,399
Total assets	109,894,718	25,124,200	8,081,113	45,951,748	14,830,918	1,154,100	35,443,517	21,152,575	(109,894,718)	(17,253,179)	134,484,992

Shareholders’ equity attributable to:
Controlling shareholders	26,080,256	4,310,836	1,647,259	4,613,308	4,187,415	1,060,360	12,355,298	8,297,871	(26,080,256)	(15,819,180)	20,653,167
Non-controlling shareholders	—	4,171,046	702,001	10,797,146	9,196,809	14,912	2,634,318	—	—	—	27,516,232
Total shareholders’ equity	26,080,256	8,481,882	2,349,260	15,410,454	13,384,224	1,075,272	14,989,616	8,297,871	(26,080,256)	(15,819,180)	48,169,399

28

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

4.1 NET SALES BY SEGMENT

	3Q23	3Q22	9M23	9M22
Reported segment
Raízen
Ethanol	5,994,933	7,353,646	17,272,964	21,440,624
Sugar	9,320,232	7,471,952	20,641,387	17,124,240
Gasoline	16,673,046	16,063,070	50,025,976	50,063,241
Diesel	24,280,438	29,263,615	65,915,374	80,920,987
Cogeneration	1,077,488	1,330,872	2,637,647	2,827,998
Other	2,098,233	2,738,959	6,708,244	11,564,614
	59,444,370	64,222,114	163,201,592	183,941,704
Gas and Energy
Natural gas distribution
Industrial	2,705,524	4,044,571	8,568,093	9,914,098
Residential	635,259	603,121	1,763,062	1,554,189
Cogeneration	149,888	238,087	558,556	712,405
Automotive	135,298	252,155	451,328	755,529
Commercial	227,867	210,049	639,620	564,430
Construction revenue	389,262	330,300	1,083,882	798,360
Other	104,354	105,338	402,443	271,784
	4,347,452	5,783,621	13,466,984	14,570,795
	—	60,819	—	175,844
Electricity commercialization	4,347,452	5,844,440	13,466,984	14,746,639

Lubricants
Finished product	1,913,252	2,390,915	6,396,207	5,835,194
Base oil	214,497	160,316	595,342	410,922
Services	445,386	112,150	685,876	214,998
	2,573,135	2,663,381	7,677,425	6,461,114

Logistics
North operations	2,439,718	2,299,074	6,349,746	5,988,513
South operations	577,472	519,477	1,581,225	1,301,062
Container operations	157,882	132,049	391,041	332,018
	3,175,072	2,950,600	8,322,012	7,621,593

Cosan Investments
Lease and sale of lands	172,107	62,507	472,654	191,791
Other Investments	—	3,676	1,490	7,736
	172,107	66,183	474,144	199,527

Reconciliation
Cosan Corporate	9	—	526	—

Deconsolidated effects and eliminations	(59,458,575)	(64,239,417)	(163,247,330)	(183,987,304)
Total	10,253,570	11,507,301	29,895,353	28,983,273

29

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

5.  LEASE LIABILITIES

Financial assets and liabilities are stated as classified below:

		Parent Company		Consolidated
	Note	09/30/2023	12/31/2022	09/30/2023	12/31/2022
Assets
Fair value through financial result
Cash and cash equivalents	5.2	509,434	759,965	2,143,851	1,134,030
Marketable securities	5.3	493,064	724,050	19,493,699	22,099,766
Derivative financial instruments	5.6	677,039	1,368,809	3,633,991	4,151,752
Other financial assets		—	—	2,966	89,238
		1,679,537	2,852,824	25,274,507	27,474,786
Amortized cost
Cash and cash equivalents	5.2	1,965,430	588,496	12,937,522	12,167,686
Trade receivables	5.7	—	—	3,698,289	3,927,542
Restricted cash	5.3	151,580	35,039	270,318	139,933
Receivables from related parties	5.8	472,863	737,340	386,029	476,542
Sectorial financial assets	5.10	—	—	427,243	342,333
Dividends and interest on equity receivable	17	143,999	609,456	122,970	161,147
		2,733,872	1,970,331	17,842,371	17,215,183
Total		4,413,409	4,823,155	43,116,878	44,689,969
Liabilities
Amortized cost
Loans, borrowings and debentures		(8,420,382)	(5,475,628)	(24,717,617)	(21,620,197)
Trade payables	5.9	(2,920)	(115,146)	(3,676,719)	(4,379,851)
Consideration payable		—	—	(197,905)	(223,960)
Other financial liabilities		—	—	(800,996)	(954,547)
Leases	5.5	(30,935)	(30,365)	(5,343,302)	(3,532,158)
Railroad concession payable	13	—	—	(3,463,304)	(3,351,410)
Related parties payable	5.8	(9,864,627)	(10,458,897)	(380,432)	(387,736)
Dividends payable	17	(2,467)	(279,979)	(146,677)	(892,006)
Sectorial financial liabilities	5.10	—	—	(1,776,267)	(1,616,616)
Installment of tax debts	14	(208,887)	(202,140)	(215,222)	(208,760)
		(18,530,218)	(16,562,155)	(40,718,441)	(37,167,241)
Fair value through financial result
Loans, borrowings and debentures		—	—	(32,195,744)	(31,367,019)
Derivative financial instruments	5.6	(683,565)	(618,947)	(3,803,463)	(5,290,932)
		(683,565)	(618,947)	(35,999,207)	(36,657,951)
Total		(19,213,783)	(17,181,102)	(76,717,648)	(73,825,192)

30

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

5.1. NET DEBT

The information in the table below presents a reconciliation of net debt, a non-GAAP financial measure that is not an accounting measure.

A non-GAAP financial measure is generally defined as one that is intended to measure financial performance but excludes or includes amounts that would not be adjusted for in the most comparable GAAP measure.

Net debt is also used to calculate certain leverage ratios. However, net debt is not an accounting measure in accordance with the IFRS and should not be considered as a substitute for measures of debt determined in accordance with the IFRS and the Brazilian accounting standards.

		Parent company		Consolidated
	Note	09/30/2023	12/31/2022	09/30/2023	12/31/2022
Loans and borrowings	5.4	8,420,382	5,475,628	56,913,361	52,987,216
Derivative financial instruments on Debt (i)		(90,552)	(706,733)	69,902	1,228,928
		8,329,830	4,768,895	56,983,263	54,216,144

(-) Cash and cash equivalents	5.2	(2,474,864)	(1,348,461)	(15,081,373)	(13,301,716)
(-) Marketable securities	5.3	(493,064)	(724,050)	(19,493,699)	(22,099,766)
		(2,967,928)	(2,072,511)	(34,575,072)	(35,401,482)

Net debt		5,361,902	2,696,384	22,408,191	18,814,662

(i)	Reconciliation of derivative financial instruments, debt and non-debt related, according to the explanatory notes number 5.6.

Covenants

The Company and its subsidiaries are required to comply with the following financial clauses per the terms of the main loan lines:

Company	Debt	Triggers	Ratios
Cosan Corporate
Cosan S.A.	* 1th issue debenture	Net debt (i) / EBITDA (ii) cannot exceed 4.0x	1.44
Cosan Luxembourg S.A.	* Senior Notes 2027	Proforma net debt (iv) / pro forma EBITDA (iv) cannot exceed 3.5x	2.12
	* Senior Notes 2029
	* Senior Notes 2030
Gas and Energy
Comgás S.A.	* 4th issue debenture	Short-term debt / total debt (iii) cannot exceed 0.6x	0.19
Comgás S.A.	* Debenture 4th to 9th issues	Net debt (i) / EBITDA (ii) cannot exceed 4.0x	1.37
	* BNDES
	* Resolution 4131
Sulgás	* BNDES	Net debt (i) / EBITDA (ii) cannot exceed 3.5x	0.36
		Short-term debt / Total debt (iii) cannot exceed 0.8x	0.71
Moove
CLI	*Syndicated Loan	Net debt (i) / EBITDA (ii) cannot exceed 3.5x at the end of each quarter	1.44
		ICSD (x) cannot be less than 2.5x at the end of each quarter	5.05
Logistics
Rumo S.A.	* Debenture (11th, 12th, 13th and 14th) (viii)	ICJ (ix) = EBITDA (ii) / Financial result(v) cannot be less than 2.0x	3.25
	* ECA
Rumo S.A.	* NCE	Net debt (i) / EBITDA (ii) cannot exceed 3.5x	1.94
	* ECA
Rumo Luxembourg S.à r.l.	* Senior Notes 2028(vi)	Net debt (i) / EBITDA (ii) cannot exceed 3.5x	1.94
	* Senior Notes 2032(vii)
	* Debentures(vii)
Brado	* NCE	Net debt (i) / EBITDA (ii) cannot exceed 3.3x	1.45

31

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

(i)	Net debt is composed of current and non-current debt, net cash and cash equivalents and marketable securities.
(ii)	Corresponds to the EBITDA accumulated over the previous twelve months.
(iii)	Total debt is the sum of current and non-current loans, financing and debentures, leasing, as well as current and non-current derivative financial instruments.
(iv)	Net debt and proforma EBITDA, including joint venture financial information. Net Debt and proforma EBITDA are non-GAAP measures. Pro forma EBITDA corresponds to the accumulated period of the last 12 months.
(v)	The financial result of net debt is represented by the cost of net debt.
(vi)	Senior Notes due 2028 was the first Green issuance in the Latin American freight rail sector. The subsidiary Rumo is committed to using the resources to fully or partially finance ongoing and future projects that contribute to the promotion of a resource-efficient, low-carbon transport sector in Brazil. Eligible projects include "acquisition, replacement, and modernization of rolling stock," "Infrastructure for duplication of railway sections, new yards, and yard extensions," and "railway modernization." The subsidiary publishes an annual report detailing the progress of projects, which is available on the investor relations page.
(vii)	Senior Notes due 2032 was an issue of Sustainability-Linked Bonds (SLBs), with the following sustainable targets: reduction of 17.6% by 2026 in greenhouse gas emissions per Ton per useful kilometer (“TKU”) with the base date of December 2020 as the starting point. The subsidiary Rumo is subject to step-up of 25 basis points, which would increase the interest rate to 4.45% p.a., if these targets are not met.
(viii)	The 11th, 12th and 13th issues debentures have a contractual leverage ratio limited to 3.0x. However, they have a prior consent (waiver) that allows the broadcaster to extrapolate this index up to the limit of 3.5x until December 31, 2027.
(ix)	Interest Coverage Ratio (Índice de Cobertura de Juros) (“ICJ”).
(x)	Debt Service Coverage Ratio (Índice de Cobertura do Serviço da Dívida) (“ICSD”).

Other ESG (Environmental, Social, and Corporate Governance) commitments

Rumo’s Senior Notes 2028 was the first Green issue in the freight railway sector in Latin America. Rumo is committed to using resources to fully or partially finance ongoing and future projects that contribute to the promotion of a low-carbon transport sector with efficient use of resources in Brazil. Eligible projects are distributed in the areas of “Acquisition, replacement and updating of rolling stock”, “Infrastructure for duplication of railway sections, new yards and yard extensions”, and “Railroad modernization”. The company annually issues a report demonstrating the progress of the projects, which can be accessed directly on the investor relations page.

Rumo’s Senior Notes 2032 was an issue in Sustainability-Linked Bonds (SLBs), with the following sustainable goals: 17.6% reduction in tons of direct greenhouse gas emissions per useful kilometer (TKU) by 2026, having 2020 as a reference. The company is subject to a step-up of 25 basis points from July 2027 if it does not reach this target, which would increase the interest rate to 4.45% p.a.

The 2nd Debenture of Malha Paulista is linked to the sustainable goal of reducing greenhouse gas emissions per TKU by 15% by 2023, having as a point the base date of December 2019. The Company will benefit from a step-down of 25 basis points in each series if it reaches this target, which would reduce the rate from 2024 to CDI + 1.54% in the 1st series and IPCA + 4.52% in the 2nd series.

Rumo S.A.’s 17th Debenture is linked to the sustainable goal of reducing (i) 17.6% of tons of direct greenhouse gas emissions per useful kilometer (TKU) by 2026; and (ii) 21.6% until 2030, using 2020 as a reference. The company is subject to a step-up of 25 basis points in both series if it does not reach the targets.

On September 30, 2023, the Company and its subsidiaries were complying with all financial and non-financial covenants.

The terms of the loans include provisions for cross-default.

32

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

5.2. CASH AND CASH EQUIVALENTS

	Parent Company		Consolidated
	09/30/2023	12/31/2022	09/30/2023	12/31/2022
Cash and bank accounts	170	147	279,321	307,819
Savings account	106,637	184,386	553,373	974,198
Financial Investments	2,368,057	1,163,928	14,248,679	12,019,699
	2,474,864	1,348,461	15,081,373	13,301,716

Financial investments include the following:

	Parent Company		Consolidated
	09/30/2023	12/31/2022	09/30/2023	12/31/2022
Bank investments
Repurchase Agreements	509,434	759,965	2,143,851	1,181,280
Certificate of bank deposits - CDB	—	—	—	123,052
	509,434	759,965	2,143,851	1,304,332

Repurchase agreements	1,491,511	—	1,531,948	96,841
Certificate of bank deposits - CDB	366,943	403,823	10,292,556	10,396,376
Other	169	140	280,324	222,150
	1,858,623	403,963	12,104,828	10,715,367
	2,368,057	1,163,928	14,248,679	12,019,699

The Company's onshore financial investments bear interest at rates approximating 100% of the Brazilian interbank offered rate (Certificado de Depósito Interbancário, or "CDI") as of September 30, 2023 and December 31, 2022. Offshore financial investments are remunerated at rates around 100% of the Fed funds (Federal Reserve System). The sensitivity analysis of interest rate risks is in 5.12.

5.3. MARKETABLE SECURITIES AND RESTRICTED CASH
	Parent Company		Consolidated
	09/30/2023	12/31/2022	09/30/2023	12/31/2022
Marketable securities
Financial investment in listed entities (i)	—	—	14,892,381	19,586,193
Government securities (ii)	493,064	724,050	4,503,667	2,421,297
Certificate of bank deposits	—	—	1,282	1,173
ESG Funds	—	—	96,369	91,103
	493,064	724,050	19,493,699	22,099,766
Current	493,064	724,050	4,504,949	2,422,470
Non-current	—	—	14,988,750	19,677,296
Total	493,064	724,050	19,493,699	22,099,766
Restricted cash
Securities pledged as collateral	151,580	35,039	270,318	139,933
	151,580	35,039	270,318	139,933
Current	—	—	7,491	8,024
Non-current	151,580	35,039	262,827	131,909
Total	151,580	35,039	270,318	139,933

33

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

(i)	Financial investment in Vale S.A. (VALE3) is measured at fair value through profit or loss at the closing price at reporting date. Such investment was classified as non-current as the Company has no intention of selling these shares in the short term, although these shares are extremely liquid and readily convertible into cash.
(ii)	The sovereign debt securities declared interest linked to the Special System of Liquidation and Custody (Sistema Especial de Liquidação e Custódia), or “SELIC”, with a yield of approximately 100% of the CDI.

5.4. LOANS, BORROWINGS AND DEBENTURES

a)Composition

	Interest			Parent Company
Description	Index	Interest Rate	Currency	09/30/2023	12/31/2022	Maturity	Objective
No Warranty
Debentures	CDI + 2.65%	15.64%	Real	1,165,634	1,819,837	Aug-25	Investments
	CDI + 1.65%	14.51%	Real	759,508	787,519	Aug-28	Capital management
	CDI + 1.50%	14.34%	Real	422,503	407,308	May-28	Capital management
	CDI + 1.90%	14.79%	Real	1,163,354	1,120,577	May-32	Capital management
	CDI + 2.00%	14.90%	Real	911,316	946,379	Aug-31	Capital management
	CDI + 2.40%	15.35%	Real	1,059,892	—	Apr-28	Capital management
	CDI + 2.40%	15.35%	Real	1,033,522	—	Jun-28	Capital management
	IPCA + 5.75%	11.30%	Real	403,590	394,008	Aug-31	Capital management
	8.02% + FX rate	16.04%	Dollar	1,501,063	—	Jun-30	Capital management
Total				8,420,382	5,475,628
Current				814,169	802,549
Non-current				7,606,213	4,673,079

(i)	The operation has an interest rate for the first interest flow of 16.04% p.a., while for the other flows it will be 8.02% p.a.

34

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

	Interest			Consolidated
Description	Index	Currency	Annual interest rate	09/30/2023	12/31/2022	Maturity	Objective	Segments
With guarantee
Resolution 4,131
	Prefixed	Euro	2.95%	563,205	868,367	Oct-24	Investments	Cosan Oito
	Prefixed	Yen	0.25%	491,201	578,708	Oct-24	Investments	Cosan Oito
	Prefixed	Euro	3.20%	1,958,585	2,009,452	Oct-25	Investments	Cosan Oito
	Prefixed	Yen	0.25%	1,135,916	1,338,697	Oct-25	Investments	Cosan Oito
	Prefixed	Euro	3.40%	1,918,981	1,966,061	Oct-26	Investments	Cosan Oito
	Prefixed	Yen	0.25%	1,110,947	1,309,330	Oct-26	Investments	Cosan Oito
	Prefixed	Euro	3.56%	797,599	816,172	Oct-27	Investments	Cosan Oito
	Prefixed	Yen	0.25%	460,850	543,160	Oct-27	Investments	Cosan Oito
BNDES	URTJLP	Real	9.09%	2,317,296	2,221,900	Jul-31	Investments	Logistic
	Prefixed	Real	5.94%	163,977	280,919	Dec-24	Investments	Logistic
	Prefixed	Real	3.50%	116	378	Jan-24	Investments	Logistic
	IPCA + 6,01%	Real	11.58%	301,942	—	Dec-36	Investments	Gas and Power
	IPCA + 3.1%	Real	8.67%	1,567,278	1,653,501	Jun-34	Investments	Gas and Power
	IPCA + 4.10%	Real	9.57%	117,434	131,885	Apr-29	Investments	Gas and Power
	IPCA + 5.74%	Real	11.29%	581,791	544,925	Dec-36	Investments	Gas and Power
Export credit note	CDI + 2.25%	Real	16.73%	76,447	98,003	Feb-26	Investments	Logistic
	CDI + 2.25%	Real	16.08%	63,142	62,760	May-26	Investments	Logistic
	CDI + 2.20%	Real	15.80%	30,304	—	Mar-26	Capital management	Logistic
	CDI + 2.07%	Real	15.78%	50,423	50,467	Mar-25	Capital management	Logistic
	CDI + 0.80%	Real	13.55%	172,206	355,770	Dec-23	Investments	Logistic
	CDI + 0.80%	Dolar	6.61%	768,650	—	Jan-25	Investments	Logistic
Bank credit note	IPCA	Real	6.26%	799,935	806,028	Jan-48	Investments	Logistic
Debentures	CDI + 1.79%	Real	14.67%	782,606	754,785	Jun-27	Investments	Logistic
	CDI + 1.30%	Real	14.11%	788,217	759,175	Oct-27	Investments	Logistic
	IPCA + 4.77%	Real	10.27%	754,870	632,440	Jun-31	Investments	Logistic
Export Credit Agency (“ECA”)	Euribor + 0.58%	Euro	4.52%	48,050	68,455	Sep-26	Investments	Logistic
	IPCA + 4.10%	Real	11.00%	139,031	73,717	Jan-30	Investments	Gas and Power
				17,960,999	17,925,055
No Warranty
	Prefixed	Libra	1.9%	123,016	125,707	Dec-23	Investments	Lubricants
Resolution 4131	Prefixed	Dolar	5.5%	38,614	45,124	Mar-25	Investments	Lubricants
	Prefixed	Dolar	3.67%	—	395,285	May-23	Investments	Gas and Power
	Prefixed	Dolar	2.13%	955,704	1,000,957	Feb-25	Investments	Gas and Power
	Prefixed	Dolar	4.04%	757,010	—	May-26	Investments	Gas and Power
	Prefixed	Dolar	1.36%	369,393	377,705	Feb-24	Investments	Gas and Power
Perpetual Notes	Prefixed	Dolar	8.25%	2,535,358	2,641,732	Nov-40	Acquisition	Cosan Corporate
Senior Notes Due 2027	Prefixed	Dolar	7.00%	1,965,632	3,587,265	Jan-27	Acquisition	Cosan Corporate
Senior Notes Due 2028	Prefixed	Dolar	5.25%	2,110,897	2,196,083	Jan-28	Acquisition	Logistic
Senior Notes Due 2029	Prefixed	Dolar	5.5%	3,698,618	3,953,564	Sep-29	Acquisition	Cosan Corporate
Senior Notes Due 2030	Prefixed	Dolar	7.50%	2,783,593	—	Jun-30	Capital management	Cosan Corporate
Senior Notes Due 2032	Prefixed	Dolar	4.2%	1,980,850	2,124,051	Jan-32	Acquisition	Logistic
Prepayment	3M Libor + 1.00%	Dolar	1.59%	100,501	104,667	Oct-23	Capital management	Lubricants
	Prepayment	Dolar	1.27%	—	151,871	Jul-23	Capital management	Lubricants
Debentures	IPCA + 4.68%	Real	9.6%	385,192	518,680	Feb-26	Investments	Logistic
	IPCA + 4.50%	Real	9.41%	1,548,492	1,523,382	Jun-31	Investments	Logistic
	IPCA + 3.60%	Real	9.55%	404,462	367,476	Dec-30	Capital management	Logistic
	CDI + 2.65%	Real	16.66%	1,165,634	1,819,837	Aug-25	Investments	Cosan Corporate
	IPCA + 6.80%	Real	11.82%	988,324	893,852	Apr-30	Investments	Logistic
	IPCA + 3.90%	Real	8.78%	1,119,027	1,048,252	Oct-29	Investments	Logistic
	IPCA + 5.73%	Real	10.7%	536,695	537,261	Oct-33	Investments	Logistic
	IPCA + 4.00%	Real	8.89%	1,042,253	941,203	Dec-35	Investments	Logistic
	IPCA + 4.54%	Real	9.45%	244,647	80,987	Jun-36	Investments	Logistic
	IPCA + 5.99%	Real	10.97%	467,235	435,780	Jun-32	Investments	Logistic
	IPCA + 5.76%	Real	11.31%	720,457	—	Aug-29	Investments	Logistic
	IPCA + 6.18%	Real	11.75%	711,525	—	May-33	Investments	Logistic
	IPCA + 5.87%	Real	10.85%	991,169	907,366	Dec-23	Investments	Gas and Power
	IPCA + 4.33%	Real	9.23%	566,905	523,837	Oct-24	Investments	Gas and Power
	IGPM + 6.10%	Real	6.28%	359,455	372,171	May-28	Investments	Gas and Power
	CDI + 1.90%	Real	15.81%	1,163,355	1,120,577	May-32	Investments	Cosan Corporate
	CDI + 1.50%	Real	15.35%	422,503	407,308	May-28	Investments	Cosan Corporate
	CDI + 1.95%	Real	15.87%	711,351	824,866	Aug-24	Investments	Gas and Power
	CDI + 1.45%	Real	15.3%	414,332	399,616	Dec-26	Investments	Gas and Power
	IPCA + 5.12%	Real	10.06%	525,136	491,153	Aug-31	Investments	Gas and Power
	IPCA + 7.36%	Real	13.86%	126,496	114,014	Dec-25	Investments	Gas and Power
	111.60% do CDI	Real	10.17%	502,449	467,841	Aug-36	Investments	Gas and Power
	CDI + 1.65%	Real	15.53%	759,508	787,519	Aug-28	Capital management	Cosan Corporate
	CDI + 2,40%	Real	16.38%	1,059,893	—	Apr-28	Capital management	Cosan Corporate
	CDI + 2,40%	Real	16.38%	1,033,523	—	Jun-28	Capital management	Cosan Corporate
	CDI + 2.00%	Real	15.92%	911,316	946,379	Aug-31	Capital management	Cosan Corporate
	IPCA + 5.75%	Real	10.72%	403,590	394,008	Aug-31	Capital management	Cosan Corporate
Working capital	CDI + 1.60%	Real	15.47%	—	100,170	Jun-23	Capital management	Lubricants
	SOFR + 1.50%	Dolar	1.5%	2,248,252	2,334,615	May-27	Acquisition	Lubricants
				38,952,362	35,062,161

Total				56,913,361	52,987,216

Current				5,613,263	4,542,205
Non-current				51,300,098	48,445,011

35

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

For debts linked to derivatives, the effective rates are shown in the explanatory note 5.6.

To calculate the average rates, on an annual basis, the average annual CDI rate of 13.25% p.a. was considered. (12.44% p.a. on December 31, 2022) and TJLP of 7.21% p.a. (6.79% p.a. on December 31, 2022).

All debts with maturity dates denominate in foreign currency are hedged against foreign exchange risk through derivatives (note 5.6), except for perpetual notes.

b)Movement

	Parent Company	Consolidated
Balance as of January 31, 2023	5,475,628	52,987,216
Funding	3,483,102	8,357,970
Amortization of principal	(579,942)	(3,562,837)
Interest payment	(659,023)	(2,446,032)
Payment of interest on work in progress	—	(252,229)
Interest, foreign exchange variation and fair value	700,617	1,829,273
Balance as of September 30, 2023	8,420,382	56,913,361

c)Guarantees

The subsidiary Rumo has entered into financing contracts with development banks, intended for investments with a bank guarantee, according to each contract, with an average cost of 0.65% p.a. or by real guarantees (assets) and escrow account. As of September 30, 2023, the balance of bank guarantees contracted was R$3,079,907 (R$3,037,453 as of December 31, 2022).

The subsidiary CLI has a bank guarantee for a loan from Cosan Lubrificantes S.R.L. (“Moove Argentina”), with an average annual cost of 0.18%, and guarantee with top-tier banks for payment to third parties, with an average annual cost of 3.90%. On September 30, 2023, the balance of contracted guarantees was R$37.557 (R$44,813 on December 31, 2022).

The subsidiary Cosan Oito has loans in foreign currency (Resolution 4,131) with top banking institutions, which are guaranteed by 100% of the Vale shares that are in the Collar structure.

d)Available credit line

As of September 30, 2023, the Company had credit lines with banks rated AA, which were not used, in the amount of R$2.055.412 (R$3.052.287 as of December 31, 2022). The use of these lines of credit is subject to certain contractual conditions.

e)Offset of assets and liabilities

In June 2023, the Company, through its subsidiary Cosan Luxembourg S.A. (“Cosan Lux”), carried out an offering of senior notes in the amount of US$550,000 thousand with a coupon of 7.50% and maturing in 2030 (“Senior Notes 2030”).

On September 29, 2023, the Company internalized the remaining resources arising from this debt, through the issuance of debentures by Cosan S.A., referenced in US dollars in the amount of R$1,491 million (equivalent to US$ 300,000 thousand), with coupon annual rate of 16.04% p.a. for first interest payment and 8.02% p.a. for the other. In return, Cosan Luxembourg contracted a Total Return Swap (“TRS”) with the same amount and counterparty in US dollars, with semi-annual payment frequency and annual remuneration of 15.52% p.a. for the first interest remuneration and 7.50% p.a. for the other, which has the 7th issue of debenture as its underlying asset.

Since the Company has the legally enforceable right to offset the amounts and intends to settle them simultaneously, for consolidation purposes the Company offset in the balance sheet the assets relating to the contracting of the TRS with the debt liabilities arising from the debentures, presenting them at net value, as well as their respective impacts on the income statement. Therefore, sensitivity analysis is also not performed as both transactions do not pose any risk to the Company.

36

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

	Consolidated
	Gross value	Compensated amount	Net value
TRS (Notional)	1,502,280	(1,502,280)	—
TRS (Interest)	669	(669)	—
	1,502,949	(1,502,949)	—

Debentures (principal and exchange rate variation) (i)	(1,502,280)	1,502,280	—
Debentures (interest)	(669)	669	—
	(1,502,949)	1,502,949	—

(i)	The amounts are equivalent to US$300,000 thousand, with the PTAX conversion rate of September 29,2023 being R$5.0076.

f)Fair value and exposure to financial risk

The fair value of loans is determined by discounting future cash flows at their implied discount rate. Due to the use of unobservable inputs, including own credit risk, they are classified as fair value at level 2 of the hierarchy (Note 5.11).

Details of the Company's exposure to risks arising from loans are shown in Note 5.12.

5.5. LEASES

The movement in leases for the period ended September 30, 2023 was as follows:

	Parent Company	Consolidated
At January 1, 2023	30,365	3,532,158
Additions	—	1,844,244
Write-offs	—	(7,141)
Interest	6,807	378,246
Repayment of principal	(4,046)	(363,767)
Payment of interest	(2,716)	(144,957)
Contractual adjustment	525	104,519
At September 30, 2023	30,935	5,343,302
Current	8,912	752,230
Non-current	22,023	4,591,072
	30,935	5,343,302

The lease agreements have different terms, with the last due date occurring in December 2058. The amounts are updated annually by inflation indexes (such as IGPM and IPCA) or may incur interest calculated based on the TJLP or CDI and some of the contracts have renewal or purchase options that were considered in determining the term and classification as finance lease.

In addition to the amortization and appropriation of interest and exchange variation highlighted in the previous tables, the following impacts on income were recorded for the other lease contracts that were not included in the measurement of lease liabilities.

	3Q23	3Q22	9M23	9M22
Variable lease payments not included in the measurement of lease liabilities	8,827	15,603	30,536	40,993
Expenses relating to short-term leases	16,437	3,501	22,030	12,041
Expenses relating to leases of low-value	804	244	1,455	1,024
	26,068	19,348	54,021	54,058

37

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

Lease balances recorded by the Company include the Malha Central contract and the renewal amendment to the Malha Paulista contract, which have an identified implicit rate and are therefore readily determinable in such cases. In these cases, the valuation does not generate the distortions in the liabilities and right of use object of CVM Circular Letter 2/2019. This particularity of the Company means that the effects on the balances (of lease liabilities, right of use, financial expenses and depreciation expenses) if the measurement were made by the present value of the expected installments plus projected future inflation, would not are relevant to influence users' decisions and, consequently, to be presented in the interim financial statements.

The Company recorded lease liabilities at the present value of the installments due, that is, including any tax credits to which it will be entitled at the time of the lease payments. The potential PIS / COFINS credit included in liabilities on September 30, 2023, is R$30,091 (R$6,318 on December 31, 2022).

5.6. DERIVATIVE FINANCIAL INSTRUMENTS

The Company uses swap instruments, whose fair value is determined from discounted cash flows discounted cash flows based on market curves, to hedge the exposure to foreign exchange risk and exposure to foreign exchange risk and interest and inflation risk. The consolidated data are presented below:

	Parent Company
	Notional		Fair value
	09/30/2023	12/31/2022	09/30/2023	12/31/2022
Interest rate and exchange rate risk
Swap agreements (interest)	9,255,278	9,255,278	(19,640)	(195,017)
Swap agreements (interest and FX)	9,191,985	7,318,840	107,474	901,749
Forward agreements (interest and FX)	176,192	—	2,718	—
	18,623,455	16,574,118	90,552	706,732
Share price risk
Swap agreements - Total return swap	1,755,465	1,515,827	(97,078)	43,130
	1,755,465	1,515,827	(97,078)	43,130
Total financial instruments			(6,526)	749,862
Current assets			2,718	—
Non-current assets			674,321	1,368,809
Current liabilities			(97,078)	—
Non-current liabilities			(586,487)	(618,947)
Total			(6,526)	749,862

38

 Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

	Consolidated
	Notional		Fair value
	09/30/2023	12/31/2022	09/30/2023	12/31/2022
Exchange rate derivatives
Forward agreements	33,378	53,012	343	(485)
FX option agreements	375,570	676,214	23,236	25,360
	408,948	729,226	23,579	24,875
Commodity derivatives
Option agreements	—	—	558	21,744
Forward agreements	—	—	(26,660)	—
	—	—	(26,072)	21,744
Interest rate and exchange rate risk
Swap agreements (interest and inflation)	14,147,554	10,070,343	546,339	(500,444)
Forward agreements (interest and FX)	12,677,753	12,811,427	(1,154,188)	760,152
Swap agreements (interest rate)	9,255,278	9,255,278	(19,640)	(155,518)
Swap agreements (interest and FX)	17,370,474	17,191,070	(770,313)	790,840
	53,451,059	49,328,118	(1,397,802)	895,030
Share price risk
Swap agreements - Total return swap	1,755,465	1,515,827	(97,078)	43,130
Call Spread	5,594,212	5,594,212	(80,476)	1,954,493
Collar (Vale Shares)	16,591,538	16,931,662	1,408,377	(4,078,452)
	23,941,215	24,041,701	1,230,823	(2,080,829)

Total financial instruments			(169,472)	(1,139,180)
Current assets			265,329	1,086,698
Non-current assets			3,368,662	3,065,054
Current liabilities			(1,100,557)	(1,039,357)
Non-current liabilities			(2,702,906)	(4,251,575)
Total			(169,472)	(1,139,180)

39

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

Below, we demonstrate the opening value of derivative debt and non-debt derivative financial instruments:

		Parent company		Consolidated
	Note	09/30/2023	12/31/2022	09/30/2023	12/31/2022
Derivative financial instruments	5.1	90,552	706,733	(6,920)	(1,228,928)
Non-derivative financial instruments		(97,078)	43,129	(99,570)	89,748
		(6,526)	749,862	(169,472)	(1,139,180)

Derivatives are only used for economic hedging purposes and not as speculative investments.

a)         Fair value hedge

The Company adopts fair value hedge accounting for some of its operations, both the hedging instruments and the hedged items are measured and recognized at fair value through profit or loss.

There is an economic relationship between the hedged item and the hedging instrument as the terms of the interest rate and exchange rate swap correspond to the terms of the fixed rate loan, i.e. notional amount, term and payment. The Company established a 1:1 coverage ratio for the hedging relationships, as the underlying risk of the interest rate and exchange rate swap is identical to the hedged risk component. To test the effectiveness of the hedge, the Company uses the discounted cash flow method and compares changes in the fair value of the hedging instrument with changes in the fair value of the hedged item attributable to the hedged risk. The sources of hedge ineffectiveness that are expected to affect the hedging relationship during its term evaluated by the Company are mainly: (i) reduction or modification of the hedged item; and (ii) a change in the credit risk of the Company or the counterparty of the contracted swaps. The amounts related to the items designated as hedging instruments were as follows:

		Registered value		Accumulated fair value adjustment
	Notional	09/30/2023	12/31/2022	09/30/2023	12/31/2022
FX rate risk hedge
Designated items
Senior notes 2028 (Rumo Luxembourg)	(2,791,600)	(2,110,897)	(2,196,083)	49,955	(336,161)
Senior notes 2032 (Rumo Luxembourg)	(2,259,375)	(1,980,850)	(2,124,051)	(15,702)	(629,220)
NCE USD (Rumo Malha Norte)	(725,100)	(768,650)	—	5,867	—
PPE – (Pré pagamento de exportação) 1 (Moove)	—	—	(156,884)	—	2,389
PPE – (Pré pagamento de exportação) 2 (Moove)	(110,400)	(100,501)	(104,667)	(48)	2,624
Total debt	(5,886,475)	(4,960,898)	(4,581,685)	40,072	(960,368)
Derivative financial instruments
Swaps Senior Notes 2028 (Rumo Luxembourg)	2,791,600	(424,326)	(418,674)	5,653	685,200
Swaps Senior Notes 2032 (Rumo Luxembourg)	2,259,375	(233,695)	(128,986)	104,709	804,558
Exchange rate and interest swap (Rumo Malha Norte)	725,100	20,162	—	(20,162)	—
SWAP - Export prepayment - PPE 1 (Moove)	—	—	(11,079)	—	(11,079)
SWAP - Export prepayment - PPE 2 (Moove)	110,400	(12,661)	(7,067)	(12,661)	(7,067)
Total derivatives	5,886,475	(650,520)	(565,806)	77,539	1,471,612
Total	—	(5,611,418)	(5,147,491)	117,611	511,244

40

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

		Registered value		Accumulated fair value adjustment
	Notional	09/30/2023	12/31/2022	09/30/2023	12/31/2022
Interest rate risk hedge
Designated items
Debenture 5th issue - single series (Comgás)	(684,501)	(991,169)	(907,366)	(81,846)	(33,892)
BNDES Project VIII (Comgás)	(1,000,000)	(810,853)	(851,689)	62,644	70,260
Debenture (Rumo)	(7,485,276)	(7,779,631)	(5,755,679)	190,258	(327,290)
Finem (Rumo)	(28,808)	(61,620)	(28,115)	601	(1,644)
CCB (Rumo)	(814,300)	(799,935)	(785,366)	(2,879)	(4,418)
Total debt	(10,012,885)	(10,443,208)	(8,328,215)	168,778	(296,984)
Derivative financial instruments
Debenture 5th issue - single series (Comgás)	684,501	235,086	221,000	14,086	1,248
BNDES Project VIII (Comgás)	1,000,000	(70,055)	(90,193)	(9,137)	(61,242)
Swaps Debenture (Rumo)	7,485,276	126,932	(148,662)	(275,594)	72,856
Finem (Rumo)	28,808	1,070	(558)	(1,628)	558
CCB (Rumo)	814,300	(8,802)	(6,976)	1,826	6,976
Derivative total	10,012,885	284,231	(25,389)	(270,447)	20,396
Total	—	(10,158,977)	(8,353,604)	(101,669)	(276,588)

b)         Fair value option

Certain derivative instruments were not designated to documented hedging structures.

The Company chose to designate the hedged liabilities (hedge objects) to be recorded at fair value through profit or loss. Considering that derivative instruments are always accounted for at fair value through profit or loss, the accounting effects are the same as those that would be obtained through hedging documentation:

			Registered Value		Accumulated fair value
		Notional	09/30/2023	12/31/2022	09/30/2023	12/31/2022
FX rate risk
Items
Senior Notes 2027 (Cosan Luxembourg)	USD+7.0%	(1,962,979)	(1,965,632)	(3,587,265)	579,552	967,778
Export Credit Agreement (Rumo)	EUR + 0.58%	(38,054)	(48,050)	(68,455)	(1,235)	377
Resolution 4,131 (Rumo)	USD + 2.20%	—	—	—	—	247
Resolution 4,131 (Comgás - 2021)	USD + 1.60%	(407,250)	(369,393)	(377,705)	6,716	15,545
Resolution 4,131 (Comgás - 2022)	USD + 2.51%	(1,097,400)	(955,704)	(1,000,957)	49,199	51,798
Resolution 4,131 (Comgás - 2022)	USD + 4.76%	(749,310)	(757,010)	—	4,503	—
Resolution 4,131 (Comgás - 2018)	USD + 4.32%	—	—	(395,285)	—	(2,680)
Total		(4,254,993)	(4,095,789)	(5,429,667)	638,735	1,033,065
Derivative instruments
Swap Senior Notes 2027 (Cosan Luxembourg)	126.85% do CDI	1,962,979	648,053	1,285,454	314,870	(736,466)
Inflation and interest rate swaps (Rumo)	108% do CDI	38,054	9,697	15,468	5,772	15,067
Inflation and interest rate swaps (Rumo)	118% do CDI	—	—	—	—	47,527
Resolution 4,131 (Comgás - 2021)	CDI + 1.25%	407,250	(43,567)	(50,245)	(46,039)	(88,612)
Resolution 4,131 (Comgás - 2022)	CDI + 1.20%	1,097,400	(164,829)	(160,369)	(137,375)	(217,215)
Resolution 4,131 (Comgás - 2023)	CDI + 1.30%	749,310	(28,570)	—	(28,570)	—
Resolution 4,131 (Comgás - 2018)	107.9% do CDI	—	—	123,760	(28,050)	(61,685)
Total derivatives		4,254,993	420,784	1,214,068	80,608	(1,041,384)
Total		—	(3,675,005)	(4,215,599)	719,343	(8,319)

41

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

			Registered Value		Accumulated fair value adjustment
		Notional	09/30/2023	12/31/2022	09/30/2023	12/31/2022
FX rate risk
Items
Debenture 4rd issue - 3rd series (Comgás)	IPCA + 7.36%	(114,818)	(126,496)	(114,014)	(11,732)	(114,014)
Debenture 6th issue - single series (Comgás)	IPCA + 4.33%	(523,993)	(566,905)	(523,837)	(40,744)	(523,837)
Debenture 9rd issue - 1rd series (Comgás)	IPCA + 5.12%	(500,000)	(525,136)	(491,153)	(15,799)	(6,179)
Debenture 9rd issue - 2rd series (Comgás)	IPCA + 5.22%	(500,000)	(502,449)	(467,841)	(15,491)	9,737
BNDES Projects VI and VII (Comgás)	IPCA + 4.10%	(160,126)	(117,434)	(131,885)	29,656	(131,885)
BNDES Project VIII (Comgás)	IPCA + 3.25%	(870,149)	(756,426)	(801,812)	60,301	(801,812)
BNDES Project IX (Comgás)	IPCA + 5.74%	(565,582)	(581,791)	(544,925)	(19,707)	(544,925)
Debenture (Rumo)	IPCA + 4.68%	(300,000)	(385,192)	(518,680)	10,048	(6,070)
Debenture (Rumo)	IPCA + 4.50%	(600,000)	(747,419)	(704,954)	21,980	(34,745)
Total		(4,134,668)	(4,309,248)	(4,299,101)	18,512	(2,153,730)
Derivative instruments
Debenture 4rd issue - 3rd series (Comgás)	94.64% CDI	—	—	—	—	(3,900)
Debenture 4rd issue - 3rd series (Comgás)	112.49% CDI	114,818	(1,469)	(778)	(691)	(5,096)
Debenture 6th issue - single series (Comgás)	89.9% CDI	523,993	(15,961)	(10,419)	(5,542)	(26,161)
Debenture 9rd issue - 1rd series (Comgás)	109.20% CDI	500,000	33,166	(17,705)	7,192	(37,517)
Debenture 9rd issue - 2rd series (Comgás)	110.60% CDI	500,000	11,825	(40,441)	8,149	(53,304)
BNDES Projects VI and VII (Comgás)	87.50% CDI	160,126	(830)	(2,046)	(628)	(6,923)
BNDES Project VIII (Comgás)	82.94% CDI	870,149	(12,252)	(21,039)	(3,533)	(48,613)
BNDES Project IX (Comgás)	98.9% CDI	565,582	29,759	(6,632)	6,768	(6,632)
Debenture (Rumo)	107% CDI	300,000	80,148	76,194	(3,954)	(4,819)
Debenture (Rumo)	103% CDI	600,000	137,721	74,092	(63,629)	8,252
Total derivatives		4,134,668	262,107	51,226	(55,868)	(184,713)
Total		—	(4,047,141)	(4,247,875)	(37,356)	(2,338,443)

c)        Cash flow hedge

Compass

Natural gas purchase and sale contracts

The indirect subsidiary Compass Comercialização S.A. entered into natural gas purchase (JKM risk) and sale agreements (BRENT risck) with a third party and related party. In order to protect and mitigate the risks arising from fluctuations in natural gas indexes, the subsidiary designated this operation subject to hedge accounting for the respective cash flow protection.

In this contracting, the expected benefits are: reducing the financial risk associated with fluctuations in natural gas prices, avoiding fluctuations in the financial result of hedge instruments, protecting the subsidiary's margins, as well as maintaining predictability in its costs or revenues, ensuring greater stability in operating results.

42

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

Highly probable revenues in US dollars (Leasing)

The indirect subsidiary TRSP adopted a hedge accounting strategy to protect its results from exposure to variability in cash flows arising from the exchange rate effects of highly probable revenues in US dollars projected for a period of 20 years, through non-derivative hedging instruments – lease liabilities in US dollars already contracted.

Rumo

Investment costs

The subsidiary Rumo S.A contracted certain derivative instruments to protect certain investment costs contracted for the period of 2023 and opted to link the instruments to documented hedge structures.

On September 30, 2023 there was no ineffective portion reclassified to profit or loss. The impacts recognized in the subsidiary's shareholders' equity and the estimated realization in shareholders' equity are shown below:

a)                   Composition

Financial instruments	Subsidiary	Risk	Unit	Notional	Fair value 09/30/2023	Book value 09/30/2023
Future	Compass	BRENT	Barrel	368.000	(26,660)	(26,660)
Leasing	Compass	FX rate	BRL	1,588,268	(70,248)	(70,248)
NDF (Non deliverable forwards)	Rumo	USD	BRL	23,450	(819)	(819)
Effect on balance sheet				1,979,718	(97,727)	(97,727)

b)                  Movement

Financial instruments	Comprehensive income (i)	Gains or (losses) realized
Future (BRENT)	(26,660)	—
Future (JKM)	—	12,012
Leasing	(70,248)	—
NDF (Non deliverable forwards)	(819)	(1,133)
September 30, 2023	(97,727)	10,879

(i)                      Effect of deferred income tax and social contribution is R$33,227.
5.7. TRADE RECEIVABLES
	Consolidated
	09/30/2023	12/31/2022
Domestic market	3,022,833	3,085,227
Unbilled receivables (i)	803,872	968,147
Foreign market - foreign currency	31,279	28,786
	3,857,984	4,082,160
Expected credit losses	(159,695)	(154,618)
	3,698,289	3,927,542
Current	3,580,136	3,769,908
Non-current	118,153	157,634
Total	3,698,289	3,927,542

(i)	Unbilled revenue refers to the portion of the monthly gas supply for which measurement and billing have not been completed.

43

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

5.8. RELATED PARTIES
a)            Accounts receivable and payable with related parties:
	Parent Company		Consolidated
	09/30/2023	12/31/2022	09/30/2023	12/31/2022
Current assets
Commercial operations
Raízen S.A.	4,055	7,555	82,571	79,297
Rumo S.A.	3,208	3,045	—	—
Elevações Portuárias S.A.	—	—	19,937	5,424
Cosan Lubrificantes e Especialidades S.A.	1,776	3,418	—	—
Aguassanta Participações S.A.	2,198	2,184	2,198	2,184
Compass Gás e Energia S.A.	1,455	996	—	—
Compass Gás e Energia S.A.	104	—	—	—
Termag - Terminal Marítimo de Guarujá S.A.	—	—	14,286	14,286
Other	3,953	7,269	1,521	6,512
	16,749	24,467	120,513	107,703
Financial and corporate operations
Raízen S.A.	31,715	20,585	31,715	20,586
Cosan Oito S.A.	—	6,742	—	—
Cosan Nove Participações S.A. (i)	—	121,621	—	—
Cosan Dez Participações S.A.	111,659	111,659	—	—
Ligga S.A.	—	—	107,000	107,252
Cosan Lubrificantes e Especialidades S.A.	18,130	96,473	—	—
Other	5,038	—	5,038	—
	166,542	357,080	143,753	127,838
Total current assets	183,291	381,547	264,266	235,541
Non-current assets
Commercial operations
Raízen S.A.	—	—	—	47,731
Termag - Terminal Marítimo de Guarujá S.A.	—	—	38,095	43,810
	—	—	38,095	91,541
Financial and corporate operations
Raízen S.A.	88,581	149,347	83,668	149,347
Cosan Lubrificantes e Especialidades S.A.	200,991	206,446	—	—
Other	—	—	—	113
	289,572	355,793	83,668	149,460
Total non-current assets	289,572	355,793	121,763	241,001
Related parties receivables	472,863	737,340	386,029	476,542

(i)	On June 29, 2023, the Minutes of the Ordinary and Extraordinary General Meeting (AGOE) approved the capitalization of the remaining balance of related parties. The subsidiary increased its capital and Cosan S.A transferred the balance from related parties for investment in subsidiaries and associates.

44

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

	Parent Company		Consolidated
	09/30/2023	12/31/2022	09/30/2023	12/31/2022
Current liabilities
Commercial operations
Raízen S.A.	4,181	6,208	251,002	296,051
Termag - Terminal Marítimo de Guarujá S.A.	—	—	10,500	—
Aguassanta Participações S.A.	—	—	742	6,419
Cosan Lubrificantes e Especialidades S.A.	1,066	1,855	—	—
Other	1,477	3,038	7,263	20,569
	6,724	11,101	269,507	323,039
Financial and corporate operations
Raízen S.A.	110,215	60,866	110,925	64,697
Cosan Overseas Limited	32,357	33,715	—	—
Cosan Luxembourg S.A	94,505	1,085,617	—	—
Other	—	46,191	—	—
	237,077	1,226,389	110,925	64,697
Total current liabilities	243,801	1,237,490	380,432	387,736
Non-current liabilities
Financial and corporate operations
Cosan Lubrificantes e Especialidades S.A.	630,573	765,148	—	—
Cosan Luxembourg S.A	6,468,926	5,829,147	—	—
Cosan Overseas Limited	2,521,327	2,627,112	—	—
Total non-current liabilities	9,620,826	9,221,407	—	—
Payables to related parties	9,864,627	10,458,897	380,432	387,736

45

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

b)            Transactions with related parties:
	Parent Company				Consolidated
	3Q23	3Q22	9M23	9M22	3Q23	3Q22	9M23	9M22
Operating income
Raízen S.A.	—	—	—	—	244,962	291,907	588,746	703,980
Raízen International Universal Corporation	—	—	—	—	1,543	—	1,743	—
Elevações Portuárias S.A.	—	—	—	—	—	—	7,821	—
Other	—	—	—	—	—	7,508	—	8,188
	—	—	—	—	246,505	299,415	598,310	712,168
Purchase of products / inputs / services
Raízen S.A.	(2)	—	(7)	—	(583,112)	(743,183)	(1,646,546)	(1,907,699)
Elevações Portuárias S.A.	—	—	—	—	(3,234)	—	(3,234)	—
Other	—	—	—	—	—	(3,592)	(13,203)	(4,376)
	(2)	—	(7)	—	(586,346)	(746,775)	(1,662,983)	(1,912,075)
Shared income (expenses)
Aguassanta Participações S.A.	—	—	—	—	(4)	—	(4)	—
Companhia de Gás de São Paulo - COMGÁS	—	—	(181)	(1,425)	—	—	—	—
Compass Gás e Energia S.A.	1,958	1,632	5,611	4,506	—	—	—	—
Cosan Lubrificantes e Especialidades S.A.	1,446	1,072	3,666	2,804	—	—	—	—
Elevações Portuárias S.A.	—	—	—	—	—	—	20	—
Other	(4)		14
Payly Soluções de Pagamentos S.A.	—	83	—	226	—	—	—	—
Raízen S.A.	(785)	(808)	(3,699)	(489)	(19,445)	(14,776)	(60,754)	(50,187)
Rumo S.A.	1,591	1,155	4,190	3,106	—	—	—	—
Sinlog Tecnologia em Logística S.A.	—	45	—	107	—	—	—	—
Trizy - Sinlog Tec. Em Logistica S.A.	—	—	129	—	—	—	—	—
	4,206	3,179	9,730	8,835	(19,449)	(14,776)	(60,738)	(50,187)
Financial result
Cosan Luxembourg S.A.	(350,542)	(207,651)	(59,882)	(52,932)	—	—	—	—
Cosan Overseas Limited	(146,009)	(140,322)	(46,881)	(72,853)	—	—	—	—
Raízen S.A.	—	—	—	(106)	—	—	—	(106)
Aldwych Temple Venture Capital Limited	—	(1,624)	46,191	1,086	—	—	—	—
Other	(1)	2	(1)	12	—	1	—	(33)
	(496,552)	(349,595)	(60,573)	(124,793)	—	1	—	(139)
Total	(492,348)	(346,416)	(50,850)	(115,958)	(359,290)	(462,135)	(1,125,411)	(1,250,233)

c)            Managers’ and directors’ compensation:

The Company has a compensation policy approved by the Board of Directors. Compensation of the Company's key management personnel includes salaries, contributions to a defined post-employment benefit plan and stock-based compensation. On April 27, 2023, the Annual General Meeting approved the global annual compensation of the managers and members of the Fiscal Council for the 2023 fiscal year. We present below the result of the Parent Company on September 30, 2023, as follows:

	3Q23	3Q22	9M23	9M22
Short-term benefits to employees and managers	8,390	12,234	25,272	30,155
Share-based compensation	31,269	17,906	52,742	44,616
Post-employment benefits	137	116	389	345
	39,796	30,256	78,407	75,116

46

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

5.9. TRADE PAYABLES

The carrying amounts of trade payables and other payables are the same as their fair values due to their short-term nature.

	Parent Company		Consolidated
	09/30/2023	12/31/2022	09/30/2023	12/31/2022
Material and services suppliers	2,920	115,146	2,526,955	2,923,486
Natural gas/ transport and logistics suppliers	—	—	1,149,764	1,456,365
	2,920	115,146	3,676,719	4,379,851
Current	2,920	115,146	3,610,901	4,318,362
Non-current	—	—	65,818	61,489
Total	2,920	115,146	3,676,719	4,379,851

5.10. SECTORIAL FINANCIAL ASSET AND LIABILITY

	Sectorial Assets	Sectorial liabilities	Total
At January 1, 2023	342,333	(1,616,616)	(1,274,283)
Cost of gas	(52,918)	—	(52,918)
Tax credits	12,292	(46,501)	(34,209)
Monetary update	35,822	(113,150)	(77,328)
Deferral of IGP-M	89,714	—	89,714
At September 30, 2023	427,243	(1,776,267)	(1,349,024)
Current	122,346	(69,228)	53,118
Non-current	304,897	(1,707,039)	(1,402,142)
Total	427,243	(1,776,267)	(1,349,024)

5.11. RECOGNIZED FAIR VALUE MEASUREMENTS

The market value of the debts below is quoted on the Luxembourg Stock Exchange (Note 5.6) and are based on the quoted market price as follows:

Debt	Company	09/30/2023	12/31/2022
Senior Notes 2028	Rumo Luxembourg S.à r.l.	92.39%	95.04%
Senior Notes 2032	Rumo Luxembourg S.à r.l.	78.32%	80.36%
Senior Notes 2030	Cosan Luxembourg S.A.	99.57%	—
Senior Notes 2029	Cosan Luxembourg S.A.	91.87%	94.30%
Senior Notes 2027	Cosan Luxembourg S.A.	99.65%	100.92%
Perpetual Notes	Cosan Overseas Limited	99.82%	98.92%

All resulting fair value estimates are included in level 2, except for contingent consideration payables for which fair values have been determined using present values and discount rates adjusted for counterparty or own credit risk.

The carrying amounts and fair value of consolidated assets and liabilities are as follows:

47

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

		Carrying amount		Assets and liabilities measured at fair value
		09/30/2023	12/31/2022	09/30/2023			12/31/2022
	Note			Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Assets
Investment funds	5.2	2,143,851	1,304,332	—	2,143,851	—	—	1,304,332	—
Marketable securities	5.3	19,493,699	22,099,766	14,892,381	4,601,318	—	19,586,193	2,513,573	—
Other financial assets		2,966	89,238	2,966	—	—	89,238	—	—
Investment properties (i)	11.5	14,227,539	14,103,060	—	—	14,227,539	—	—	14,103,060
Derivate financial instruments	5.6	3,633,991	4,151,752	—	3,633,991	—	—	4,151,752	—
Total		39,502,046	41,748,148	14,895,347	10,379,160	14,227,539	19,675,431	7,969,657	14,103,060
Liabilities
Loans, financing and debentures	5.4	(56,913,361)	(52,987,216)	—	(52,159,857)	—	—	(45,038,188)	—
Derivative financial instruments	5.6	(3,803,463)	(5,290,932)	—	(3,803,463)	—	—	(5,290,932)	—
Total		(60,716,824)	(58,278,148)	—	(55,963,320)	—	—	(50,329,120)	—

(i)

The fair value of investment properties was determined using the direct comparative method of market data applied to transactions involving similar properties (type, location, and quality of property) and, to a lesser extent, sales quotes for potential transactions involving comparable assets (level 3). The methodology used to determine fair value incorporates direct comparisons of market information, such as market research, homogenization of values, spot market prices, sales, distances, facilities, access to land, topography and soil, land use (crop type), and rainfall, among other data, in accordance with the standards issued by the Brazilian Association of Technical Standards ("ABNT"). The discount rates used vary between 12.65% p.a. and 13.65% p.a. on September 30, 2023 (11.20% to 13.75% p.a. on December 31, 2022).

For fair value assessments of investment properties in the periods between annual assessments, management considers regional market trends presented by the S&P Global Commodity Insights report for the Brazilian rural real estate market. If Management reasonably believes that property values have changed differently from the variation in the S&P Global Commodity Insights report, based on its understanding of current market conditions and evidence of proposals received for the assets, considerations may be made to determine fair value property market.

48

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

5.12. FINANCIAL RISK MANAGEMENT

This note describes the group's exposure to financial risks and how these risks may affect future financial performance. To provide more context, current year profit and loss information has been included where applicable:

Risk	Exposure arising from	Measurement	Management
Market risk - foreign exchange	Future commercial transactions. Recognized financial assets and liabilities not denominated in Reais.	Cash flow forecasting Sensitivity analysis	Foreign currency
Market risk - interest	Cash and cash equivalents, securities, loans, financing and debentures, leases and derivative financial instruments.	Sensitivity analysis	Interest rate swap
Market risk – price	Future business transactions Investment in securities	Cash flow forecasting Sensitivity analysis	Future price of electricity (purchase and sale) Derivative protection for valuation and devaluation of shares
Credit risk	Cash and cash equivalents, marketable securities, trade receivables, derivatives, receivables from related parties, dividends and investment property	Analysis by maturity Credit ratings	Availability and lines of credit
Liquidity risk	Loans, financing and debentures, accounts payable to suppliers, other financial liabilities, REFIS, leases, derivatives, payables to related parties and dividends.	Cash flow forecasting	Availability and lines of credit

The Company's Management identifies, evaluates, and hedges financial risks in close collaboration with operating units. The Board of Directors provides written principles for managing global risk in addition to policies covering specific areas such as currency risk, interest rate risk, credit risk, use of derivative and non-derivative financial instruments, and excess investment of liquidity.

When all applicable criteria are satisfied, hedge accounting is used to eliminate the accounting mismatch between the hedging instrument and the hedged item. This will result in the effective recognition of interest expense at a fixed interest rate for hedged floating rate loans and inventory at the fixed foreign exchange rate for purchases hedged against foreign exchange risk.

The Company may opt for formal designation of new debt transactions for which it has swap-type derivative hedging instruments for foreign exchange rate variation and interest, as measured at fair value. The Fair Value Option is intended to eliminate inconsistencies caused by disparities between the measurement credits of certain liabilities and their hedging instruments. Consequently, both swaps and respective debts are now valued at fair value. This option is irrevocable and must be exercised upon the operation's initial accounting entry.

The policy of the company is to maintain a sufficient capital base to foster the confidence of investors, creditors, and the market, and to ensure the business's future growth. Each of its businesses' rate of return on capital is monitored by Management.

An analysis of the risk exposure that Management intends to cover determines the use of financial instruments to protect against these areas of volatility.

49

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

a)             Market risk

The objective of market risk management is to manage and control exposures to market risk within acceptable parameters, optimizing returns.

The Company uses derivatives to manage market risks. All these transactions are carried out within the guidelines defined by the Risk Management Committee. Generally, the Company seeks to apply hedge accounting to manage volatility in profit or loss.

(i)Foreign exchange risk

As of September 30,2023 and December 31,2022, the Company had the following net exposure to foreign exchange variation on assets and liabilities denominated in US Dollars, Euros, Yen and Pound Sterling:

	09/30/2023	12/31/2022
Cash and cash equivalents	1,963,666	1,138,948
Suppliers	(414,995)	(97,259)
Loans, financing and debentures	(28,921,422)	(13,698,102)
Leases	(83,329)	(94,716)
Consideration payable	(197,905)	(223,960)
Derivative financial instruments	14,259,010	7,728,609
FX exposure, net	(13,394,975)	(5,246,480)

The probable scenario considers the estimated foreign exchange rates, carried out by a specialized third party, at the maturity of transactions for companies with real functional currency (positive and negative, before tax effects), as follows:

			Scenarios
Instrument	Risk factor	Probable	25%	50%	(25%)	(50%)
Cash and cash equivalents	Low FX rate	237,834	735,848	1,233,862	(260,181)	(758,195)
Trade payables	High FX rate	(84)	(1,552)	(3,020)	1,384	2,853
Derivative financial instruments	Low FX rate	68,871	4,876,332	8,952,286	(3,256,475)	(7,321,426)
Loans, borrowings and debentures	High FX rate	(1,250,220)	(6,752,250)	(13,324,395)	6,505,909	13,112,580
Leases	High FX rate	(1,205)	(22,338)	(43,471)	19,929	41,062
Consideration payable	High FX rate	(2,861)	(6,495)	(10,129)	773	4,406
Impacts on profit or loss before taxes		(947,665)	(1,170,455)	(3,194,867)	3,011,339	5,081,280

The probable scenario considers the estimated exchange rates, made by a specialized third party, upon maturity of the transactions for the companies with functional currency Reais (positive and negative, before tax effects), as follows:

	Exchange rate sensitivity analysis
	09/30/2023	Scenarios
		Probable	25%	50%	(25%)	(50%)
U.S.$	5.0076	5.0800	6.3500	7.6200	3.8100	2.5400
Euro	5.3000	5.8420	7.3025	8.7630	4.3815	2.9210
GBP	6.1158	6.5786	8.2233	9.8679	4.9340	3.2893
JPY	0.0335	0.0379	0.0474	0.0569	0.0284	0.0190

ii. Interest rate risk

The Company and its subsidiaries monitor fluctuations in variable interest rates related to their financing and use derivative instruments to minimize the risk of fluctuations in variable interest rates.

A sensitivity analysis on interest rates on loans and financing to offset investments in CDI with pre-tax increases and decreases of 25% and 50% is presented below:

50

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

		Scenarios
Interest rate exposure	Probable	25%	50%	(25%)	(50%)
Cash and cash equivalents	1,604,977	2,005,728	2,407,028	1,203,514	802,407
Marketable securities	455,872	569,840	683,809	341,905	227,937
Restricted cash	28,233	35,291	42,350	21,175	14,117
Lease and concession in installments	(111,247)	(139,058)	(166,870)	(83,435)	(55,623)
Leases liabilities	(434,776)	(434,776)	(434,776)	(434,776)	(434,776)
Derivative financial instruments	(1,108,506)	(3,095,823)	(4,252,704)	(571,918)	800,070
Loans, financing and debentures	(2,256,786)	(3,181,451)	(3,676,066)	(2,165,338)	(1,662,149)
Other financial liabilities	(82,137)	(100,119)	(118,100)	(64,155)	(46,173)
Impacts on the result before taxes	(1,904,370)	(4,340,368)	(5,515,329)	(1,753,028)	(354,190)

The probable scenario considers the estimated interest rate, made by a specialized third party and the Central Bank of Brazil (Banco Central do Brasil or “BACEN”) as follows:

		Scenarios
	Probable	25%	50%	(25%)	(50%)
SELIC	10.75%	13.44%	16.13%	8.06%	5.38%
CDI	10.65%	13.31%	15.98%	7.99%	5.33%
TJLP462 (TJLP + 1% p.a.)	7.00%	8.50%	10.00%	5.50%	4.00%
TJLP	6.00%	7.50%	9.00%	4.50%	3.00%
IPCA	4.38%	5.47%	6.56%	3.28%	2.19%
IGPM	4.64%	5.80%	6.97%	3.48%	2.32%
Fed Funds	4.75%	5.94%	7.13%	3.56%	2.38%
SOFR	4.16%	5.19%	6.23%	3.12%	2.08%

iii. Price risk
  Natural gas

Natural gas derivative transactions were conducted with bank counterparties and recognized at fair value through profit or loss, based on the difference between the contracted price and the market price of outstanding contracts as of the date of the balance sheet.

These are our open positions in natural gas derivatives:

Instrument	Risk factor	Probable	25%	50%	-25%	-50%
Brent derivatives – options	Price variation US$/bbl	(26,448)	(46,929)	(56,554)	14,735	55,936
  Shares

We are exposed to market risks as a result of the fluctuating prices of certain equity securities and option instruments. Our exposure to changes in the price of equity securities is primarily derived from Vale's common shares purchased on the spot market, which, as of September 30, 2023, represent 1.65% (1.57% on December 31, 2022) of the outstanding shares.

Instrument	Probable	25%	50%	(25%)	(50%)
VALE3	5,363,602	1,340,900	2,681,801	(1,340,900)	(2,681,801)

Share	09/30/2023	Probable	25%	50%	(25%)	(50%)
VALE3	67.58	67.58	84.48	101.37	50.69	33.79

51

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

  Options

We use derivative financial instruments called options to limit our exposure to changes in the value of Vale shares. The widely accepted methodology used to calculate the fair value of options is based on the Black & Scholes pricing model. The values calculated in the sensitivity analysis of the framework mentioned reflect the impacts of the intrinsic values of the options as the shares appreciate or depreciate.

		Scenarios
Instrument	Interest	Probable	25%	50%	(25%)	(50%)
VALE3 (Collar)	3.21%	10,390,367	11,017,730	11,390,629	9,952,125	9,477,780
VALE3 (Call Spread)	1.60%	466,314	928,068	897,448	244,060	70,794
  Total Return Swap (TRS)

We are exposed to risks linked to CSAN3 share prices. To mitigate such exposures, total return swap derivatives of 96,185,412 shares of CSAN3 were contracted in which the Company receives the variation of the share price and proceeds on the active side and pays CDI + 1.65% on the passive side.

The sensitivity analysis considers the closing share price as shown below:

		Scenarios
Instrument	Probable	25%	50%	(25%)	(50%)
Investment value	(116,655)	412,154	824,309	(411,674)	(824,309)
Share value (CSAN3)	17.14	21.43	25.71	12.86	8.57

b)Credit risk

The Company's regular operations expose it to the risk of default when customers, suppliers, and counterparties are unable to fulfill their financial commitments or other obligations. The Company seeks to mitigate this risk by conducting transactions with a diverse group of counterparties. However, the Company's operations remain susceptible to the unanticipated financial failures of third parties. The credit risk exposure was as follows:

52

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

	09/30/2023	12/31/2022
Cash and cash equivalents	15,081,373	13,301,716
Trade receivables	3,698,289	3,927,542
Marketable securities	4,601,318	2,513,574
Restricted cash	270,318	139,933
Derivative financial instruments	3,633,991	4,151,752
Receivables from related parties	386,029	476,542
Receivable dividends and interest on equity	122,970	161,147
Other financial assets	2,966	89,238
	27,797,254	24,761,444

The Company is exposed to risks related to its cash management activities and temporary investments.

The majority of liquid assets are invested in government bonds and other bank investments. The treasury department manages the credit risk of bank and financial institution balances in accordance with the Company's policy.

The credit risk associated with lease receivables is divided into two customer categories: (i) Level 1 and (ii) Level 2. The majority of subsidiary investment properties are leased to customers classified as Level 1, with no history of late payments or default and a solid financial standing. In order to mitigate the credit risk associated with lease receivables, the Company's policy restricts its exposure to Level 2 customers. The risk associated with accounts receivable related to the sale of investment properties is mitigated by granting land ownership to the customer only after receiving a down payment for the transaction. In addition, the transfer of ownership is contingent upon receipt of all outstanding payments.

Only approved counterparties and within the credit limits assigned to each counterparty may invest surplus funds. Credit limits for counterparties are reviewed annually and may be modified throughout the period. The limits are established to minimize the concentration of risks and, consequently, to mitigate financial loss caused by potential counterparty default. The credit risk of cash and cash equivalents, marketable securities, restricted cash, and derivative financial instruments is determined by widely accepted market rating instruments and is structured as follows:

	09/30/2023	12/31/2022
AAA	22,555,888	16,769,858
AA	885,135	3,133,455
A	101,179	138,478
Not rated	44,798	65,184
	23,587,000	20,106,975

53

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

c)Liquidity risk

The Company's strategy for managing liquidity is to ensure, whenever possible, that it has sufficient liquidity to meet its liabilities when they are due, under normal and stressed conditions, without incurring unacceptable losses or risking reputational harm.

The Company's financial liabilities (based on contracted undiscounted cash flows) are categorized by maturity dates as follows:

	09/30/2023					12/31/2022
	Up to 1 year	1 - 2 years	2 - 5 years	More than 5 years	Total	Total
Loans, financing and debentures	(7,212,595)	(6,941,115)	(25,662,944)	(28,534,858)	(68,351,512)	(63,200,127)
Suppliers	(3,610,901)	(65,818)	—	—	(3,676,719)	(4,379,851)
Other financial liabilities	(800,996)	—	—	—	(800,996)	(924,562)
Installment of tax debts	(53,825)	(1,604)	(1,768)	(158,278)	(215,475)	(208,760)
Leases	(644,550)	(800,554)	(1,222,508)	(18,212,656)	(20,880,268)	(16,436,839)
Lease and concession in installments	(174,000)	(172,475)	(172,475)	(515,901)	(1,034,851)	(1,137,173)
Payables to related parties	(380,432)	—	—	—	(380,432)	(387,736)
Dividends payable	(146,677)	—	—	—	(146,677)	(892,006)
Derivative financial instruments	(2,261,608)	(947,583)	(283,790)	3,241,063	(251,918)	(84,126)
	(15,285,584)	(8,929,149)	(27,343,485)	(44,180,630)	(95,738,848)	(87,651,180)

d)Capital management risk

The Company's policy is to maintain a solid capital base to foster the confidence of its parent companies, creditors, and the market, and to ensure the business's future growth. Management ensures that the return on capital, which the Company defines as the result of its operating activities divided by its total shareholders' equity, is sufficient for each of its businesses.

54

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

 6.  OTHER TAX RECEIVABLES

	Parent Company		Consolidated
	09/30/2023	12/31/2022	09/30/2023	12/31/2022
COFINS	3,699	3,699	444,568	975,878
PIS	1	—	106,698	350,867
Tax credits	33,209	31,774	33,209	31,774
ICMS	—	—	895,903	845,450
ICMS - CIAP	—	—	163,509	118,809
Other	4,646	4,667	87,991	76,348
	41,555	40,140	1,731,878	2,399,126

Current	8,346	8,366	585,041	1,324,203
Non-current	33,209	31,774	1,146,837	1,074,923
Total	41,555	40,140	1,731,878	2,399,126
7.  INVENTORIES
	Consolidated
	09/30/2023	12/31/2022
Finished products	1,330,718	1,504,134
Parts and accessories	183,162	168,777
Construction Materials	295,681	152,789
Warehouse and other	60,417	43,359
	1,869,978	1,869,059

The balances are presented net of a provision of R$52,813 for obsolete inventories on September 30, 2023 (R$38,747 on December 31, 2022).

8.  ASSETS AND LIABILITIES HELD FOR SALE

The balances of assets held for sale are shown below:

Properties held for sale
At January 1, 2023	40,383
Transfers (i)	370,705
Sale of agricultural properties held for sale	(42,942)
At September 30, 2023	368,146

(i)	Transfers from the Investment Properties group, as per Note 11.5, arising from the proposed sale of Fazenda Grão de Ouro, of the subsidiary Tellus Brasil Participações S.A.

55

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

9.  INVESTMENTS IN ASSOCIATES
9.1. INVESTMENTS IN SUBSIDIARIES AND ASSOCIATES

The Company's subsidiaries and associates are listed below:

	09/30/2023	12/31/2022
Directly owned subsidiaries
Cosan Corporate
Cosan Corretora de Seguros Ltda	100.00%	100.00%
Cosan Nove Participações S.A.	73.09%	73.09%
Cosan Luxembourg S.A. (i)	100.00%	100.00%
Cosan Overseas Limited	100.00%	100.00%
Pasadena Empreendimentos e Participações S.A.	100.00%	100.00%
Cosan Limited Partners Brasil Consultoria Ltda.	97.50%	97.50%
Barrapar Participaçoes Ltda.	100.00%	100.00%
Aldwych Temple	100.00%	100.00%
Cosan Oito
Cosan Oito S.A.	100.00%	100.00%
Gas and Energy
Cosan Dez Participações S.A.	76.80%	76.80%
Cosan Investiments
Cosan Global Limited	100.00%	100.00%
Atlântico Participações Ltda.	100.00%	100.00%
Sinlog Tecnologia em Logística S.A. (ii)	-	57.48%
Radar Propriedades Agrícolas S.A.	41.45%	41.45%
Radar II Propriedades Agrícolas S.A.	50.00%	50.00%
Nova Agrícola Ponte Alta S.A.	41.45%	41.45%
Nova Amaralina S.A Propriedades Agrícolas	41.45%	41.45%
Nova Santa Bárbara Agrícola S.A.	41.45%	41.45%
Terras da Ponta Alta S.A.	41.45%	41.45%
Castanheira Propriedades Agrícolas S.A.	41.45%	41.45%
Manacá Propriedades Agrícolas S.A.	41.45%	41.45%
Paineira Propriedades Agrícolas S.A.	41.45%	41.45%
Tellus Brasil Participações S.A.	19.57%	19.57%
Janus Brasil Participações S.A.	19.57%	19.57%
Duguetiapar Empreendimentos e Participações S.A.	19.57%	19.57%
Gamiovapar Empreendimentos e Participações S.A.	19.57%	19.57%
Moove
Cosan Lubes Investments Limited	70.00%	70.00%
Logistics
Rumo S.A.	30.38%	30.35%

(i)	Despite presenting an unsecured liability amount of R$102,236 on September 30, 2023, as shown below, no other events or conditions were identified that, individually or collectively, may raise relevant doubts as to the ability to maintenance of its operational continuity. Subsidiaries have financial support from the Company.
(ii)	Sale of interest completed on May 2, 2023, for the amount of R$45,000.

56

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

The following are the investments in subsidiaries and affiliates as of September 30, 2023, which are relevant to the Company:

a)     Parent company

	Shares issued by the associate	Shares held by Cosan	Cosan ownership interest	Economic benefit (%)
Cosan Corporate
Cosan Corretora de Seguros Ltda	5,000	4,999	100.00%	100.00%
Cosan Nove Participações S.A. (i)	7,663,761,735	5,601,178,095	73.09%	66.16%
Cosan Luxembourg S.A.	500,010	500,010	100.00%	100.00%
Cosan Overseas Limited	4,850,000	4,850,000	100.00%	100.00%
Pasadena Empreendimentos e Participações S.A.	41,481,296	41,481,046	100.00%	100.00%
Cosan Limited Partners Brasil Consultoria Ltda	160,000	156,000	97.50%	97.50%
Cosan Oito
Cosan Oito S.A.	7,864,004,999	7,864,004,999	100.00%	100.00%
Gas and Energy
Cosan Dez Participações S.A. (i)	3,473,458,687	2,667,494,858	76.80%	72.00%
Cosan Investiments
Cosan Global Limited	300	300	100.00%	100.00%
Atlântico Participações Ltda.	928,005,000	928,004,997	100.00%	100.00%
Radar Propriedades Agrícolas S.A.	737,500	305,694	41.45%	41.45%
Radar II Propriedades Agrícolas S.A.	81,440,221	40,720,111	50.00%	50.00%
Nova Agrícola Ponte Alta S.A.	160,693,378	66,607,405	41.45%	41.45%
Nova Amaralina S.A Propriedades Agrícolas	30,603,159	12,685,010	41.45%	41.45%
Nova Santa Bárbara Agrícola S.A.	32,336,994	13,403,684	41.45%	41.45%
Terras da Ponte Alta S.A.l	16,066,329	6,659,494	41.45%	41.45%
Castanheira Propriedades Agrícolas S.A.	83,850,938	34,756,214	41.45%	41.45%
Manacá Propriedades Agrícolas S.A.	128,977,921	53,461,349	41.45%	41.45%
Paineira Propriedade Agrícolas S.A.	132,667,061	54,990,497	41.45%	41.45%
Tellus Brasil Participações S.A.	119,063,044	71,609,945	46.58%	19.57%
Janus Brasil Participações S.A.	286,370,051	173,464,883	60.57%	19.57%
Duguetiapar Empreendimentos e Participações S.A.	3,573,842	2,163,979	60.55%	19.57%
Gamiovapar Empreendimentos e Participações S.A.	12,912,970	7,819,194	60.55%	19.57%
Moove
Cosan Lubes Investments Limited	34,963,764	24,474,635	70.00%	70.00%
Logistics
Rumo S.A. (ii)	1,854,868,949	562,529,490	30.37%	30.37%

(i)	The participation related to economic benefit differs from the corporate participation exclusively on account of dividend distribution as explanatory note 1.1.
(ii)	On July 19, 2023, the subsidiary Rumo S.A. and the indirect subsidiary Rumo Malha Norte called their respective Extraordinary General Assemblies – AGEs, approving the corporate acts relating to the Corporate Reorganization, as communicated by Rumo S.A to the market on the dates of 20 April, June 2nd and June 19th, 2023.

57

 Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

	At January 1, 2023	Interest in earnings of subsidiaries	Change of equity interest in subsidiary	Other comprehensive income	Dividends	Capital increase	Gain with capital increase in subsidiary	Other	At September 30, 2023	Dividend receivable (ii)
Logistics
Rumo S.A.	4,613,248	219,069	567	431	—	3,984	—	4,832	4,842,131	—
Cosan Corporate
Cosan Corretora de Seguros Ltda	244	498	—	—	—	—	—	—	742	—
Cosan Nove Participações S.A.	7,153,764	807,672	—	(363,604)	(88,495)	121,621	(32,732)	29,750	7,627,976	—
Pasadena Empreendimentos e Participações S.A.	1,486	(23)	—	—	—	—	—	—	1,463	—
Cosan Limited Partners Brasil Consultoria Ltda	346	(52)	—	—	—	—	—	—	294	—
Other	73,565	(47,430)	—	(612)	—	—	—	—	25,523	—
Cosan Oito
Cosan Oito S.A.	8,258,622	(1,089,553)	—	—	(246,384)	296,500	—	—	7,219,185	—
Cosan Investiments
Atlântico Participações Ltda	911,342	(6,575)	—	—	—	—	—	—	904,767	195
Cosan Global	128,868	(5,705)	—	—	—	—	—	—	123,163	—
Sinlog Tecnologia em Logística S.A. (i)	20,155	(2,661)	—	—	—	—	12,622	(30,116)	—	—
Radar II Propriedades Agrícolas S.A.	943,255	53,950	—	—	38,665	—	—	—	1,035,870	17,135
Radar Propriedades Agrícolas S.A.	222,967	1,217	—	—	(9,258)	—	—	—	214,926	—
Nova Agrícola Ponte Alta S.A.	390,615	8,773	—	—	(5,389)	—	—	—	393,999	24,809
Nova Santa Bárbara Agrícola S.A.	31,504	491	—	—	(207)	—	—	—	31,788	1,712
Nova Amaralina S.A. Propriedades Agrícolas	192,332	3,222	—	—	(2,694)	—	—	—	192,860	18,694
Terras da Ponte Alta S.A.	81,292	396	—	—	—	—	—	—	81,688	7,871
Paineira Propriedades Agrícolas S.A.	169,216	4,483	—	—	(4,767)	—	—	—	168,932	11,432
Manacá Propriedades Agrícolas S.A.	170,613	4,512	—	—	(6,632)	—	—	—	168,493	10,059
Castanheira Propriedades Agrícolas S.A.	251,370	5,048	—	—	(8,373)	—	—	—	248,045	40,375
Tellus Brasil Participações S.A.	634,068	34,752	—	—	(4,069)	—	—	16,847	681,598	—
Janus Brasil Participações S.A.	884,053	82,306	—	—	(10,108)	—	—	29,595	985,846	—
Duguetiapar Empreendimentos e Participações S.A.	18,740	4,460	—	—	—	—	—	(2)	23,198	—
Gamiovapar Empreendimentos e Participações S.A.	122,561	887	—	—	(7,373)	—	—	(71)	116,004	—
Moove
Cosan Lubes Investments Limited	1,644,170	50,445	—	(171,801)	(35,808)	—	—	7,214	1,494,220	—
Other	762	209	—	(29)	—	—	—	—	942	—
Gas and Energy
Cosan Dez Participações S.A.	4,311,213	(198,656)	—	(39,775)	33,456	—	—	(10,984)	4,095,254	11,717
Total investments in associates	31,230,371	(68,265)	567	(575,390)	(357,436)	422,105	(20,110)	47,065	30,678,907	143,999

Cosan Corporate
Cosan Luxembourg S.A.	(146,473)	44,237	—	—	—	—	—	—	(102,236)	—
Total provision for uncovered liability of associates	(146,473)	44,237	—	—	—	—	—	—	(102,236)	—

Total	31,083,898	(24,028)	567	(575,390)	(357,436)	422,105	(20,110)	47,065	30,576,671	143,999

(i)	On March 10, 2023, Sinlog Tecnologia was transferred to Logística S.A. for assets held for sale, and consequently their definitive sale as detailed in the explanatory note 2.
(ii)	Dividends receivable by Cosan S.A. from its subsidiaries.

58

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

b)            Consolidated

	Shares issued by the associate	Shares held by Cosan	Cosan ownership interest
Logistics
Rhall Terminais Ltda	28,580	8,574	30.00%
Termag - Terminal Marítimo de Guarujá S.A.	500,000	99,246	19.85%
TGG - Terminal de Granéis do Guarujá S.A.	79,747,000	7,914,609	9.92%
Elevações Portuárias S.A.	672,397,254	134,479,451	20.00%
Terminal XXXIX S.A.	200,000	99,246	49.62%
Gas and Energy
Gás de Alagoas S.A. – ALGÁS	810,896,963	238,728,878	29.44%
Companhia de Gás do Ceará – Cegás	39,400,000	11,599,428	29.44%
CEG Rio S.A.	1,995,022,625	746,251,086	37.41%
Companhia Paranaense de Gás - Compagás	33,600,000	8,232,000	24.50%
Companhia Potiguar de Gás – Potigas	4,245,000	3,523,350	83.00%
Companhia de Gás de Mato Grosso do Sul - Msgás	61,610,000	30,188,900	49.00%
Companhia de Gás de Santa Catarina - Scgás	10,749,497	4,407,293	41.00%
Sergipe Gás S.A. – SERGÁS	1,593,656	661,363	41.50%
Companhia Pernambucana de Gás - Copergás	163,485,912	67,846,653	41.50%

	At January 1, 2023	Interest in earnings of subsidiaries	Dividends	Other	At September 30, 2023	Dividend receivable (i)
Logistics
Rhall Terminais Ltda	5,654	1,148	(1,200)	—	5,602	71
Termag - Terminal Marítimo de Guarujá S.A.	8,464	(1,419)	—	—	7,045	—
TGG - Terminal de Granéis do Guarujá S.A.	17,468	6,464	(8,333)	—	15,599	275
Elevações Portuárias S.A.	296,746	30,754	—	—	327,500	—
Terminal XXXIX S.A.	53,136	17,583	(3,968)	—	66,751	—
Gas and Energy
Companhia Paranaense de Gás - Compagás	424,837	33,611	(52,320)	351	406,479	31,083
Companhia Pernambucana de Gás - Copergás	415,301	5,921	(19,238)	—	401,984	10,279
Companhia de Gás de Santa Catarina - Scgás	627,829	27,988	(17,079)	—	638,738	2,960
Sergipe Gás S.A. - SERGÁS	69,430	3,230	(5,466)	—	67,194	4,160
Companhia de Gás do Ceará - Cegás	184,537	11,573	(13,676)	1,446	183,880	—
CEG Rio S.A.	274,480	62,411	(48,594)	—	288,297	54,644
Companhia de Gás de Mato Grosso do Sul - Msgás	291,543	16,283	(10,969)	—	296,857	15,248
Companhia Potiguar de Gás - Potigas	168,887	14,371	(13,118)	—	170,140	—
Gás de Alagoas S.A. - Algás	68,448	10,323	(8,492)	(623)	69,656	4,206
Cosan Corporate
Other	7,183	—	—	(477)	6,706	44
	2,913,943	240,241	(202,453)	697	2,952,428	122,970

(i)	Dividends receivable by the controlling companies of the subsidiaries disclosed in the table, which are consolidated in Cosan S.A.

59

  Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

9.2. NON-CONTROLLING INTERESTS IN SUBSIDIARIES

Below is summarized financial information for each subsidiary that has non-controlling interests that are material to the group. The amounts disclosed for each subsidiary are before intercompany eliminations.

	Shares issued by the subsidiary	Shares held by non-controlling shareholders	Non-controlling interest
Cosan Investments
Tellus Brasil Participações S.A.	119,063,044	52,960,392	80.43%
Janus Brasil Participações S.A.	286,370,051	112,905,168	80.43%
Duguetiapar Empreendimentos e Participações S.A.	3,573,842	1,409,865	80.43%
Gamiovapar Empreendimentos e Participações S.A.	12,912,970	5,093,776	80.43%
Radar Propriedades Agrícolas S.A.	737,500	633,493	58.55%
Nova Agrícola Ponte Alta S.A.	160,693,378	80,346,689	58.55%
Terras da Ponte Alta S.A.	16,066,329	8,033,165	58.55%
Nova Santa Bárbara Agrícola S.A.	32,336,994	16,168,497	58.55%
Nova Amaralina S.A.	30,603,159	15,301,580	58.55%
Paineira Propriedades Agrícolas S.A.	132,667,061	66,333,531	58.55%
Manacá Propriedades Agrícolas S.A.	128,977,921	64,488,961	58.55%
Castanheira Propriedades Agrícolas S.A.	83,850,938	41,925,419	58.55%
Radar II Propriedades Agrícolas S.A.	81,440,221	40,720,111	50.00%
Logistics
Rumo S.A.	1,854,868,949	1,291,629,301	69.66%
Moove
Cosan Lubes Investments Limited	34,963,764	10,489,129	30.00%
Cosan Corporate
Cosan Nove Participações S.A.	7,663,761,735	2,062,583,640	26.91%
Gas and Energy
Cosan Dez Participações S.A.	3,473,458,687	805,963,829	23.20%

The following table summarizes information relating to each of the Company's subsidiaries that has material non-controlling interests, prior to any intra-group elimination.

60

 Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

	At January 1, 2023	Interest in earnings of subsidiaries	Capital increase	Gain (loss) with capital increase	Other comprehensive income	Dividends	Other	At September 30, 2023
Gas and Energy
Comgás	27,151	(1,873)	—	—	—	(3,833)	128	21,573
Commit Gás S.A.	2,058,651	146,526	—	—	—	(245,000)	172	1,960,349
Compass Gás e Energia	782,583	33,052	—	—	(7,481)	—	(1,842)	806,312
Cosan Dez Participações S.A.	1,302,661	438,635	—	—	(13,023)	—	7,806	1,736,079
Logistics
Rumo S.A.	10,797,146	501,768	(12,250)	(2,163)	985	(1,810)	11,594	11,295,270
Moove
Cosan Lubes Investments Limited	702,001	21,619	—	—	(73,629)	(15,346)	3,092	637,737
Cosan Corporate
Cosan Limited Partners Brasil	9	(1)	—	—	—	—	—	8
Cosan Nove Participações S.A.	2,634,310	413,114	—	32,732	(133,894)	(110,566)	10,955	2,846,651
Cosan Investments
Sinlog Tecnologia em Logística S.A.	14,911	(1,968)	21,959	(12,622)	—	—	(22,280)	—
Janus Brasil Participações S.A.	3,773,279	333,635	—	—	—	(41,092)	120,253	4,186,075
Tellus Brasil Participações S.A.	2,584,058	141,278	—	—	—	(16,542)	68,488	2,777,282
Gamiovapar Empreendimentos e Participações S.A.	505,681	3,606	—	—	—	(29,974)	(289)	479,024
Duguetiapar Empreendimentos e Participações S.A.	70,857	18,131	—	—	—	—	—	88,988
Radar II Propriedades Agrícolas S.A.	878,879	53,950	—	—	—	38,665	—	971,494
Radar Propriedades Agrícolas S.A.	212,065	1,217	—	—	—	(9,258)	—	204,024
Nova Agrícola Ponte Alta S.A.	365,807	8,773	—	—	—	(5,389)	—	369,191
Nova Amaralina S.A. Propriedades Agrícolas	2,041	3,222	—	—	—	(2,694)	—	2,569
Nova Santa Bárbara Agrícola S.A.	201,389	491	—	—	—	(207)	—	201,673
Terras da Ponte Alta S.A.	73,421	396	—	—	—	—	—	73,817
Paineira Propriedades Agrícolas S.A.	157,784	4,483	—	—	—	(4,767)	—	157,500
Manacá Propriedades Agrícolas S.A.	160,553	4,512	—	—	—	(6,632)	—	158,433
Castanheira Propriedades Agrícolas S.A.	210,995	5,048	—	—	—	(8,373)	—	207,670
	27,516,232	2,129,614	9,709	17,947	(227,042)	(462,818)	198,077	29,181,719

61

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

10.  INVESTMENT IN JOINT VENTURE

Changes to the investments in joint venture were as follows:

	Raízen S.A.	Terminal Alvorada S.A.	Total
Shares issued by the joint venture	10,352,509,484	100,197,076
Shares held by Cosan	4,557,597,117	50,098,538

Cosan ownership interest	5.02%	50.00%
Cosan's indirect shareholding	25.90%	—
Total(i)	30.92%	50.00%
At January 1, 2023	11,221,356	—	11,221,356
Interest in earnings of joint ventures (ii)	1,362,215	1,341	1,363,556
Other comprehensive (losses) income	(515,362)	—	(515,362)
Capital increase (iv)	—	47,300	47,300
Dividends (iii)	(516,268)	—	(516,268)
At September 30, 2023	11,551,941	48,641	11,600,582

Raízen S.A

(i)

The Company's total interest in Raízen S.A. is made up of 5.02% direct participation and 39.15% indirect participation through Cosan Nove. The disclosed percentage of 25.90% refers to the economic benefit calculated by the result of Cosan S.A's participation in its subsidiary Cosan Nove of 66.16% multiplied by the participation of 39.15%.

For the Company's consolidated information, direct and indirect interests are added together and the impact relating to the participation of non-controlling shareholders in Cosan Nove is shown in the result line attributed to non-controlling shareholders.

(ii)	Raízen measured and recognized on September 30, 2023, PIS and COFINS credits in the consolidated amount of R$3,765,456 relating to Complementary Law 192/22 and R$1,465,726 relating to Complementary Law 194/22, totaling R $5,231,182, which impacted the equity income for the period by R$1,617,481, net of income tax and social contribution.
(iii)	Amount proposed and allocated in the period. In the nine-month period ended September 30, 2023, dividends constituted in the period were paid in the amount of R$516,268.

 Terminal Alvorada S.A.

(iv)

On July 7, 2023, the subsidiary Rumo S.A contributed R$47,300 to form the joint venture Terminal Alvorada S.A with CHS Agronegócio Indústria e Comércio Ltda “CHS”, whose objective is to transform the CHS road transshipment warehouse in Alvorada (TO) in a road-rail transshipment terminal.

The joint venture’s statement of financial position and income statement are disclosed in the explanatory note 4 - Information by segment.

As of September 30, 2023, the Company was in compliance with the covenants of the agreement governing the joint venture.

62

 Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

11.  PROPERTY, PLANT AND EQUIPMENT, INTANGIBLE, ASSETS AND GOODWILL, CONTRACT  ASSETS, RIGHT-OFF-USE AND INVESTMENT PROPERTIES

11.1. PROPERTY, PLANT AND EQUIPMENT

a)             Reconciliation of carrying amount:

	Consolidated							Parent Company
	Land, buildings and improvements	Machines, equipment and installations (i)	Wagons and locomotives (i)	Permanent easement	Construction in progress	Other assets	Total	Total
Cost
At January 1, 2023	2,135,403	1,942,798	7,994,336	10,416,500	4,315,087	720,953	27,525,077	82,094
Additions	9,093	16,065	384	1,203	2,765,784	15,452	2,807,981	868
Write-offs	(8,967)	(26,215)	(56,014)	(2,295)	(364)	(12,986)	(106,841)	—
Transfers (ii)	130,633	130,170	739,470	1,950,798	(2,961,961)	12,269	1,379	(28)
Exchange differences	(7,373)	(14,333)	—	—	(809)	(8,596)	(31,111)
Assets held for sale	—	—	—	—	(692)	—	(692)
At September 30, 2023	2,258,789	2,048,485	8,678,176	12,366,206	4,117,045	727,092	30,195,793	82,934

Depreciation
At January 1, 2023	(522,048)	(749,237)	(3,357,319)	(3,762,623)	(13,379)	(172,035)	(8,576,641)	(36,050)
Additions	(57,515)	(137,900)	(455,632)	(585,331)	—	(57,224)	(1,293,602)	(5,562)
Transfers (ii)	(49,391)	10,013	(6,496)	(4,829)	—	(45)	(50,748)	—
Write-offs	2,122	6,897	52,044	21	—	11,218	72,302	—
Exchange differences	2,475	3,368	—	—	—	2,912	8,755	—
Assets held for sale	—	937	—	—	—	95	1,032	—
At September 30, 2023	(624,357)	(865,922)	(3,767,403)	(4,352,762)	(13,379)	(215,079)	(9,838,902)	(41,612)
At January 1, 2023	1,613,355	1,193,561	4,637,017	6,653,877	4,301,708	548,918	18,948,436	46,044
At September 30, 2023	1,634,432	1,182,563	4,910,773	8,013,444	4,103,666	512,013	20,356,891	41,322

(i)	On September 30, 2023, assets, mainly wagons and locomotives, in the amount of R$1,320,979 (R$745,203 on December 31, 2022), were pledged to guarantee bank loans.
(ii)	Transfers of property, plant and equipment resulting from capitalization and other reclassifications of those assets.

b)       Capitalization of borrowing costs

In the period ended September 30, 2023, loan costs capitalized in the subsidiary Rumo were R$30,263 (R$63,349 as of September 30, 2022), using an average rate of 12.35% p.a. (12.83% p.a. as of 30 September 2022), while in the subsidiary Compass the capitalized costs were R$79,478 at a weighted average rate of 8.92% p.a. (R$40,196 and 7.67% p.a. in the period ended September 30, 2022).

63

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

11.2. INTANGIBLE ASSETS AND GOODWILL

	Consolidated							Parent Company
	Goodwill	Concession right	Licenses	Brands and patents	Customer relationships	Other	Total	Total
Cost
At January 1, 2023	1,460,072	22,899,744	639,998	163,923	2,688,079	559,658	28,411,474	16,906
Additions	4,731	—	—	—	93,331	47,697	145,759	2,813
Write-offs	—	(47,553)	—	—	(41)	(1,904)	(49,498)	—
Transfers (i)	—	1,117,188	43,995	—	(79,334)	(8,021)	1,073,828	28
Exchange differences	(30,195)	—	—	—	(1,819)	(16,145)	(48,159)	—
Assets held for sale	(26,255)	—	(4,451)	(5,444)	(49,866)	345	(85,671)	—
At September 30, 2023	1,408,353	23,969,379	679,542	158,479	2,650,350	581,630	29,447,733	19,747

Amortization
At January 1, 2023	—	(4,652,963)	(19,194)	(9,201)	(1,170,494)	(437,680)	(6,289,532)	(14,659)
Additions	—	(643,794)	(5,240)	—	(149,807)	(21,233)	(820,074)	(592)
Write-offs	—	27,297	—	—	2	72	27,371	—
Transfers (i)	—	—	(37,209)	—	75,264	19,873	57,928	—
Assets held for sale	—	—	—	—	1,213	3,241	4,454	—
Exchange differences	—	—	1,760	—	4,408	(1,492)	4,676	—
At September 30, 2023	—	(5,269,460)	(59,883)	(9,201)	(1,239,414)	(437,219)	(7,015,177)	(15,251)

At January 1, 2023	1,460,072	18,246,781	620,804	154,722	1,517,585	121,978	22,121,942	2,247
At September 30, 2023	1,408,353	18,699,919	619,659	149,278	1,410,936	144,411	22,432,556	4,496

(i)	The number of transfers also includes a portion of R$120,372 of intangible assets that was reclassified to financial assets (R$25,171, period ended September 30, 2022).

64

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

a)             Amortization methods and useful lives:

Intangible assets (except goodwill)	Annual amortization rate	09/30/2023	12/31/2022
Concession rights:
Compass (i)	From 3.54% to 4.58%	12,157,312	11,614,163
Rumo (ii)	1.59%	6,542,607	6,632,618
		18,699,919	18,246,781
Licenses and authorizations
Operating license for port terminal	3.70%	47,514	44,305
Moove	5.00%	135,551	139,905
Licenses and authorizations (iii)	Indefinity	436,594	436,594
		619,659	620,804
Trademarks
Comma	Indefinity	46,688	47,929
Petrochoice (iii)	Indefinity	100,151	104,354
Tirreno (iii)	Indefinity	2,439	2,439
		149,278	154,722
Customers relationship
Compass	20.00%	285,922	285,423
Moove (iii)	5% a 30%	1,125,014	1,227,588
Other		—	4,574
		1,410,936	1,517,585
Other
Software license	20.00%	73,600	65,108
Other	20.00%	70,811	56,870
		144,411	121,978

Total		21,024,203	20,661,870

(i)

Intangible asset of the public gas distribution service concession, which represents the right to charge users for the supply of gas, comprising: (i) the concession rights recognized in the business combination and (ii) the assets of the concession.

(ii)	Refers to Rumo’s railway concession agreement. The amount will be amortized until the end of the concession in 2079.
(iii)	Authorization for: (i) installation of port terminal activities; operation of the port facility by the subsidiary TUP Porto São Luís, (ii) lubrication and contamination control solutions, (iii) production and sale of lubricating oils, additives and fluids.

11.3. CONTRACT ASSET

	Compass	Moove	Total
At January 1, 2023	1,110,335	8,380	1,118,715
Additions	1,083,882	33,718	1,117,600
Write-offs	—	(24,423)	(24,423)
Transfers to intangible assets (i)	(1,202,757)	—	(1,202,757)
At September 30, 2023	991,460	17,675	1,009,135

(i)	The amount of transfers also includes a portion of the intangible asset that was reclassified to a financial asset.

During the period ended September 30, 2023, through its subsidiaries, R$92,979 were added to internally generated intangible assets (R$79,081 in the period ended September 30, 2022), through the capitalization of labor.

65

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

a)             Capitalization of borrowing costs

During the period ended September 30, 2023, the indirect subsidiary Comgás capitalized R$59,385 at a weighted average rate of 12.67% p.a. (R$48,970 at 12.12% p.a. in the period ended September 30, 2022).

During the period ended September 30, 2023, the indirect subsidiary Sulgás capitalized R$518 at a weighted average rate of 5.04% p.a. (there was no capitalization on September 30, 2022).

11.4  RIGHT-OFF-USE ASSETS

	Consolidated								Parent company
	Land, buildings and improvements	Machine, equipment, and installations	Wagons and locomotives	Software	Vehicles	Floating storage and regasification	Railway and port infrastructure	Total	Total
Cost
At January 1, 2023	453,718	268,470	943,096	85,949	34,743	—	7,961,141	9,747,117	37,901
Additions (i)	38,832	233,133	—	—	20,791	1,510,810	45,271	1,848,837	—
Contractual readjustments	9,808	3,426	332	—	—	—	99,253	112,819	4,626
Write-offs	(18,943)	(6,988)	—	—	(11)	—	—	(25,942)	—
Transfers	—	34,742	—	—	—	—	—	34,742	—
Exchange differences	(5,827)	(5,534)	—	—	(35)	—	—	(11,396)	—
At September 30, 2023	477,588	527,249	943,428	85,949	55,488	1,510,810	8,105,665	11,706,177	42,527
Amortization
At January 1, 2023	(125,497)	(108,651)	(434,208)	(20,974)	(21,723)	—	(1,023,195)	(1,734,248)	(14,869)
Additions	(53,773)	(33,046)	(25,753)	(3,285)	(9,983)	—	(240,279)	(366,119)	(4,093)
Write-offs	6,243	1,077	—	—	—	(18,885)	—	(11,565)	—
Exchange differences	1,311	3,571	—	—	97	—	—	4,979	—
At September 30, 2023	(171,716)	(137,049)	(459,961)	(24,259)	(31,609)	(18,885)	(1,263,474)	(2,106,953)	(18,962)

At January 1, 2023	328,221	159,819	508,888	64,975	13,020	—	6,937,946	8,012,869	23,032
At September 30, 2023	305,872	390,200	483,467	61,690	23,879	1,491,925	6,842,191	9,599,224	23,565

(i)	The addition of the period is mainly composed of the contract related to the charter of the floating storage and regasification unit (“FRSU”) according to note 2.

66

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

11.5. INVESTMENT PROPERTIES

Investment properties
At January 1, 2023	14,103,060
Change in the fair value of investment properties	463,837
Additions	31,347
Transfers (i)	(370,705)
At September 30, 2023	14,227,539

(i)	Transfers to the group of properties held for sale as explanatory note 8, arising from the proposed sale of Fazenda Grão de Ouro, of the subsidiary Tellus Brasil Participações S.A.

12. COMMITMENTS

Considering the current gas supply contracts, the subsidiaries has a financial commitment that totaled an estimated present value of R$ 46,070,691, the amount of which includes the minimum volume established in the contract, both in commodities and in transportation, with a term until December 2034.

The sub-concession agreements for which Rumo, through its subsidiaries, generally include commitments to execute investments with certain characteristics during the term of the agreement. We can highlight:

(i)     Capacity increase in Rumo Malha Paulista and reduction of urban conflicts, estimated by the agency at R$ 6,100,000.

(ii)    Investments in Rumo Malha Central at R$ 645,573.

13.  CONCESSIONS PAYABLE

The movement in leases for the period ended September 30, 2023 was as follows:

	09/30/2023	12/31/2022
Court discussion:
Rumo Malha Oeste S.A.	2,147,108	1,957,149
	2,147,108	1,957,149

Railroad concession:
Rumo Malha Paulista S.A.	1,034,852	1,138,076
	1,034,852	1,138,076

Concessions and grants:
Rumo Malha Sul S.A.	76,621	81,112
Rumo Malha Paulista S.A.	181,326	156,497
Rumo Malha Central S.A.	23,397	18,576
	281,344	256,185

Total	3,463,304	3,351,410

Current	283,667	256,759
Non-current	3,179,637	3,094,651
	3,463,304	3,351,410

67

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

Leases and grants under IFRS16

	9/30/2023	12/31/2022
Leases:
Rumo Malha Sul S.A.	483,460	542,996
Rumo Malha Paulista S.A.	439,100	539,900
Rumo Malha Oeste S.A.	141,421	185,324
Portofer Transporte Ferroviário Ltda.	7,942	11,658
	1,071,923	1,279,878

Grants:
Rumo Malha Paulista S.A. (renewal)	897,209	732,727
Rumo Malha Central S.A.	918,980	792,374
	1,816,189	1,525,101

Total	2,888,112	2,804,979

Current	362,295	350,719
Non-current	2,525,817	2,454,260
	2,888,112	2,804,979
14.  OTHER TAX PAYABLES
	Parent Company		Consolidated
	09/30/2023	12/31/2022	09/30/2023	12/31/2022
Tax debts installments	208,887	202,140	215,222	208,760
ICMS	30	43	207,169	271,688
COFINS	46,976	48,982	147,637	246,501
PIS	1,667	2,579	23,053	43,524
Social Security charges	55,294	29,416	76,248	42,186
IRRF	—	—	8,615	14,553
Other	1,605	6,676	106,166	86,517

	314,459	289,836	784,110	913,729

Current	158,155	141,216	623,156	760,041
Non-current	156,304	148,620	160,954	153,688
Total	314,459	289,836	784,110	913,729

68

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

15.  INCOME TAXES

a)    Reconciliation of income tax and social contribution expenses:

	Parent Company				Consolidated
	3T23	3T22	9M23	9M22	3T23	3T22	9M23	9M22
Income before income tax and social contribution	370,645	(365,477)	(2,010,574)	(485,858)	2,227,110	287,089	1,699,340	848,352
Income tax and social contribution at nominal rate (34%)	(126,019)	124,262	683,595	165,192	(757,217)	(97,610)	(577,776)	(288,440)
Adjustments for calculating the effective rate
Equity income	436,719	224,493	44,433	764,019	30,593	(41,111)	519,405	70,761
Result of companies abroad	(7,909)	(25,270)	(19,560)	(31,281)	(10,004)	(28,496)	(38,418)	(19,371)
Operating profit	—	—	—	—	81,144	56,629	182,890	151,589
Interest on equity	—	(15,975)	—	(66,544)	8	13,067	(1,312)	(28,846)
Permanent differences (donations, gifts, etc.)	—	—	—	—	(3,187)	(2,026)	(8,170)	(5,710)
Unrecognized tax losses and temporary differences	—	—	—	—	(12,304)	2,931	(127,632)	(215,192)
ICMS benefit - extemporaneous	—	—	—	—	(1,827)	98,772	4,295	274,584
ICMS benefit - current year	—	—	—	—	—	66,809	68,409	169,878
Dividend income (i)	—	—	—	—	—	—	136,936	—
Provision for non-realization of the benefit of the covenant Federative (ii)	—	—	—	—	—	—	(1,171,810)	—
Provision for non-realization of the benefit of the covenant Federal - Interest and Fine (ii)	—	—	—	—	(10,067)	—	(152,357)	—
Selic on indebtedness	4,849	6,871	14,350	11,652	14,417	20,137	68,283	10,498
Rate differential (iv)	—	—	—	—	150,046	—	219,960	16,715
Benefit Membership Program Zero Litigation (iii)	—	—	19,710	—	—	—	23,276	—
Other	467	36,210	(34)	12,832	18,295	64,677	16,215	83,754
Income tax and social contribution (current and deferred)	308,107	350,591	742,494	855,870	(500,103)	153,779	(837,806)	220,220

Effective rate - %	83,13%	(95,93%)	(36,93%)	(176,16%)	(22,46%)	53,56%	(49,30%)	25,96%

69

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

(i)	Refers to dividends received from Vale S.A.
(ii)	As of the 1st quarter of 2021, the Company, through its subsidiaries Comgás and Moove, began to calculate and use current and extemporaneous credits arising from the non-taxation of the benefit of reducing the ICMS calculation base. The subsidiary Comgás takes advantage of the reduction of the ICMS calculation base in the State of São Paulo, whose effective rate is reduced from 18% to the interval between 12 and 15.6% pursuant to art. 8 of Annex II of the ICMS Regulation, approved by State Decree No. 45,490 (“RICMS/SP”), as amended by State Decrees No. 62,399/2016 and 67,383/2022. The subsidiary Moove, on the other hand, makes use of ICMS deferrals provided for by art. 44, Book IV of the RICMS/RJ1 and by art. 1 of Decree 44,637/2014, in the domestic acquisition and import of base oil, an input for the production of lubricating oil.
These credits were used by the subsidiary based on its best understanding of the subject, substantiated by the opinion of its external legal advisors, which took into account all applicable case law, including the understanding signed in November 2017 by the 1st Section of the STJ regarding the application of the thesis of the federative pact, which began to be applied in repeated judgments of the 1st Panel of the STJ. On March 8, 2022, there was a decision on the subject in the 1st Panel of the STJ, favorable to the taxpayer, involving tax benefit of ICMS deferral, obtained by contract. On April 5, 2022, the 2nd Panel of the STJ ruled against the taxpayer, in a case involving a reduction in the ICMS tax base. After said divergence, the matter was set for judgment by the 1st Section of the STJ on April 26, 2023. Although a preliminary decision was issued by the STF determining the suspension of the effectiveness of the STJ judgment of April 26, the session took place and the ministers unanimously decided against the taxpayers and the thesis defended by the subsidiary. On May 4, 2023, the preliminary injunction was reconsidered by the Minister of the STF who granted it, after the decision of the STJ passed to be effective from April 26, 2023. Despite (i) the history of divergence between the 1st and 2nd Panels of the STJ, (ii) the fact that the STJ judgment has not yet been published, (iii) the possibility of opposing motions for clarification of the judgment, including to safeguard past taxable events, and also (iv) the possibility of discussing the topic before the STF, the subsidiary's administrators, with the data and facts existing at the time, observing the technical interpretation that governs the treatment of uncertainties regarding taxes on profit (ICPC22 and IFRIC 23), decided for the constitution of provision on March 31, 2023 due to the unfavorable decision with confirmation of present obligation at the end of the accounting period. The provision was constituted in the total restated amount of R$1,619,919 (R$1,171,810 of principal recorded under current income tax and R$448,109 of interest and fine recorded under financial result), in addition to R$114,891 of income tax and deferred social contribution, which includes the assessments received for the years 2015, 2016, 2017 and 2018, and the other credits used in the following years until September 30, 2023, plus the respective legal charges.
(iii)	Adherence to the Tax Litigation Reduction Program ("Zero Litigation"), (Joint Ordinance PGFN/RFB No. 01/2023), as defined in art. 11 § 12 of Law 13,988/2020, which establishes the requirements and conditions for transactions resolving litigation with the Public Treasury.
(iv)	Difference in rate between the nominal rate of 34% and the effective rate applicable to entities that calculate the tax under the presumed profit regime.

The balance of income tax and social contribution in current liabilities, in the amount of R$1,950,247 (R$204,387 as of December 31, 2022), refers mainly to the liability related to the federative pact benefit in the amount of R$1,619,919.

b)   Deferred income tax assets and liabilities

Below are presented the tax effects of temporary differences that give rise to significant parts of the company's deferred tax assets and liabilities:

70

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

	Parent Company		Consolidated
	09/30/2023	12/31/2022	09/30/2023	12/31/2022
Deferred tax assets from:
Income taxes losses	1,156,889	697,179	2,745,242	2,244,654
Negative base of social contribution	417,015	251,519	944,698	809,556
Temporary differences
Foreign exchange variation - Loans and financing	1,177,609	1,299,577	1,281,276	1,701,529
Provision for lawsuits	82,846	78,190	219,918	204,303
Impairment provision (Rumo Malha Oeste)	—	—	29,340	34,469
Post-employment benefit obligation	—	—	157,063	152,373
Provisions for uncertain tax credits and tax losses	—	—	33,398	31,880
Provision for non-occurrence of taxes	6,985	6,985	69,327	70,815
Share-based payment transactions	54,147	26,846	136,814	82,480
Lease	2,506	2,493	186,846	167,962
Unrealized loss with derivatives	2,219	—	493,311	674,554
Provisions for profit sharing	24,806	18,322	108,614	124,833
Business Combination - Intangible	—	—	123,290	119,060
Business combination - fixed assets	—	—	27,739	36,535
Securities	—	—	388,852	—
Selic on indebtedness	—	77,645	—	100,264
Other provisions	137,415	196,671	670,688	581,059
Deferred on pre-operating income	—	—	70,265	14,009
Regulatory asset (liability)	—	—	6,414	4,843
Other (i)	48,470	1,607	387,423	488,299
Total	3,110,907	2,657,034	8,080,518	7,643,477

Deferred tax liabilities from:
Temporary differences
Exchange rate variation - Loans and financing	—	—	(142,266)	—
Useful life review	—	—	(442,215)	(401,926)
Business combination - fixed assets	—	—	(167,380)	(76,263)
Tax goodwill	—	—	(615,944)	(359,100)
Unrealized income with derivatives	—	(249,206)	(250,075)	(226,243)
Fair value adjustment on debt	—	—	(472,379)	(548,726)
Marketable securities	—	—	—	(1,150,916)
Investment properties	—	—	(402,214)	(391,382)
Capitalized interest	—	—	—	(108,616)
Effects on the formation of joint ventures	(104,462)	(106,254)	(104,462)	(106,254)
Business Combination - Intangible	—	—	(4,412,820)	(4,486,211)
Post-employment obligations	—	—	(4,594)	(4,594)
Lease	—	495	(12,255)	(11,797)
Provisions	—	815	(19,422)	(79,092)
Other (ii)	(449,880)	(445,264)	(607,059)	(687,601)
Total	(554,342)	(799,414)	(7,653,085)	(8,638,721)
Total deferred taxes recorded	2,556,565	1,857,620	427,433	(995,244)
Deferred tax assets	2,556,565	1,857,620	5,676,890	4,474,124
Deferred tax liabilities	—	—	(5,249,457)	(5,469,368)
Total deferred, net	2,556,565	1,857,620	427,433	(995,244)

(i)	Refers mainly to deferred expenses at Rumo Malha Central R$96,252 and Rumo Malha Norte R$49,084.
(ii)	Refers mainly to the tax loss recognized in the capital contribution in a controlled company.

71

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

Deferred income tax and social contribution inactivated

As of September 30, 2023, the balance of inactivated income tax and social contribution is R$2,522,627 and refers mainly to tax losses and temporary differences of the subsidiary Rumo S.A, of the indirect subsidiaries Rumo Malha Sul and Rumo Malha Oeste, which under current conditions do not meet the requirements for the accounting of said deferred income tax and social contribution asset due to the lack of predictability of future generation of tax profits.

c)             Changes in deferred tax assets and liabilities:

ASSETS	Parent Company
	Tax loss and negative base	Employee benefits	Unrealized loss with derivatives	Provisions	Leases	Others	Total
At January 1, 2023	948,698	45,168	—	281,846	2,493	1,378,829	2,657,034
Credited / charged from income for the period	625,206	33,785	2,219	(54,600)	13	(30,781)	575,842
Foreign exchange differences	—	—	—	—	—	(121,969)	(121,969)
At September 30, 2023	1,573,904	78,953	2,219	227,246	2,506	1,226,079	3,110,907

	Parent Company
	Effects on the formation of joint venture	Unrealized income with derivatives	Other	Total
At January 1, 2023	(106,254)	(249,206)	(443,954)	(799,414)
Credited / charged from income for the period	1,792	249,206	7,061	258,059
Recognized in shareholders' equity	—	—	(12,987)	(12,987)
At September 30, 2023	(104,462)	—	(449,880)	(554,342)

Total deferred taxes recognized				2,556,565

72

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

Assets:

	Consolidated
	Tax loss and negative basis	Post-employment obligations	Employee benefits	Provisions	Leases	Unrealized gains on derivatives	Intangible assets	Other	Total
At January 1, 2023	3,054,210	152,373	207,313	922,526	167,962	674,554	119,060	2,345,479	7,643,477
Credited / charged from income for the period	635,730	4,690	38,115	100,145	18,884	(181,243)	4,230	236,743	857,294
Foreign exchange differences	—	—	—	—	—	—	—	(420,253)	(420,253)
At September 30, 2023	3,689,940	157,063	245,428	1,022,671	186,846	493,311	123,290	2,161,969	8,080,518
Liabilities:
	Consolidated
	Effects on the formation of joint ventures	Post-employment obligations	Intangible assets	Unrealized gains on derivatives	Property, plant and equipment	Fair value adjustment	Leases	Provisions	Other	Total
At January 1, 2023	(106,254)	(4,594)	(4,486,211)	(226,243)	(401,926)	(548,726)	(11,797)	(79,092)	(2,773,878)	(8,638,721)
Credited / charged from income for the period	1,792	—	73,391	(9,810)	(40,289)	76,347	(458)	59,670	814,139	974,782
Recognized in shareholders' equity	—	—	—	(14,022)	—	—	—	—	24,876	10,854
At September 30, 2023	(104,462)	(4,594)	(4,412,820)	(250,075)	(442,215)	(472,379)	(12,255)	(19,422)	(1,934,863)	(7,653,085)

Total deferred taxes recorded										427,433

73

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

16.  PROVISION FOR LAWSUITS AND JUDICIAL DEPOSITS

As of September 30, 2023 and December 31, 2022, the Corporation had contingent liabilities and judicial deposits pertaining to:

	Provision for lawsuits
	Parent Company		Consolidated
	09/30/2023	12/31/2022	09/30/2023	12/31/2022
Tax	236,747	227,481	769,045	747,647
Civil, environmental and regulatory	69,755	53,835	640,099	662,052
Labor	56,550	68,041	393,622	391,487
	363,052	349,357	1,802,766	1,801,186

	Judicial deposit
	Parent Company		Consolidated
	09/30/2023	12/31/2022	09/30/2023	12/31/2022
Tax	367,680	327,354	644,135	585,988
Civil, environmental and regulatory	15,586	15,644	112,494	92,411
Labor	14,034	17,565	130,053	136,045
	397,300	360,563	886,682	814,444

Changes in provisions for lawsuits:

	Parent Company
	Tax	Civil, environmental, and regulatory	Labor	Total
At January 1, 2023	227,481	53,835	68,041	349,357
Provisioned in the year	3,124	26,934	1,593	31,651
Write-offs by reversal / payment	(3,179)	(19,277)	(12,771)	(35,227)
Interest (i)	9,321	8,263	(313)	17,271
At September 30, 2023	236,747	69,755	56,550	363,052

	Consolidated
	Tax	Civil, environmental, and regulatory	Labor	Total
At January 1, 2023	747,647	662,052	391,487	1,801,186
Provisioned in the year	19,739	85,687	86,125	191,551
Write-offs by reversal / payment	(22,891)	(116,053)	(125,600)	(264,544)
Transfer	—	3,793	607	4,400
Interest (i)	24,550	4,620	41,003	70,173
At September 30, 2023	769,045	640,099	393,622	1,802,766

(i)           Includes write-off of interest due to reversal.

The Company has debts secured by assets or by means of cash deposits, bank guarantees or guarantee insurance.

The Company has probable indemnity lawsuits in addition to those mentioned, and as they represent contingent assets, they were not reported.

74

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

a)             Probable losses

Tax: The main tax proceedings for which the risk of loss is probable are described below:

	Parent Company		Consolidated
	09/30/2023	12/31/2022	09/30/2023	12/31/2022
Compensation with FINSOCIAL	—	—	323,109	312,721
INSS	76,133	72,389	104,558	98,657
ICMS credit	66,507	63,093	138,203	125,723
PIS and COFINS	32,456	27,954	33,075	30,446
IPI	56,243	54,430	62,894	60,852
IRPJ and CSLL	1,093	1,065	9,351	11,676
Other	4,315	8,550	97,855	107,572
	236,747	227,481	769,045	747,647
  Labor claims: The Company and its subsidiaries are parties to labor claims filed by former employees and outsourced service providers claiming among other things, compensation and indemnities. Additionally, the Company has public civil actions filed by the Labor Prosecutor's Office regarding alleged non-compliance with labor standards, working conditions and working environment. For claims deemed to have merit, the Company has signed Conduct Adjustment Agreements with the Brazilian authorities.
  Civil, environmental and regulatory lawsuits: The Company and its subsidiaries are involved in a number of Indemnity Lawsuits, Public Civil Actions, and Administrative Proceedings where, in the opinion of its legal counsel, the risk of loss is probable.

b)            Possible losses

The main lawsuits for which we anticipate a risk of loss as possible are outlined below:

	Parent Company		Consolidated
	09/30/2023	12/31/2022	09/30/2023	12/31/2022
Tax	5,098,395	5,034,867	15,883,897	16,079,589
Civil, environmental and regulatory	1,032,311	1,015,125	6,971,849	6,597,105
Labor	20,774	23,972	811,720	782,080
	6,151,480	6,073,964	23,667,466	23,458,774

75

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

Tax:

	Parent Company		Consolidated
	09/30/2023	12/31/2022	09/30/2023	12/31/2022
Isolated fine - Federal tax	—	—	793,215	762,613
IRPJ/CSLL (i) (ii)	1,378,077	1,296,481	6,350,229	6,297,550
ICMS -Tax on circulation of goods	1,270,835	1,264,685	3,081,719	2,987,853
IRRF	1,414	1,389	1,214,976	1,366,268
PIS and COFINS	1,275,123	1,322,277	2,250,042	2,556,050
MP 470 installment of debts	248,446	246,000	395,837	388,166
Stock Grant Plan	—	—	71,887	68,846
IOF on loans	—	—	151,457	149,323
Reward Credit Compensation	142,269	138,753	142,269	138,753
IPI - Tax on industrialized products	231,783	227,184	370,639	374,274
INSS	78,642	90,049	154,628	161,037
Other	471,806	448,049	906,999	828,856
	5,098,395	5,034,867	15,883,897	16,079,589

(i)

Assessment notice drawn up by the Federal Revenue of Brazil against Cosan Lubrificantes e Especialidades S.A. in the amount of R$104,926 referring to the collection of IRPJ and CSL, due to the disallowance of goodwill expenses amortized in 2017 and 2018. An objection was filed demonstrating the legality of the operation, considering the legal, commercial and economic factors that demonstrate the objective commercial and economic substance of the operation, which was carried out between independent parties and with effective payment of the price.

(ii)

End of the administrative discussion and start of the judicial discussion regarding the official assessment of IRPJ and CSLL resulting from the disallowance of goodwill expenses amortized in 2009 to 2011. Addition of R$109,429 due to the registration of the debt in overdue debt.

With the exception of the effect indicated in note 15.a, item (ii), we did not identify other effects of IFRIC 23 / ICPC 22 - Uncertainty regarding the Treatment of Taxes on Income that could significantly affect the accounting policies of the Company and its subsidiaries and these statements intermediary financial institutions..

Civil, environmental and regulatory:

	Parent Company		Consolidated
	09/30/2023	12/31/2022	09/30/2023	12/31/2022
Civil	971,918	972,966	3,128,803	3,336,284
Environmental	59,656	42,159	2,285,923	1,764,671
Regulatory	737	—	1,557,123	1,496,150
	1,032,311	1,015,125	6,971,849	6,597,105

76

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

17.  SHAREHOLDERS’ EQUITY

a)         Share capital

The subscribed capital on September 30, 2023 is R$8,682,544 (R$8,402,544 on December 31, 2022), fully paid in, represented by 1,874,070,932 registered, book-entry common shares with no par value. According to the statute, the authorized share capital can be increased up to the limit of R$9,000,000.

On April 27, 2023, the Extraordinary General Meeting approved the increase in the Company's share capital, in the amount of R$280,000, distribution of dividends of R$628,979, allocations of the legal reserve of R$58,802 and statutory reserve in the amount of R$488,252.

As of September 30, 2023, the Company's share capital consists of the following:

	Ordinary actions
Shareholding structure	Amount	%
Controlling shareholders	672,312,942	35.87%
Administrators	25,753,354	1.37%
Free float	1,169,433,764	62.41%

Outstanding shares	1,867,500,060	99.65%

Treasury stock	6,570,872	0.35%

Total	1,874,070,932	100.00%

b)         Treasury shares

On August 14, 2023, the Company's Board of Directors approved the new Share Buyback Program of up to 116,000,000 common shares, representing 9.93% of the total shares available on the market, with a term of up to 18 months. The repurchased shares may be used to meet obligations arising from potential exercises of share-based compensation plans, holding in treasury, disposal or cancellations in accordance with applicable legislation.

On September 30, 2023, the Company had 6,570,872 shares in treasury (7,432,832 shares on December 31, 2022), whose market price was R$17.14.

77

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

c)             Dividends

  Receivable
Parent Company	Investments in associates (i)	Investments in joint venture	Total
At January 1, 2023	609,456	—	609,456
Complementary Dividends	357,436	58,635	416,071
Other movements	(3,562)	—	(3,562)
Dividends received	(819,331)	(58,635)	(877,966)
At September 30, 2023	143,999	—	143,999

(i)                  See composition of the balance in note 9.1.a.

Consolidated	Investments in associates (ii)	Investments in joint venture	Total
At January 1, 2023	161,147	—	161,147
Complementary Dividends	202,453	516,268	718,721
Other movements	(60,429)	—	(60,429)
Dividends received	(180,201)	(516,268)	(696,469)
At September 30, 2023	122,970	—	122,970

(ii)                See composition of the balance in note 9.1.b.

ii.             Payable

	Parent Company	Consolidated
At January 1, 2023	279,979	892,006
Complementary Dividends	520,691	882,388
Dividends paid	(798,203)	(1,627,717)
At September 30, 2023	2,467	146,677

78

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

d)            Other comprehensive income

	12/31/2022	Comprehensive (loss) income	09/30/2023
Cash flow hedge result	(1,361,895)	(84,007)	(1,445,902)
Exchange rate differences on conversion of operations abroad	2,010,914	(785,812)	1,225,102
Actuarial losses of defined benefit plan	(219,663)	477	(219,186)
Deferred tax on actuarial losses of defined benefit plan	74,685	(162)	74,523
Loss on measurement of derivative financial instrument	(45,631)	—	(45,631)
Change in the fair value of a financial asset	77,152	—	77,152
Deferred income tax on financial asset	(26,232)	—	(26,232)
Total	509,330	(869,504)	(360,174)

Attributable to:
Controlling shareholders	567,546	(642,462)	(74,916)
Non-controlling shareholders	(58,216)	(227,042)	(285,258)

	12/31/2021	Comprehensive (loss) income	09/30/2022
Cash flow hedge result	(1,362,618)	(2,959)	(1,365,577)
Exchange rate differences on conversion of operations abroad	1,093,366	787,017	1,880,383
Actuarial losses of defined benefit plan	(299,993)	25,939	(274,054)
Deferred tax on actuarial losses of defined benefit plan	101,997	(8,819)	93,178
Loss on measurement of derivative financial instrument	(45,631)	—	(45,631)
Change in the fair value of a financial asset	43,220	33,767	76,987
Deferred income tax on financial asset	(14,695)	(11,481)	(26,176)
Total	(484,354)	823,464	339,110

Attributable to:
Owners of the Company	(521,609)	861,707	340,098
Non-controlling interests	37,255	(38,243)	(988)

18.  EARNINGS PER SHARE

Basic earnings per share is calculated by dividing net income by the weighted average number of common shares outstanding during the period. Earnings per share after potentially dilutive instruments is computed by adjusting earnings and the number of shares for the impact of potentially dilutive instruments.

79

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

The following table presents the calculation of earnings per share (in thousands of reais, except for amounts per share):

	3Q23	3Q22	9M23	9M22
(Loss) income attributable to holders of common shares of Company used in calculating basic earnings per share	678,752	(14,886)	(1,268,080)	370,012
Diluting effect of the share-based plan of subsidiaries	(374)	(261)	(566)	(232)
Dilutive effect - Brado Logística	—	(146)	—	(1,019)
(Loss) income attributable to holders of common shares of Company used in the calculation of diluted earnings per share	678,378	(15,293)	(1,268,646)	368,761

Weighted average number of common shares outstanding - basic (in thousands of shares)
Basic	1,867,217	1,868,618	1,866,823	1,868,913
Dilutive effect of the share-based plan	—	4,855	—	5,720
Share repurchases	—	—	(13,244)	—

Diluted	1,867,217	1,873,473	1,853,579	1,874,633

Earnings per share
Basic	0.3635	(0.0080)	(0.6793)	0.1980
Diluted	0.3633	(0.0082)	(0.6844)	0.1967

Diluting instruments

The Company and its subsidiaries have two categories of possible dilutive effects: stock grants and put options. For stock grants, a calculation is performed to determine the impact of dilution on the profit attributable to the Parent Company's shareholders as a result of the exercise of stock grants in subsidiaries. It is assumed that the put option was converted into common stock, and the profit attributable to the Parent Company's shareholders is adjusted accordingly.

In the period ended September 30, 2023, 10,243,716 shares related to the Company's share repurchase plan were considered in the analysis of diluted earnings per share as they increase loss per share.

Anti-dilution instruments

In the period ended September 30, 2023, 7,162,640 shares related to the Company's stock option plan were not considered in the diluted earnings per share analysis as they would have an anti-dilutive effect.

80

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

19.  NET SALES

The following is an analysis of the Company’s and its subsidiaries net sales for the period:

	Consolidated
	3Q23	3Q22	9M23	9M22
Gross revenue from the sale of products and services	11,722,907	13,425,167	34,405,580	33,996,175
Construction revenue	389,262	330,300	1,083,882	798,360
Indirect taxes and other deductions	(1,858,599)	(2,248,166)	(5,594,109)	(5,811,262)
Net sales	10,253,570	11,507,301	29,895,353	28,983,273

In the following table, revenue is disaggregated by products and service lines and timing of revenue recognition:

	Consolidated
	3Q23	3Q22	9M23	9M22
At a point in time
Natural gas distribution	3,853,836	5,347,983	11,980,659	13,500,651
Electricity trading	—	60,819	—	175,844
Lubricants and base oil	2,127,749	2,551,231	6,991,549	6,246,116
Other	276,470	171,521	877,113	471,311
	6,258,055	8,131,554	19,849,321	20,393,922
Over time
Railroad transportation services	3,017,190	2,818,551	7,930,971	7,289,575
Container operations	157,882	132,049	391,041	332,018
Construction revenue	389,262	330,300	1,083,882	798,360
Services rendered	445,386	112,150	685,876	214,998
	4,009,720	3,393,050	10,091,770	8,634,951

Eliminations	(14,205)	(17,303)	(45,738)	(45,600)

Total net sales	10,253,570	11,507,301	29,895,353	28,983,273

Seasonality of operations

The Company's segments “Gas and Power” and “Logistics” segments are subject to fluctuations due to the seasonality of operations, as shown below:

Gas and Power

Activities in the natural gas commercialization and distribution segment are subject to seasonality. While the months from December to March are marked by a drop in gas consumption, between the months of April and November there is a significant increase in consumption, due to the winter season and the acceleration of industrial production.

Logistics

Rumo's activities are subject to the natural seasonality of agricultural commodities. Most of the soybean crop exports take place between January and August, while the transportation of the corn crop (mainly for export) is concentrated between May and December. These fluctuations have a significant impact on the demand for transporting these commodities. For this reason, Rumo normally has a higher volume transported in the second and third quarters of each year, and a lower volume transported in the off-season, that is, in the first and fourth quarters of each year.

81

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

20.  COSTS AND EXPENSES BY NATURE

The costs and expenses are presented in the statement of profit and loss by function. The reconciliation of costs and expenses by nature/purpose is as follows:

	Parent Company				Consolidated
	3Q23	3Q22	9M23	9M22	3Q23	3Q22	9M23	9M22
Raw materials	—	—	—	—	(1,808,847)	(1,851,478)	(5,490,005)	(4,737,400)
Gas and transportation cost	—	—	—	—	(2,775,672)	(4,262,079)	(8,826,771)	(10,584,177)
Electricity purchased for resale	—	—	—	—	—	(65,906)	—	(196,912)
Railroad transport and port elevation expenses	—	—	—	—	(710,041)	(972,498)	(2,066,335)	(2,398,659)
Other transport	—	—	—	—	(138,880)	(40,142)	(426,994)	(85,715)
Depreciation and amortization	(3,670)	(3,123)	(10,697)	(10,461)	(867,633)	(679,047)	(2,477,810)	(2,162,751)
Personnel expenses	(96,189)	(51,960)	(222,137)	(141,043)	(791,638)	(725,931)	(2,148,200)	(1,792,263)
Construction cost	—	—	—	—	(389,262)	(330,300)	(1,083,882)	(798,360)
Expenses with third-party services	(13,008)	(6,699)	(26,847)	(18,497)	(308,648)	(227,749)	(681,287)	(623,282)
Business expenses	(7)	—	(11)	—	(8,517)	(11,075)	(28,653)	(29,373)
Other expenses	(16,644)	(15,793)	(51,166)	(44,120)	(231,205)	(475,233)	(893,337)	(971,661)
	(129,518)	(77,575)	(310,858)	(214,121)	(8,030,343)	(9,641,438)	(24,123,274)	(24,380,553)

Cost of goods sold and services rendered	—	—	—	—	(6,955,078)	(8,698,843)	(21,222,714)	(22,166,959)
Selling expenses	—	—	—	—	(329,465)	(378,616)	(1,010,705)	(816,026)
General and administrative expenses	(129,518)	(77,575)	(310,858)	(214,121)	(745,800)	(563,979)	(1,889,855)	(1,397,568)
	(129,518)	(77,575)	(310,858)	(214,121)	(8,030,343)	(9,641,438)	(24,123,274)	(24,380,553)

21.  OTHER INCOME (EXPENSES), NET

	Parent Company				Consolidated
	3Q23	3Q22	9M23	9M22	3Q23	3Q22	9M23	9M22
Gain from bargain purchase	—	—	—	92,946	—	—	—	92,946
Extemporaneous tax credits	—	—	—	—	6,098	203	10,323	77,926
Change in fair value of investment properties	—	—	—	—	372,015	—	463,837	59,061
Loss on disposals of non-current assets and intangible assets	—	(1,858)	13,563	(1,858)	(4,182)	(3,354)	(4,959)	(27,343)
Net effect of provisions for legal proceedings	(13,192)	(24,245)	(56,716)	(51,388)	(60,677)	(86,841)	(139,301)	(237,395)
Settlement of disputes in the renewal process	—	—	—	—	—	—	—	(32,490)
Dividends	—	—	—	—	359,452	—	762,204	—
Realization of deferred revenue	—	—	—	—	923,214	—	923,214	—
Other income	4,323	5,666	61,730	14,650	83,768	—	125,775	—
Loss due to reduction in net recoverable value	—	—	—	—	—	(243)	—	(243)
Other	(31,453)	(6,786)	(61,594)	(26,894)	(275,815)	26,379	(431,373)	19,066
	(40,322)	(27,223)	(43,017)	27,456	1,403,873	(63,856)	1,709,720	(48,472)

(i)	Includes the gain relating to the sale of SINLOG TECNOLOGIA EM LOGÍSTICA S.A in the amount of R$14,884 as per note 2.1.

(ii)	As mentioned in note 2

82

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

22.  FINANCE RESULTS, NET

The details of financial income and expenses are as follows:

	Parent Company				Consolidated
	3Q23	3Q22	9M23	9M22	3Q23	3Q22	9M23	9M22
Gross debt cost
Interest and monetary variation (i)	(266,346)	(162,306)	(687,981)	(571,477)	(965,027)	(904,309)	(3,235,041)	(3,096,742)
Net foreign exchange variation on debts (i)	(11,767)	(124,422)	(11,767)	135,445	(769,553)	(421,131)	1,425,218	768,909
Financial result with derivatives and fair value (ii) (iii)	(32,592)	(174,081)	(963,447)	(1,589,928)	(622,049)	(253,386)	(795,799)	(1,486,926)
Amortization of borrowing costs	(2,580)	(23,718)	(6,805)	(32,189)	(16,422)	(16,327)	(45,798)	(181,851)
Guarantees and warranties	—	—	—	—	(9,263)	(9,554)	(29,204)	(32,230)
	(313,285)	(484,527)	(1,670,000)	(2,058,149)	(2,382,314)	(1,604,707)	(2,680,624)	(4,028,840)
Income from financial investments and exchange rate variation in cash and cash equivalents	71,133	48,374	167,838	151,408	572,200	477,467	1,503,376	1,309,639
Changes in fair value of investments in listed entities (iv)	—	—	—	—	740,432	283,366	(4,528,730)	283,366
	71,133	48,374	167,838	151,408	1,312,632	760,833	(3,025,354)	1,593,005

Cost of debt, net	(242,152)	(436,153)	(1,502,162)	(1,906,741)	(1,069,682)	(843,874)	(5,705,978)	(2,435,835)

Other charges and monetary variations
Interest on other receivables	14,662	16,354	37,300	34,942	111,197	105,922	335,987	261,372
Update of other financial assets	169	2,060	1,777	(1,006)	169	17,010	1,777	(1,006)
Monetary variation on leases and concessions agreements	—	—	—	—	(121,207)	(118,199)	(399,066)	(299,122)
Interest on leases	(913)	(917)	(2,707)	(2,906)	(129,426)	(89,233)	(308,888)	(288,221)
Interest on shareholders’ equity	—	(4,346)	(39,534)	(6,401)	—	—	(43,175)	—
Interest on contingencies and contracts	(60,244)	(38,095)	(147,914)	(78,250)	(240,748)	(104,331)	(933,857)	(307,387)
Interest on sectoral assets and liabilities	—	—	—	—	(24,359)	(10,413)	(66,057)	(21,964)
Bank charges and other	(7,236)	(114,172)	(25,847)	(137,033)	(35,416)	(124,393)	(82,838)	(125,050)
Foreign exchange, net	(448,268)	(317,117)	(108,297)	(391,536)	35,106	(187,174)	(184,161)	(628,670)
	(501,830)	(456,233)	(285,222)	(582,190)	(404,684)	(510,811)	(1,680,278)	(1,410,048)
Financial result, net	(743,982)	(892,386)	(1,787,384)	(2,488,931)	(1,474,366)	(1,354,685)	(7,386,256)	(3,845,883)

Reconciliation
Financial expenses	(504,229)	(508,854)	(1,396,303)	(1,183,257)	(646,254)	(1,199,642)	(10,323,734)	(2,681,384)
Financial income	91,269	71,038	240,953	192,710	722,377	709,151	1,951,914	2,022,664
Exchange variation	(348,799)	(313,494)	361,829	312,399	(756,108)	(572,510)	1,379,572	504,071
Net effect of derivatives	17,777	(141,076)	(993,863)	(1,810,783)	(794,381)	(291,684)	(394,008)	(3,691,234)
Financial result, net	(743,982)	(892,386)	(1,787,384)	(2,488,931)	(1,474,366)	(1,354,685)	(7,386,256)	(3,845,883)

(i)	September 30, 2023, the amount of interest for monetary variation and exchange variation of debts linked to the purchase of assets from Vale was R$711,919.
(ii)	September 30, 2023, the cost of banking operations with derivatives was R$380,453.
(iii)	September 30, 2023, the result with derivatives and fair value of the securities linked to the protection of the investment in Vale shares was R$1,636,448.
(iv)	The gross balance of the financial investment’s accrual in listed entities without effects of PIS and COFINS in the nine months ended on September 30, 2023, is R$4,693,812.
83

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

23.  POST-EMPLOYMENT BENEFITS

	Consolidated
	09/30/2023	12/31/2022
Defined contribution
Future II	256	332
Defined benefit
Future	134,826	127,351
Health Insurance	461,951	448,157
	596,777	575,508
	597,033	575,840

24.   SHARE-BASED PAYMENT

The Company and its subsidiaries have Share-Based Plans that are settled in shares and cash. As of September 30, 2023, the Group has the following share-based payment arrangements:

Grants made in 2023

  Share grant program (liquidated in shares)

In the period ended of September 30, 2023, the following Grant Program was established:

Program	Conditions for vesting
Cosan Partners 2023.

Grants January 30, 2023.

The incentive program is conditioned on length of service (service condition) and performance targets (performance conditions). Of the program's total shares, 60% are related to length of service for a period of 3 years, with shares being granted annually. The remainder, equivalent to 40% of the program, are related to performance goals, requiring the achievement of specific metrics that can vary between 0% and 110% (to calculate the fair value, reaching 100% was considered), these actions will have a specific base weight in accordance with the target established by the Board of Directors.

Grant March 28, 2023.

The incentive program is conditioned on length of service (service condition) and performance targets (performance conditions). Of the program's total shares, 49% are related to length of service for a period of 3 years, with shares being granted annually. The remainder, equivalent to 51% of the program, are related to performance goals, requiring the achievement of specific metrics that can vary between 0% and 110%.

The total value of shares granted in the two plans is 12,472,325.

84

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

Cosan Invest.

Grant July 31, 2023.

The incentive program is conditioned on length of service (service condition) and performance targets (performance conditions). Of the program's total shares, 41% are related to length of service for a period of 3 years, with shares being granted annually. The remainder, equivalent to 59% of the program, are related to performance goals, requiring the achievement of specific metrics that can vary between 50% and 150%.

SOP Moove.

Grant July 1, 2023.

The incentive program is conditioned on length of service (service condition) and linked to the occurrence of a liquidity event defined in the program (performance conditions). The options granted to participants may only be exercised after they become vested options, and the maximum period for exercising the Options will be 6 (six) years from the date of grant. The exercise price of the options covered by this Program is R$50.05 for Model A options, R$106.28 for Model B options and R$135.05 for Models C and D options (“Exercise Price”) and must be paid in cash, simultaneously with the formalization of the subscription or purchase. To measure fair value, the binomial model is used with premises such as price of the base asset, distribution of dividends (0% dividend yield), exercise price according to each Model within the program, expected average exit rate, risk-free rate, volatility and effect of lock-up linked to the exercise of options.

85

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

Award Type / Award Date	Company	Life expectancy (years)	Grants under plans	Exercised / Canceled / Transferred	Available	Fair value as of grant date - R$
Share grant program
31/07/2018	Cosan S.A.	—	842,408	(842,408)	—	9.65
31/07/2019	Cosan S.A.	60	229,020	(22,283)	206,737	12.46
31/07/2020	Cosan S.A.	60	68,972	(6,704)	62,268	20.93
7/31/2021 - Invest I	Cosan S.A.	36	424,839	—	424,839	24.38
9/10/2021 - Invest II	Cosan S.A.	48	5,283,275	(1,981,231)	3,302,044	22.24
10/11/2021 - Invest III	Cosan S.A.	60	809,944	—	809,944	23.20
7/31/2022 - Invest I	Cosan S.A.	36	846,506	—	846,506	18.74
11/22/2022 - Invests Partners	Cosan S.A.	60	377,173	—	377,173	17.14
1/30/2023 - Invest Partners	Cosan S.A.	36	12,472,325	—	12,472,325	15.26
7/31/2023 - Invest Cosan I - Regular	Cosan S.A.	36	1,047,845	—	1,047,845	17.53
			22,402,307	(2,852,626)	19,549,681
7/31/2019	Comgás	48	83,683	(83,683)	—	79.00

7/01/2023 - Program SOP A	Moove	72	699,276	—	699,276	142.62
7/01/2023 - Program SOP B	Moove	72	279,710	—	279,710	88.32
7/01/2023 - Program SOP C	Moove	72	223,768	—	223,768	76.54
7/01/2023 - Program SOP D	Moove	72	139,855	—	139,855	71.45
			1,342,609	—	1,342,609

01/08/2018	Rumo S.A.	60	1,149,544	(1,149,544)	—	13.94
15/08/2019	Rumo S.A.	60	843,152	(267,977)	575,175	22.17
11/11/2020	Rumo S.A.	60	776,142	(238,437)	537,705	20.01
05/05/2021	Rumo S.A.	60	1,481,000	(977,523)	503,477	20.84
15/09/2021	Rumo S.A.	36	1,560,393	(175,636)	1,384,757	18.19
01/09/2022	Rumo S.A.	36	1,781,640	(35,513)	1,746,127	20.36
01/09/2022	Rumo S.A.	—	146,909	(146,909)	—	20.36
01/09/2023	Rumo S.A.	36	1,724,867	—	1,724,867	21.86
			9,463,647	(2,991,539)	6,472,108
Share-based compensation plan (settled in cash)
07/31/2019 - Invest I	Moove	60	132,670	(26,285)	106,385	50.79
07/31/2020 - Invest II	Moove	60	106,952	(17,210)	89,742	61.89
07/31/2021 - Invest III	Moove	36	80,729	(13,141)	67,588	102.73
07/31/2022 - Invest IV	Moove	36	77,188	(3,000)	74,188	135.05
07/31/2023 - Invest V	Moove	36	82,234	—	82,234	150.98
07/31/2022 - Special Program	Moove	48	615,362	(615,362)	—	50.05
01/08/2021	Compass Gás e Energia	24	29,492	(29,492)	—	25.46
01/08/2021	Compass Comercialização	36	34,054	(6,001)	28,053	25.46
01/08/2021	Compass Gás e Energia	36	164,657	—	164,657	25.46
01/08/2021	Compass Gás e Energia	36	36,251	—	36,251	25.46
01/11/2021	Compass Gás e Energia	32	185,649	—	185,649	25.46
01/11/2021	Compass Gás e Energia	32	1,589,245	(17,873)	1,571,372	25.46
01/02/2022	Compass Gás e Energia	29	87,021	—	87,021	25.59
01/08/2022	Compass Gás e Energia	36	808,938	—	808,938	25.59
01/08/2022	Compass	36	29,828	(6,460)	23,368	25.59
01/08/2022	TRSP	36	30,598	—	30,598	25.59
01/08/2023	Compass Gás e Energia	36	234,741	—	234,741	34.12
01/08/2023	Compass	36	24,862	—	24,862	34.12
01/08/2023	TRSP	36	22,187	—	22,187	34.12
			4,372,658	(734,824)	3,637,834
Total			37,664,904	(6,662,672)	31,002,232

86

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

a)         Reconciliation of outstanding share grants

The change in outstanding share grants is as follows:

	Parent company	Consolidated
At January 1, 2023	7,426,957	17,876,508
Granted	13,520,170	16,951,670
Exercised/cancels/other	(1,397,446)	(3,825,946)
At September 30, 2023	19,549,681	31,002,232

b)         Fair value measurement

The weighted average fair value of the shares granted during the period ended September 30, 2023, and the year ended December 31, 2022 as well as the key assumptions used to apply the Black and Scholes and Binominal model were as follows:

		Average market price on the grant date	Interest rate	Volatility
Cosan S.A	09/30/2023	16.02	N/A	N/A
	12/31/2023	17.14	6.82%	36.50%

Compass	09/30/2023	41.46	N/A	N/A
	12/31/2023	29.20	N/A	N/A

Comgás	09/30/2023	79.00	N/A	N/A
	12/31/2023	79.00	N/A	N/A

TRSP	09/30/2023	41.46	N/A	N/A
	12/31/2023	29.20	N/A	N/A

Rumo	09/30/2023	21.87	10.41%	25.84%
	12/31/2023	20.56	11.53%	27.70%

Moove	09/30/2023	105.98	4.05%	42.85%

c)         Expense recognized in profit or loss

Share-based compensation expenses included in profit or loss for the periods ended September 30, 2023, and 2022 were R$151,177 and R$ 50,996, respectively.

87

Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

25.  SUBSEQUENT EVENTS

PARTIAL COMMIT SPIN-OFF

On October 9, 2023, the Extraordinary General Meeting of the indirect subsidiary Commit Gás S.A. (“Commit”) approved the partial spin-off of Commit into a new company, to be called Norgás S.A. (“Norgás”). The spun-off portion is made up of shares representing the equity interest held by Commit in Companhia de Gás do Ceará (“CEGÁS”), Companhia Potiguar de Gás (“POTIGÁS”), Gás de Alagoas S.A. (“ALGÁS”), Sergipe Gás S.A. ( “SERGÁS”) and Companhia Pernambucana de Gás (“COPERGÁS”). The indirect subsidiary Compass Gás e Energia holds a 51% shareholding in Norgás, the same percentage it holds in Commit, therefore Compass Gás e Energia's shareholding in the companies mentioned above does not change.

The occurrence of this event reinforces the strategy of the subsidiary Compass of selling its stake in Norgás, and as a result, on the same date these investments for balance sheet purposes were classified as 'asset held for sale' and for income statement purposes they were classified as 'discontinued operation', in accordance with the requirements contained in Technical pronouncement CPC 31 – Non-Current Assets Held for Sale and Discontinued Operations.

ACQUISITION OF 51% SHAREHOLDING IN BIOMETANO VERDE PAULÍNIA S.A.

On October 20, 2023, the indirect subsidiary Compass Comercialização concluded the acquisition of control of 51% of the equity interest in Biometano Verde Paulínia S.A. (“BVP”). BVP is a privately held company based in Brazil whose activities will involve the purification and treatment of Biogas and the production, movement and sale of Biomethane. Compass Comercialização carried out the acquisition in line with the objective of expanding the Marketing & Services segment, offering increasingly complete solutions to its customers towards a safe and efficient energy transition.

The cash disbursement in the context of the acquisition, up to the date of issue of these interim financial statements, was R$235,000, of which R$100,000 was via capital contribution and R$135,000 paid in a single installment to the former controlling shareholders. The subsidiary Compass hired external consultants to assess the financial impacts of this transaction, which is ongoing on the date of publication of these interim financial statements.

DISTRIBUTION OF DIVIDENDS AND INTEREST ON VALE’S EQUITY

On October 26, 2023, Vale's Board of Directors approved shareholder remuneration in the amount of R$10,033 million. Of this amount, R$6,738 million refers to dividends corresponding to the total value of R$1.565890809 per share and R$3,295 million refers to interest on equity (“JCP”) corresponding to the total value of R$0.765770758 per share as interest on equity.

MOOVE CORPORATE REORGANIZATION

During the third quarter of 2023, the Management of the subsidiary Moove approved the carrying out of a corporate reorganization consisting of the creation of a new entity in the Cayman Islands, Moove Lubricants Holdings – “MLH”, and the subsequent transfer of all assets of the Moove Group's current holding company, Cosan Lubes Investments – “CLI”, for the new entity. The new entity will become the holding company of the Moove Group and CLI will be liquidated. The reorganization is expected to be carried out during the fourth quarter of 2023.

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Explanatory Notes to the interim Financial Statement

(In thousands of Reais, except when otherwise indicated)

2nd ISSUE OF DEBENTURES LINKED TO ENVIRONMENTAL, SOCIAL AND GOVERNANCE (“ESG”) GOALS

On November 1, 2023, the subsidiary Compass issued simple, non-convertible debentures, in the amount of R$1,736,385 with semi-annual remuneration equivalent to CDI + 1.55% p.a. and maturities on November 1, 2029 (50%) and November 1, 2030. The resources obtained from the issue will be used for investments and reinforcement of working capital.

This 2nd issue of debentures is linked to ESG Targets of:

(i)	Biomethane distributed volume (thousands of m³): Increase the daily volume distributed by 50 times in 2022 until 2027, reaching 0.25mln/m³ day;
(i)	(Diversity in Leadership Positions: Reach 47% of people in leadership composed of Diversity Groups by 2027.

The Compass subsidiary will undergo a step-up of 12.5 basis points for each target that is not achieved, which would increase the rate from April 2028 (verification date) to up to CDI + 1.85% p.a.

COMPASS DIVIDENDS

On November 8, 2023, the Board of Directors of the subsidiary Compass deliberated and approved the distribution of interim dividends in the amount of R$1,000,000; being part of the previous year's profit reserves account (R$724,565); and part of the net profit for the year incurred until September 2023 (R$275,435).

EIGHTH ISSUE OF COSAN DEBENTURES

On November 8, 2023, the Board of Directors of Cosan S.A. approved the public offering of the 8th issue of simple debentures, under a firm placement guarantee regime, not convertible into shares, unsecured, in a single series. The issuance will be in the total amount of R$ 1,250,000.00, with semi-annual interest accruing at a rate equal to DI plus a spread of 1.80% p.a. and with principal due on January 21, 2031, with partial straight-line amortization on January 21, 2030 and on the maturity date. The net resources obtained from the Issue will be used for the ordinary management of the Company's business.

SHARE PURCHASE PLAN – RUMO

On November 9, 2023, the Board of Directors of the subsidiary Rumo approved the share buyback program. The approved Program aims to acquire shares issued by Rumo itself to maintain such shares acquired in treasury, cancel or sell them, or subsequently sell the shares on the market. The shares repurchased and held in treasury may, at the discretion of Rumo’s management, be used to fulfill obligations arising from share plans relating to the retention of executives, in the manner approved by the shareholders meeting at the General Meeting and by the Board of Directors.

The maximum period for carrying out acquisitions of Rumo shares under the Buyback Program will be 18 months, starting on November 10, 2023 and ending on May 10, 2025. Within this period, the repurchase limit of the Company will be 4,461,504 shares.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 13, 2023

COSAN S.A.
By:	/s/ Ricardo Lewin
Name: Ricardo Lewin
Title: Chief Financial Officer

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